SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 5
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by replacing the sections “Recent Developments—The Federal Republic of Germany—Gross Domestic Product,” “Recent Developments—The Federal Republic of Germany—Inflation Rate,” “Recent Developments—The Federal Republic of Germany—Unemployment Rate” and “Recent Developments—The Federal Republic of Germany—Current Account and Foreign Trade” with the section “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 4 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 to 6 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Excessive Deficit Procedure” on page 7 hereof to the section “Recent Developments—The Federal Republic of Germany— Excessive Deficit Procedure” and by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 7 to 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text on pages 9 to 147 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (i) “By-laws of KfW of May 1, 2011 (English language translation)” attached hereto is hereby added and the exhibit index is amended accordingly.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 21, 2010 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On April 7, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = USD 1.4283 (EUR 0.7001 per USD).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as USD per EUR 1.00, for the period indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended March 31, 2011	1.4183	1.3897	1.4212	1.2944

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as USD per EUR 1.00, for each month from January 2011 through March 2011, as published on a weekly basis by the Federal Reserve Bank of New York.

2011	High	Low
January	1.3715	1.2944
February	1.3794	1.3474
March	1.4212	1.3813
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
Overview of Key Economic Figures
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on previous	Percentage change on the same
Reference period	quarter	quarter in previous year
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.6	2.2
2nd quarter 2010	2.2	3.9
3rd quarter 2010	0.7	3.9
4th quarter 2010	0.4	4.0
     The recovery of the German economy slowed down slightly towards the end of 2010. Economic growth in the fourth quarter of 2010 was mainly based on foreign trade. While exports of goods and services increased by 2.5% in the fourth quarter of 2010 compared to the preceding quarter, imports of goods and services increased by 0.9%. The resulting balance of exports and imports contributed 0.7 percentage points to GDP growth in the fourth quarter of 2010. With respect to domestic uses, capital formation in machinery and equipment increased by 2.6% in the fourth quarter of 2010 compared to the preceding quarter. In addition, both household final consumption expenditure (+0.2%) and government final consumption expenditure (+0.6%) were slightly higher in the fourth quarter of 2010 than in the third quarter of 2010. These effects, in particular, offset the weather-related sharp decline of 3.9% in capital formation in construction.
     Compared to the fourth quarter of 2009, price- and calendar-adjusted GDP increased by 4.0% in the fourth quarter of 2010. Overall, GDP was considerably above the levels during 2009 in all quarters of 2010.
Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 4th quarter of 2010, press release of February 24, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/02/PE11__074__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1

     The consumer price index for Germany rose by 2.1% in February 2011 compared to February 2010, with a stronger upward price trend thus being observed for the fourth consecutive month. A higher inflation rate was last recorded in October 2008 (+2.4%).
     In February 2011, the inflation rate was largely determined by a significant increase in energy prices of 10.2% compared to February 2010. Since March 2010, the increase in energy prices (household energy and motor fuels) has been higher than the general level of price increase. Overall, the prices of household energy in February 2011 increased by 9.4% compared to February 2010, with the largest price rise relating to heating oil (+32.0%). A clear (though slightly lower) increase in prices in February 2011 compared to February 2010 was also recorded for electricity (+7.5%) and gas (+3.5%). Motor fuel prices increased by 11.8% in February 2011 compared to February 2010. Excluding energy prices, the inflation rate would have been 1.2% in February 2011 compared to February 2010. Food prices also increased considerably by 3.4% in February 2011 compared to February 2010 and, for almost a year, the monthly rates of food price increase have been above the general inflation rates.
     Compared with January 2011, consumer prices in February 2011 increased by 0.5%, mainly due to seasonal price increases especially for package holidays, cut flowers, fruit and heating oil.
Source: Statistisches Bundesamt, Consumer prices in February 2011: +2.1% on February 2010, press release of March 11, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/03/PE11__098__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
February 2010	8.0	7.3
March 2010	7.5	7.2
April 2010	7.1	7.0
May 2010	6.8	6.9
June 2010	6.6	6.8
July 2010	6.7	6.8
August 2010	6.5	6.7
September 2010	6.4	6.6
October 2010	6.4	6.6
November 2010	6.2	6.6
December 2010	6.4	6.5
January 2011	6.8	6.5
February 2011	6.5	6.3

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany,” which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed persons. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 500,000 persons, or 1.3%, in February 2011 compared to February 2010. Compared to January 2011, the number of employed persons in February 2011 increased by approximately 43,000, or 0.1%, after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in February 2011 decreased by approximately 390,000, or 12.5%, compared to February 2010. Compared to January 2011, the seasonally adjusted number of unemployed persons in February 2011 declined by 2.0%.
Sources: Statistisches Bundesamt, Employment in February 2011: Employment up by 1.3 percent in February 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml);
Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January 2011	January 2010
Foreign trade	10.1	8.1
Services	-1.2	-1.5
Factor income (net)	3.4	4.5
Current transfers	-3.7	-4.5
Supplementary trade items	-1.3	-1.0

Current account	7.2	5.6

Source: Statistisches Bundesamt, German exports in January 2011: +24.2% on January 2010, press release of March 10, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/03/PE11__095__51,templateId=renderPrint.psml).

Public Finance
Revenues and Expenditures
     The following table presents revenues and expenditures in the public sector for the years 2006 to 2010:
General Government Accounts (1)

	2010	2009	2008	2007	2006
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	688.6	681.7	705.2	687.0	639.5
of which: Taxes (2)	568.3	564.5	590.1	576.4	530.6
Expenditure	773.6	741.1	711.2	691.5	681.7

Balance	-85.0	-59.3	-6.0	-4.6	-42.2

Social security funds
Revenue	518.9	493.5	486.5	477.5	471.9
Expenditure	515.9	506.8	477.7	466.6	466.8

Balance	3.0	-13.3	8.8	10.9	5.1

General Government
Revenue	1,082.1	1,066.0	1,088.5	1,065.8	1,017.1
Expenditure	1,164.1	1,138.7	1,085.6	1,059.4	1,054.2

Balance	-82.0	-72.7	2.8	6.3	-37.1

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Publikationen/Fachveroeffentlichungen/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufig2180140108004,property=file.pdf).

Debt of the Federal Government
     The following table summarizes the direct debt of the Federal Government as of December 31, 2010:
Summary of the Direct Debt of the Federal Government

Principal amount
outstanding as of
December 31, 2010
(EUR in millions)
Federal Bonds	635,986
Inflation-linked Securities	38,000
Five-year Federal Notes	189,000
Federal Treasury Notes	131,000
Federal Savings Notes	8,704
Treasury Discount Paper	85,810
Federal Treasury Financing Paper	599
German Government Day-Bonds	1,975
Further short term debt (≤ 1 year)	1,480
Borrowers’ note loans	12,445
of which:
– From residents	12,228
– From non-residents	217
Old debt (1)	4,406
of which:
Equalization claims	4,126
Other	40
Repurchased debt	44,244
Medium-term notes of Treuhandanstalt	51

Total	1,065,252

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2010, Bundesanzeiger Nr.36 of March 4, 2011, page 930.

Excessive Deficit Procedure
     Based on updated results of the Federal Statistical Office released in February 2011, the German general government deficit was 3.3% of GDP in 2010, which is less than previous estimates but above the Maastricht Treaty’s reference value of 3% of GDP.
Source: Statistisches Bundesamt, Government deficit ratio for 2010 amounting to 3.3%, press release of February 24, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/02/PE11__075__813,templateId=renderPrint.psml).
Other Recent Developments
     On March 24 and 25, 2011, the European Council adopted a comprehensive package of measures to strengthen the economic governance of the European Union and ensure the lasting stability of the euro area as a whole. The European Council: (1) concluded the Euro Plus pact, a new instrument of policy coordination for competitiveness and convergence within the euro area and among the Euro Area, and interested non-Euro Area, Member States; (2) reached a detailed agreement on the features of the permanent stability mechanism (the “European Stability Mechanism,” or “ESM”) and on the temporary facility (the “European Financial Stability Facility,” or “EFSF”); (3) agreed on the amendment of the Treaty on the Functioning of the European Union (the “Treaty”) needed to give legal certainty to the stability mechanism (subject, inter alia, to approval by the national legislatures); (4) endorsed the agreement on six legislative proposals on budgetary and macro-economic surveillance; and (5) underlined the importance of banking sector stress tests, which are currently carried out by the European Banking Authority and other relevant authorities.
     The package of six legislative proposals on economic governance seeks to ensure enhanced fiscal discipline and to avoid excessive macroeconomic imbalances. The package includes: a reform of the Stability and Growth Pact aimed at enhancing the surveillance of Member States’ fiscal policies and at applying enforcement measures more consistently and at an earlier stage; new provisions on national fiscal frameworks; and a new surveillance of macroeconomic imbalances. Basic features are a more prominent role for the general government gross debt criterion (with 5% of the difference between the actual debt ratio and the 60% of GDP reference value under the Maastricht criteria to be corrected each year) and quasi-automatic sanctions.
     In line with the decisions taken by the euro area Heads of State or Government on March 11, 2011, the ESM, which is to be established by the Euro Area Member States and will become operational from June 2013 onwards, will have an effective lending capacity of EUR 500 billion. In addition, until June 2013 the effective lending capacity of the EFSF in the amount of EUR 440 billion will be ensured. The draft of the ESM treaty and the amendments to the EFSF agreement are currently being finalized to allow for signature before the end of June 2011. With respect to its capital structure, the ESM will have a total subscribed capital of EUR 700 billion and the contribution of each Member State will be based on the paid-in capital key for the ECB. On this basis, the Federal Republic’s contribution will amount to approximately 27%. In order to obtain and maintain the highest credit rating, EUR 80 billion out of the total EUR 700 billion will be in form of paid-in capital contributed by the Euro Area Member States in five equal annual installments from July 2013 onwards. The Federal Republic will contribute paid-in capital in an amount of approximately EUR 22 billion. In addition, the ESM will dispose of a combination of committed callable capital and guarantees from Euro Area Member States in a total amount of EUR 620 billion.
     Consistent with the proposed amendment to the Treaty, the ESM will be able to provide financial assistance, if indispensable to safeguard the stability of the euro area as a whole, subject to strict conditionality under a macro-economic adjustment program, and if mutually agreed by the voting members of the ESM’s Board of Governors (consisting of the Ministers of Finance of the Euro Area Member States) based on a debt sustainability analysis conducted by the European Commission together with the International Monetary Fund and in liaison with the ECB. Provided these conditions are met, the ESM may grant either direct loans or, in exceptional cases, purchase the bonds of Member States in the primary market. Financial assistance from the ESM will be activated upon a Member State’s request. In all circumstances, active participation of the IMF will be sought. In addition, an adequate and proportionate form of private-sector involvement will be expected on a case-by-case basis, with the nature and the extent of this involvement depending on the outcome of the debt sustainability analysis and potential implications for euro area financial stability. In order to facilitate this process, standardized collective action clauses will be included in the terms and conditions of all new euro area government securities with a maturity in excess of one year issued from July 2013 onwards. These clauses are intended to enable creditors to adopt a qualified majority decision agreeing to a legally binding change to the terms of payment in the event that a debtor Member State is unable to meet its payment obligations. In all cases, any ESM loan will enjoy preferred creditor status, junior only to any IMF loans.

     The ESM will assume the role of the EFSF and the current European Financial Stabilisation Mechanism (“EFSM”) in providing financial assistance to Euro Area Member States after June 2013. Undisbursed and unfunded portions of existing loan facilities are intended to be transferred to the ESM. Consolidated ESM and EFSF lending must not exceed EUR 500 billion. The EFSF will remain operational after June 2013 until it has received full payment of financing granted to Member States and has repaid its liabilities under the financial instruments issued and any obligations to reimburse guarantors.
Sources: European Council, Conclusion 24-25 March 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/120296.pdf); President of the European Council, Remarks by Herman VAN ROMPUY President of the European Council following the meeting of the European Council, press release of March 25, 2011
(http://www.consilium.europa.eu/App/NewsRoom/loadDocument.aspx?id=1823&lang=English&directory=en/ec/&fileName=120294.pdf); Bundesministerium der Finanzen, Gesamtpaket zur Reform der Währungsunion vom Europäischen Rat verabschiedet
(http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Europa/Der__Euro/Wirtschafts-und-Waehrungsunion/ESM/23032011-ESM.html?__nnn=true).
     On April 6, 2011, the Portuguese Prime Minister informed the President of the European Commission of Portugal’s intention to ask for the activation of the financial support mechanisms. The President of the European Commission assured that this request will be processed in the swiftest possible manner, according to the rules applicable.
Source: President of the European Commission, Portugal requests activation of the financial support mechanisms, press release of April 6, 2011 (http://ec.europa.eu/economy_finance/articles/financial_operations/2011-04-06-portugal_en.htm).

KFW
GENERAL
Overview
     KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following business areas:
•	KfW Mittelstandsbank (KfW SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	KfW Privatkundenbank (KfW Private Client Bank) provides housing-related loans and grants as well as financing for education to private individuals;

•	KfW Kommunalbank (KfW Municipal Bank) offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to German Landesförderinstitute and other financial institutions;

•	Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	Promotion of developing and transition countries: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Capital markets, which comprises KfW’s treasury, funding, securitization and other capital markets-related activities.
     As of December 31, 2010, KfW held total assets of EUR 441.8 billion, including loans and advances of EUR 345.4 billion. KfW’s promotional business volume amounted to EUR 81.4 billion in 2010. Taking into account a special mandate by the Federal Government to commit loans to the Hellenic Republic (“Greece”), total commitments amounted to EUR 103.7 billion in 2010. For more information on this loan commitment, see “Business—Capital Markets—Special Mandate by the Federal Government—Financial Support Measures for Greece.”
     KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.
Ownership
     The Federal Republic holds 80% of KfW’s capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.
Legal Status
     KfW is organized under the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities and to grow the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.
Relationship with the Federal Republic
Guarantee of the Federal Republic
     The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.
Institutional Liability (Anstaltslast)
     KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.
Understanding with the European Commission
     In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with European Union (“EU”) law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.
     In the area of export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007 and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.
     KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:
•	implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding) schemes,

which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•	participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.
     The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law and KfW’s by-laws accordingly.
     On January 1, 2008, KfW IPEX-Bank GmbH, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. KfW provides funding for KfW IPEX Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. The permitted promotional export and project finance activities are conducted by KfW IPEX-Bank in its own name on behalf of KfW on a trust basis. In accordance with the understanding with the European Commission, KfW IPEX-Bank obtained a banking license and is subject to the German Banking Act (Kreditwesengesetz) and the corporate tax regime. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”
Supervision
     Under the KfW Law, the Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology, supervises KfW and has the power to adopt all measures necessary to safeguard the compliance of KfW’s business operations with applicable laws, KfW’s by-laws and other regulations. Subject to the foregoing, the Federal Ministry of Finance does not have the right to influence business decisions made by KfW’s Executive Board or Board of Supervisory Directors. KfW’s overall activities are supervised by its Board of Supervisory Directors, which consists of seven Federal Ministers, seven appointees of each of the two houses of Parliament, the Bundesrat and the Bundestag, and representatives of various sectors and institutions of the German economy. For more information on the Executive Board and the Board of Supervisory Directors, see “Management and Employees.”
     Effective January 1, 2011, KfW’s by-laws were amended, primarily with a view to bringing them broadly in line with the recommendations and proposals of the Public Corporate Governance Code of the Federation (the “Code”). The Code sets forth standards for the sound and responsible management of unlisted entities in which the Federal Republic of Germany holds a majority interest – in particular, with respect to the management and supervision of such entities by their governing bodies. Amendments to KfW’s by-laws in response to the Code’s standards involved, among other things, specifying the required qualifications of members of the Executive Board and the Board of Supervisory Directors, introducing references to the applicability of the business judgment rule to members of the Executive Board and the Board of Supervisory Directors, and providing for a regular review of the quality and efficiency of the Board of Supervisory Directors’ activities. Further, certain limits on decisions by the Executive Board, which need to be submitted to the Board of Supervisory Directors for approval, were raised.
     On April 6, 2011, the Board of Supervisory Directors decided to further amend KfW’s by-laws. The amendment aims at rendering decision-making processes of the Board of Supervisory Directors more efficient, primarily by delegating all approvals of loan commitments to the Credit Committee (Kreditausschuss). This amendment of the by-laws will become effective on May 1, 2011.
     KfW is generally exempt from the requirements of the German Banking Act (Kreditwesengesetz). There are, however, plans to subject KfW to certain provisions of the German Banking Act to the extent appropriate. These plans may lead to further amendments of KfW’s by-laws. Any decision as to whether and how to proceed with respect to such amendments will be made by the Federal Government. KfW is currently unable to predict whether, when or in what form such plans may be realized or such amendments will be implemented.
     In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed so as to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinions and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.
     Under the terms of various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is also required to have an auditor to report on the proper discharge of KfW’s duties and the efficiency and effectiveness of its administration.
Corporate Background
     KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program, which is also known as Marshall Plan (the “ERP”). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.
     In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH.”
     In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

BUSINESS
Introduction
     KfW currently conducts its business in the following business areas:
•	KfW Mittelstandsbank (KfW SME Bank), which focuses on SMEs and other commercial clients;

•	KfW Privatkundenbank (KfW Private Client Bank), which focuses on private clients;

•	KfW Kommunalbank (KfW Municipal Bank), which is responsible for public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Capital markets, which comprises KfW’s treasury, funding, securitization, and other capital markets-related activities.
     The following table sets forth the total assets, loans and advances and securitization program commitments outstanding of KfW Bankengruppe in each year.
Key Figures of KfW Bankengruppe

	As of December 31,
	2010	2009
	(EUR in millions)
Total assets	441,757	400,084

Loans and advances	345,402	317,696

Securitization program commitments outstanding (1)	15,526	28,123

(1)	Aggregate principal amount of outstanding securitization program commitments as of December 31, 2010 and 2009, respectively, consisting of commitments in connection with credit-default swaps under KfW’s PROMISE and PROVIDE securitization programs and its variations in the amount of EUR 15,380 million in 2010 and EUR 27,540 million in 2009, as well as irrevocable loan commitments in the amount of EUR 146 million in 2010 and EUR 583 million in 2009.
     The following table sets forth the relative size of each of the business areas in terms of commitments for each of the years indicated.

Promotional Business Volume by Business Area

	Year ended December 31,
	2010	2009
	(EUR in millions)
KfW Mittelstandsbank (1)	28,504	23,766

KfW Privatkundenbank	20,025	16,094

KfW Kommunalbank	15,787	9,358

Export and project finance (KfW IPEX-Bank)	9,336	8,910

Promotion of developing and transition countries	5,679	4,497
of which KfW Entwicklungsbank	4,452	3,482
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,226	1,015

Capital markets (2)	2,125	1,537
of which securitization program commitments	—	1,534

Others	126	98

Total promotional business volume (3)	81,351	63,867

Special mandate by the Federal Government (4)	22,336	—

Total commitments (5)	103,687	63,867

(1)	Commitments for 2010 include EUR 1,514 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2010 (2009: EUR 577 million). This amount includes the cancellation of one major commitment of EUR 1.15 billion.

(2)	Previously referred to as “Financial markets.”

(3)	Total promotional business volume has been adjusted for commitments of EUR 231 million in 2010 (2009: EUR 394 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	For more information on the special mandate, see “—Capital Markets—Special Mandate by the Federal Government—Financial Support Measures for Greece.”

(5)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.
     The following table sets forth the total economic capital required of KfW Bankengruppe as well as the relative size of each of the operative business areas in terms of the percentage of economic capital required for each of the years indicated. The balance of economic capital required relates to group functions. For more information on the term economic capital, see “Financial Section—Risk Report—Risk Management Approach of KfW Bankengruppe—Economic Risk-Bearing Capacity.” For more information on the economic capital required by KfW Bankengruppe, see Note 37 to the financial statements.
Economic Capital Required

	As of December 31,
	2010	2009
Total economic capital required (in EUR millions) (1)	11,274	11,876
of which KfW Mittelstandsbank	21%	22%
of which KfW Privatkundenbank	12%	12%
of which KfW Kommunalbank	4%	5%
of which export and project finance (KfW IPEX-Bank)	21%	20%
of which promotion of developing and transition countries (KfW Entwicklungsbank and DEG)	11%	9%
of which capital markets	15%	19%

(1)	The economic capital required has been calculated on a solvency level of 99.99%. In the Annual Report for the year ended December 31, 2009 a solvency level of 99.96% was used. The numbers for 2009 set forth in the table above, have been adjusted to reflect the change in the solvency level and deviate from the numbers which KfW disclosed previously for the same period.

Domestic Promotional Business
General
     To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and to a limited extent elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominantly domestic finance activities are conducted by the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Further promotional activities targeting the domestic market are KfW’s securitization activities, which are reported under the capital markets business area, and advisory services, which are reported under “Others.”
     Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financings. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financings directly to the ultimate borrower (e.g., for financings of municipalities in the KfW Kommunalbank business area).
     By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas, KfW currently lends to approximately 225 banks.
     KfW’s German commercial banking on-lending customers include the nine German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Originally, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). Under a settlement reached with the European Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings incurred after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 66.4 billion as of December 31, 2010. Of this amount, EUR 15.8 billion, or 24%, continues to benefit from government credit support. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken has been shifting from government risk to a profile more comparable to KfW’s other loans to the banking sector.
     KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications for each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global loans or global funding facilities to commercial banks or financing institutions.
     Individual Loans. KfW explicitly defines detailed formal requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks are normally collateralized by real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals — first by the intermediate bank and then by KfW — for each borrower. KfW’s loan approval, however, is in most cases based solely on a review of the loan application with respect to compliance with the formal requirements defined for the particular lending program.
     Under the traditional pricing model, the commercial banks to which KfW lends are permitted to on-lend the funds at fixed spreads over the applicable interest rate payable to KfW. In 2005, KfW replaced the fixed-spread pricing model with a risk-adjusted pricing model for new commitments in many of its loan programs targeted at SMEs and other commercial enterprises. The fixed-spread pricing model, however, continues to apply in KfW Privatkundenbank’s lending programs, KfW Mittelstandsbank’s lending programs for start-up financing, as well as certain programs of KfW Kommunalbank.

     Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.
     In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW Mittelstandsbank has been reworking and renewing its SME financing programs to increase its support for SMEs. The recent focus has been on enhancing the support under various SME lending programs in order to encourage on-lending banks to extend loans, especially to SMEs with a higher risk profile, and on complementing its products by offering mezzanine capital and equity participations. Under lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies to KfW Mittelstandsbank’s two largest and most important lending programs, the KfW Unternehmerkredit, or Entrepreneurial Loan program, and the KfW Sonderprogramm, or Special Loan program, launched in the beginning of 2009 in connection with the Federal Republic’s economic stimulus packages (see “—Participation in Government Stimulus Packages” below). In addition, mezzanine capital and equity participations offered by KfW Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of a risk pool funded by risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.
     Global Loans and Global Funding Facilities. Global loans and global funding facilities are extended in the form of lump sums to commercial banks or promotional institutions of the federal states (Landesförderinstitute) in order to facilitate the processing of KfW loans. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower, and, in general, a higher degree of flexibility for the on-lending financial institution. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending bank or financial institution compared with KfW’s traditional lending programs. KfW offers three different kinds of global loans or global funding facilities, two of which are targeted at Landesförderinstitute.
     KfW extends global loans to selected commercial banks in Germany and to a limited extent elsewhere in Europe, in the form of a lump sum which the banks break down and grant as individual loans to fund their own financing needs for SMEs, housing projects and municipal infrastructure projects, and increasingly energy efficiency projects. KfW expects the receiving banks to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these global loans offer greater loan structure flexibility, as the mode of repayment may be agreed individually between the bank and its customer and the interest rate may be variable or fixed. The interest rate for the ultimate borrower is composed of KfW’s funding rate to the bank plus an individual risk-adjusted margin. The margin is determined by the ultimate borrower’s creditworthiness, which is evaluated on the basis of the bank’s rating system. The bank and KfW agree on the methodology used to calculate the margin.
     In the framework of its traditional lending programs, KfW also extends global loans to some Landesförderinstitute. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). In total, KfW extends global loans to 17 Landesförderinstitute, each of which is responsible for promotional issues within its Land or Länder, as the case may be. Landesförderinstitute use KfW’s global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program.
     Finally, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute broad flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

Participation in Government Stimulus Packages
     In order to stabilize and strengthen the German economy, which had been negatively affected by the global economic and financial crisis, the Federal Government implemented packages of stimulus measures, which provide for the participation of KfW, in late 2008. These measures were amended in 2009. Against the backdrop of a lack of funding from financial institutions, KfW Mittelstandsbank initiated the KfW Sonderprogramm under the Federal Republic’s packages of measures to promote investments. This program was designed to safeguard enterprises, primarily small and medium-sized, but also larger enterprises, against a lack of funding from financial institutions and at providing project financing. The KfW Sonderprogramm offered financings primarily according to KfW’s ordinary individual loan scheme, but also global loans to banks according to KfW’s global loan scheme and direct loans to large enterprises and for project financing. In addition to the KfW Sonderprogramm, the measures under the stimulus packages comprised financings of housing-related investments of individuals (KfW Privatkundenbank), financings of investments relating to innovation and energy efficiency by SMEs (KfW Mittelstandsbank), and financings of municipal infrastructure projects (KfW Kommunalbank).
     On December 31, 2010 the application period for various credit programs, which had been initiated in connection with the Federal Government’s economic stimulus measures (among others, the KfW Sonderprogramm) expired according to plan. However, new commitments relating to loan applications that were submitted prior to the December 31, 2010 deadline may be made under the KfW Sonderprogramm during the first half of 2011.
KfW Mittelstandsbank (KfW SME Bank)
     KfW Mittelstandsbank promotes SMEs, business founders, start-ups and self-employed professionals; it offers financings for many and varied purposes to companies in different stages of development. According to the KfW-Mittelstandspanel 2010 survey of SMEs in Germany, there were nearly 3.75 million SMEs (including enterprises with an annual group turnover of up to EUR 500 million) in 2009. SMEs accounted for 56% of the gross investment by the German corporate sector, employed two-thirds of the workforce and trained more than 90% of apprentices in 2009.
     KfW Mittelstandsbank provides financings in the sectors start-up financing and general investments, innovation and environmental protection primarily by means of loans (2010: EUR 27.2 billion, 2009: EUR 21.9 billion; including global loans to Landesförderinstitute as well as commercial banks), mezzanine capital (2010: EUR 1.1 billion, 2009: EUR 1.5 billion) and equity participations (2010: EUR 0.2 billion, 2009: EUR 0.2 billion).
     The following table shows KfW Mittelstandsbank’s commitments by sector for each of the years indicated.
KfW Mittelstandsbank Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
Start-up financing and general investment	15,272	15,480
of which KfW Sonderprogramm (1)	6,176	7,162
Innovation	2,119	1,291
Environmental investment	11,113	6,996

Total commitments (2)	28,504	23,766

(1)	Commitments for 2010 include EUR 1,514 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2010 (2009: EUR 577 million). This amount includes the cancellation of one major commitment of EUR 1.15 billion.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.
     To support the German economy, KfW Mittelstandsbank committed financings in the amount of EUR 28.5 billion in 2010 (2009: EUR 23.8 billion). This increase was principally attributable to a rise in loans under KfW Mittelstandsbank’s environmental investment programs. Commitments in 2010 include EUR 4.5 billion extended as global loans to Landesförderinstitute (2009: EUR 3.6 billion), and EUR 1.6 billion extended as global loans to commercial banks (2009: EUR 1.5 billion).
     KfW Mittelstandsbank applies the risk-adjusted pricing model to most of its loans. In some cases, KfW Mittelstandsbank offers the on-lending banks a partial exemption from liability as described above. This is the case for KfW Unternehmerkredite, which are the most important SME loans and offer financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment sector.
     KfW Mittelstandsbank extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. The on-lending bank is not liable to KfW Mittelstandsbank for the subordinated loan. In its mezzanine financing, KfW Mittelstandsbank seeks to tailor the terms and conditions of its lending to each borrower’s risk profile in order to provide a better correlation between yield and risk weighting. As a result, the interest rate of the subordinated loan takes account of both the prevailing rates in the capital markets and the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW Mittelstandsbank fully assumes the risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the bank’s assessment by applying KfW Mittelstandsbank’s own rating standards.
     Finally, KfW Mittelstandsbank provides loans to equity investors, typically private equity companies and venture capital companies. These investors, in turn, make equity investments in SMEs. In addition, KfW Mittelstandsbank provides new equity for innovative SMEs by direct investment, provided that a private investor provides at least the same amount in equity.
Start-up Financing and General Investment Programs
     KfW Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes such as investments in property and buildings, in plant and machinery, equipment or in takeovers. In 2010, commitments in this sector amounted to EUR 15.3 billion (2009: EUR 15.5 billion). Commitments in form of KfW Unternehmerkredite amounted to EUR 8.0 billion in 2010 (2009: EUR 6.4 billion). The increase was mainly due to a higher demand from Landesförderinstitute. Commitments under the KfW Sonderprogramm amounted to EUR 6.2 billion in 2010 (2009: EUR 7.2 billion). The decline was mainly due to the economic recovery in Germany, reflecting the decreasing need for financing extended under the specially designed stimulus program.
Innovation Programs
     KfW Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of mezzanine capital or direct equity investments. In 2010, commitments amounted to EUR 2.1 billion (2009: EUR 1.3 billion).
Environmental Investment Programs
     KfW Mittelstandsbank finances environmental protection projects, in particular, for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions and promoting the use of sources of renewable energy. In 2010, commitments increased to EUR 11.1 billion (2009: EUR 7.0 billion), mainly driven by increased financings for the use of renewable energy.
KfW Privatkundenbank (KfW Private Client Bank)
     KfW Privatkundenbank provides housing-related loans and grants as well as financing for education to private individuals. The following table shows KfW Privatkundenbank’s commitments by sector for each of the years indicated.

KfW Privatkundenbank Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
Housing investment programs	17,973	14,407
Education programs	2,052	1,687

Total commitments (1)	20,025	16,094

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.
     In 2010, KfW Privatkundenbank’s commitments amounted to EUR 20.0 billion (2009: EUR 16.1 billion). This increase was due, in large part, to strong demand for financing under KfW Privatkundenbank’s housing investment programs. Commitments in 2010 include EUR 0.8 billion extended as global loans to Landesförderinstitute (2009: EUR 0.8 billion) and global loans to commercial banks of EUR 0.5 billion (2009: EUR 0.2 billion).
Housing Investment Programs
     KfW Privatkundenbank’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and rehabilitation, and for the improvement of accessibility to existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments amounted to EUR 18.0 billion in 2010 (2009: EUR 14.4 billion). This significant increase was mainly due to an increase of commitments under the home ownership promotion program to EUR 6.5 billion in 2010 (2009: EUR 3.9 billion), whereas commitments in the area of energy-efficient construction and rehabilitation programs decreased slightly to EUR 8.7 billion (2009: EUR 8.9 billion).
Education Programs
     KfW Privatkundenbank supports students and employees in advanced occupational training with direct loans. Some of these programs are subsidized through interest rate reductions paid for by federal funds. In 2010, commitments amounted to EUR 2.0 billion (2009: EUR 1.7 billion). This increase was mainly due to an increase in extending direct loans to students for the financing of their studies.
KfW Kommunalbank (KfW Municipal Bank)
     KfW Kommunalbank provides financing for infrastructure projects to municipalities, municipal companies and non-profit organizations. KfW Kommunalbank is also responsible for granting global funding facilities to Landesförderinstitute and global loans to commercial banks in Germany and in the rest of Europe. The following table shows commitments of KfW Kommunalbank for each of the years indicated.
KfW Kommunalbank Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
Municipal infrastructure programs	6,137	1,982
Global funding facilities to Landesförderinstitute	9,150	7,269
Global loans to commercial banks in Germany	100	—
Global loans to commercial banks in Europe	400	108

Total commitments (1)	15,787	9,358

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.
     In 2010, financing commitments under KfW Kommunalbank’s programs amounted to EUR 15.8 billion (2009: EUR 9.4 billion). This strong increase was mainly due to increased demand for commitments in global funding facilities to Landesförderinstitute as well as for special loan facilities for municipal infrastructure projects covered by the Federal Governments stimulus packages, which were amended in 2009 and expired on December 31, 2010 according to plan.
Municipal Infrastructure Programs
     KfW Kommunalbank provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these programs are subsidized by federal funds. Commitments amounted to EUR 6.1 billion in 2010 (2009: EUR 2.0 billion).
Global Funding Facilities to Landesförderinstitute
     In 2010, KfW extended global funding facilities in the amount of EUR 9.15 billion to Landesförderinstitute (2009: EUR 7.3 billion). The increase was mainly due to an increased demand from the Landesförderinstitute.
Global Loans to Commercial Banks
     Due to the financial crisis, lending in the area of global loans to commercial banks in Germany and in the rest of Europe remained limited, totaling EUR 0.5 billion in 2010 (2009: EUR 0.1 billion). Global loans to commercial banks in Germany amounted to EUR 0.1 billion (2009: none), and global loans to commercial banks in Europe amounted to EUR 0.4 billion (2009: EUR 0.1 billion).
Export and Project Finance (KfW IPEX-Bank)
Business
     KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally operating German and European companies, offering project, export and trade financing. It provides medium and long-term investment and export financings in the form of amortizing loans, guarantees or leasing financings as well as project, object and acquisition financings. It also offers derivative instruments to allow its clients to hedge interest and currency risk. KfW IPEX-Bank also offers instruments for short-term trade financing, such as participations in letters of credit.
     As a strategic shareholding in the area of lease operations, KfW IPEX-Bank holds a 50% stake in Railpool Holding GmbH & Co. KG, an asset manager in rail transportation established in 2008.
     KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power / renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.
     Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financings to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes, vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financings for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German industry.
     KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligble to act as on-lending bank under certain of KfW’s promotional programs. In 2010, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 231 million (2009: EUR 394 million).

     From time to time, KfW IPEX-Bank also enters into framework loan agreements with foreign banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.
     Loans extended by KfW IPEX-Bank are generally secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.
     A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG, the official German export credit insurer (“HERMES”). HERMES insurance covers up to 95% of KfW IPEX-Bank’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financings frequently benefit through a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.
     For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2010, KfW IPEX-Bank’s outstanding loans and guarantees outside Germany amounted to EUR 34 billion, of which EUR 6.8 billion, or 20%, were export finance loans (partly) guaranteed by HERMES.
Corporate Background
     As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.” KfW IPEX-Bank conducts the portion of export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. As of December 31, 2010, KfW IPEX-Bank’s total outstanding loans and guarantees amounted to EUR 47.3 billion (year-end 2009: EUR 48.4 billion). KfW IPEX-Bank is located in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom. As of December 31, 2010, KfW IPEX-Bank employed 526 persons (excluding managing directors, but including temporary personnel).
     KfW IPEX-Bank is approved as an IRB (internal rating based-advanced) bank under the Basel II rules by the relevant German supervisory authorities — the Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority) and Deutsche Bundesbank (German Central Bank).
Commitments
     In 2010, total commitments of export and project finance amounted to EUR 9.3 billion (including commitments under the CIRR scheme for ship financings, which is supported by the federal budget) (2009: EUR 8.9 billion). The following table shows commitments in KfW’s business area export and project finance in 2010 and 2009.

	Year ended December 31,
	2010		2009
	(EUR in	(in% of	(EUR in	(in % of
	millions)	total)	millions)	total)
Commercial business	5,396	58	4,613	52
Promotional business (conducted on behalf of KfW)	3,940	42	4,296	48

Total commitments (1)	9,336	100	8,910	100

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.
     The following table shows KfW IPEX-Bank’s commitments by sectors in 2010 and 2009.

	Year ended December 31,
	2010	2009
	(EUR in millions)
Power, renewables and water	1,774	1,489
Aviation and rail	1,031	979
Manufacturing industries, retail and health	1,050	1,259
Shipping	1,300	1,625
Basic industries	815	1,226
Transport and social infrastructure	941	1,066
Telecommunications and media	427	332
Financial institutions, trade and commodity finance	741	718
Leveraged finance, mezzanine and equity	197	216
CIRR for ship finance	1,058	—

Total commitments	9,336	8,910

     Commitments by Sectors. The analysis of new commitments by sectors shows growth in 2010 for less volatile sectors, such as power, renewables and water, and aviation and rail and a reduction in commitments for more volatile sectors, such as ship financing. The decrease in commitments in the basic industries sector in 2010 was mainly due to the closing of various large-scale projects being postponed, particularly in the field of mining. Moreover, basic industry business is traditionally a late-cycle business, which picks up only in a later stage of an economic upturn.
     Commitments by Geographic Area. In 2010, KfW IPEX-Bank’s commitments are reported for the following three regions: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2010, KfW IPEX-Bank’s commitments for project and corporate financings within Germany decreased to EUR 2.6 billion (2009: EUR 3.0 billion). In 2010, commitments in Europe (excluding Germany, but including Russia and Turkey) decreased to EUR 3.0 billion (2009: EUR 3.6 billion). KfW IPEX-Bank’s commitments to the rest of the world increased to EUR 2.7 billion in 2010 (2009: EUR 2.3 billion). Transregional CIRR commitments for ship financing amounted to EUR 1.1 billion in 2010 (2009: none).
     Commitments by Products. The following table shows KfW IPEX-Bank’s commitments by product in 2010 and 2009.

	Year ended December 31,
	2010	2009
	(EUR in millions)
Direct loans	1,605	2,253
Export finance	1,778	1,851
Structured finance	833	720
Project finance	907	1,335
Guarantees	748	1,067
Credit lines	802	715
Lease finance	654	245
Acquisition finance	196	150
Mezzanine and other products	756	574
CIRR for ship financing	1,058	—

Total commitments	9,336	8,910

Funding
     The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2010, EUR 134 million of loan disbursements were supported by the ERP Special Fund.
     The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on the bank’s capital. Because the Federal Republic is a member of the OECD, loans financed with ERP Special Fund funds or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for handling. Foreign-currency denominated loans are hedged through matched funding or other mechanisms.
Promotion of Developing and Transition Countries
     In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public-sector development cooperation activities, or through DEG, which promotes private-sector investments in developing countries.
     The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2010 and 2009.
Promotion of Developing and Transition Countries Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
KfW Entwicklungsbank	4,452	3,482
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,226	1,015

Total commitments	5,679	4,497

KfW Entwicklungsbank (KfW Development Bank)
     KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public-sector borrowers and recipients. In 2010, approximately 32% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government. Mandates and all funds from the Federal Government involved in loan commitments and grants do, by their nature, not appear on KfW’s statement of financial position.
     KfW extends financial cooperation loans in three ways:
•	Traditional Financial Cooperation Loans (FZ-Standarddarlehen) that are extended for the account of the Federal Republic;

•	Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. Roughly two-thirds of the portion refinanced with KfW funds is guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance; and

•	Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets and do not include interest reduction elements from the federal budget.
     Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether or not to fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.
     Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.
     The following table shows KfW Entwicklungsbank commitments in 2010 and 2009.
KfW Entwicklungsbank Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
Loan commitments	3,234	2,259
of which federal funds	394	336
of which KfW’s funds refinanced in the capital markets	2,840	1,923
Grant commitments	1,036	1,112
Mandates (1)	183	111

Total commitments	4,452	3,482

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.
     Total commitments of KfW Entwicklungsbank increased by 28% to EUR 4,452 million in 2010 (2009: EUR 3,482 million). This increase was, in large part, due to one special loan to the World Bank’s Clean Technology Fund. The relative share of loan commitments that were refinanced in the capital markets increased to 88% in 2010 (2009: 85%).
     In 2010, Asia accounted for 25% of KfW Entwicklungsbank’s commitments; Europe/Caucasus, for 22%; sub-Saharan Africa, for 18%; Latin America, for 9%; Middle East/North Africa, for 9%; and transregional commitments accounted for 17%.
     The following table shows KfW Entwicklungsbank’s commitments by sector in 2010.

	Year ended December 31,
	2010
	(EUR in millions)	(in % of total)
Financial sector	784	18
Social infrastructure	939	21
Economic infrastructure (1)	2,105	47
Production sector	185	4
Others (2)	440	10

Total commitments	4,452	100

(1)	Including a loan to World Bank’s Clean Technology Fund.

(2)	Consists of commitments made for different multisectoral programs.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
     DEG, a limited liability corporation, is a legally independent entity founded in 1962 which KfW acquired from the Federal Republic in 2001. DEG is located in Cologne, Germany, and in 2010 maintained 11 representative offices in developing or transition countries. In 2010, DEG employed an average of 436 persons (2009: 401). DEG is fully consolidated in KfW’s consolidated financial statements.
     DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term capital for private enterprises investing in developing countries. In addition, DEG provides both finance and consultancy services in customized packages on a project basis.
     DEG pursues four key economic aims in its private sector development policy:
•	promoting direct investment, including with DEG’s own venture capital;

•	providing long-term debt finance to investment projects;

•	supporting pioneer investors in new countries and regions; and

•	strengthening local capital markets through financial sector development.
     DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners to provide additional capital for investment in its projects.
     As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. Like KfW, DEG does not distribute profits but instead re-channels them into new investments.
     DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. In June 2001, KfW and DEG entered into a refinancing agreement, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.
     The following table shows DEG’s commitments in 2010 and 2009.
DEG Commitments

	Year ended December 31,
	2010	2009
	(EUR in millions)
Loans	871	613
Equity participations	170	149
Mezzanine financing	174	230
Guarantees	12	23

Total commitments	1,226	1,015

Capital Markets
     KfW’s capital markets business area comprises KfW’s securitization programs, its ABS Portfolio and a program for the refinancing for export loans, which are all part of KfW’s promotional activities. Furthermore, this business area includes the group’s treasury activities, including its funding activities and its financial asset management, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG and Deutsche Post AG and the provision of financial stability measures to

Greece on behalf of the Federal Government. The following table shows capital markets’ commitments and the amount of new funds raised in the capital markets for each of the years indicated.
Capital Markets Key Figures

	Year ended December 31,
	2010	2009
	(EUR in millions)
Capital markets commitments	2,125	1,537
of which securitization program commitments	—	1,534
of which ABS Portfolio	1,068	—
of which program for the refinancing of export loans	1,057	3

Special mandate by the Federal Government	22,336	—
New funds raised in the capital markets	76,374	74,664
Synthetic Securitization Programs
     For a number of years, KfW has been running a synthetic securitization program known as PROMISE (Program for “Mittelstand” Loan Securitization) to foster the promotion of SMEs through the support of on-lending German commercial banks by easing the transfer of credit risk on their SME loans to the capital markets. In addition, KfW established PROVIDE, a synthetic securitization program for residential mortgage loans. In 2010, no transaction was concluded (2009: one transaction amounting to EUR 1.5 billion). At year-end 2010, KfW’s securitization commitments outstanding amounted to EUR 15.4 billion (year-end 2009: EUR 27.5 billion).
     All securitization transactions to date have followed a standardized basic structure whereby KfW acts as intermediary credit-default swap or intermediary bank guarantee provider between lending commercial banks and mortgage banks and the capital markets. In the case of credit-default swaps, KfW generally enters into a credit-default swap with the originating bank to provide cover for specified credit risks of the assets being securitized. In general, KfW then contractually shifts the risks assumed under the credit-default swap with third parties by (1) entering into further credit-default swaps with highly-rated credit institutions (or, upon provision of highly-rated collateral, other financial institutions) and, in most cases, (2) issuing credit-linked certificates of indebtedness to a special-purpose vehicle (“SPV”) as collateral against the SPV’s obligations under mirroring credit-linked notes (“CLNs”), issued by the SPV to investors.
     The proceeds from the sale of CLNs are used by the SPV to purchase the certificates of indebtedness from KfW on the issue date of the CLN. KfW uses the cash proceeds to fulfill its payment obligations under its certificates of indebtedness to the SPV, and, to the extent obligations arise in respect of KfW’s credit-default swap with the originating bank (i.e., any realized losses occurred in the reference portfolio), to pay compensation to the originating bank. In this case, the payment obligations of KfW under the certificates of indebtedness are reduced simultaneously in an amount matching the compensation payments under the credit-default swap with the originating bank.
     Between 2005 and 2007 KfW selectively retained parts of AAA-rated super senior swap tranches in transactions under the securitization programs. As of December 31, 2010, these tranches decreased to EUR 0.6 billion (year-end 2009: EUR 1.1 billion). In 2010, one retained part of two super senior swap tranches in the outstanding amount of EUR 0.5 billion was downgraded by Fitch Ratings from AAA to A and by Moody’s from Aaa to Aa1. KfW does not expect any drawings under the senior bank guarantees that KfW has provided in relation to the securitization programs.
     There was no material change with respect to the level of risk that KfW incurred as a result of changes in the ratings of transactions concluded under the securitization programs.
ABS Portfolio
     In 2010, KfW invested EUR 1.1 billion in senior tranches of securitized assets (e.g., SME loan-portfolios) in order to enable KfW’s promotional target groups to benefit from a sustainable and stable credit supply. Due to the global economic and financial crisis, there was no investment in 2009.

Program for the Refinancing of Export Loans
     In September 2009, KfW launched a new program in the context of the stimulus packages of the Federal Government. Under this program, KfW offers commercial banks long-term refinancing of export loans covered by HERMES, the official German export credit insurer. As these loans are guaranteed by the Federal Republic through HERMES, KfW’s exposure is fully covered by the Federal Republic. In 2010, KfW committed EUR 1,057 million to this program.
Special Mandate by the Federal Government
     Financial Support Measures for Greece. In 2010, the member states of the EU that form the euro area (the “Euro Area Member States”) together with the International Monetary Fund (“IMF”) decided on a loan facility to support the stability measures for Greece in an amount of up to EUR 110.0 billion, of which EUR 80.0 billion are to be contributed by the Euro Area Member States and EUR 30.0 billion by the IMF. Drawings under this loan facility may be made until May 2013.
     KfW was mandated by the Government of the Federal Republic of Germany to participate in this loan facility to Greece on behalf of the Federal Republic in an amount of up to EUR 22.3 billion. In 2010, KfW disbursed EUR 5.9 billion under this loan facility.
Funding
     KfW Bankengruppe’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business areas being financed from funds raised by KfW in the international financial markets. KfW Bankengruppe’s consolidated balance sheet total at year-end 2010 was EUR 441.8 billion. EUR 398.0 billion, or 90% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2010, KfW had EUR 16.6 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 75% of KfW Bankengruppe’s total borrowings outstanding at the end of 2010 had remaining maturities of one year or more.
     Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was 93% at the end of 2010.
     KfW’s wholly owned finance subsidiary in the United States, KfW International Finance Inc., a Delaware corporation, which was engaged in refinancing activities for KfW until 2008 and had since then ceased further operations, filed a certificate of dissolution under Delaware law in July 2010.
     All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less price discount and underwriting commissions, if any.
     Capital-Market Funding. KfW’s capital-market funding policy pursues a dual aim: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a range of maturities.
     KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors. In 2010, benchmark bonds accounted for a funding volume of EUR 43.6 billion, or 57% of KfW’s total capital-market funding. The two other funding sources accounted for EUR 26.8 billion, or 35%, and EUR 4.8 billion, or 6%, respectively, with the remaining 2% being funded by Schuldscheindarlehen. Total capital-market funding in 2010 amounted to EUR 76.4 billion (2009: EUR 74.7 billion).

     KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 79% of KfW’s total new capital-market funding in 2010. While the volume of new funds raised in pound sterling and Japanese yen, both traditionally also core currencies for KfW, decreased slightly compared to 2009, the relative importance of Australian dollar increased from 4% to 7%, becoming KfW’s third largest funding currency for the first time ever. In 2010, KfW’s total new capital-market funding was raised in 17 different currencies and 371 separate capital market transactions.
KfW’s Total New Capital-Market Funding Volume 2010 by Currencies

	EUR in billions	In % of total
Euro (EUR)	31.7	41
U.S. dollar (USD)	28.6	37
Australian dollar (AUD)	5.4	7
Pound sterling (GBP)	3.4	4
Japanese yen (JPY)	1.7	2
Other currencies (e.g., SEK, NOK and CHF)	5.7	7

Total	76.4	100

     KfW expects the volume of funding to be raised in the capital markets in 2011 to be approximately EUR 75 billion.
     The most important source of capital-market funding for KfW Bankengruppe are bond and note issues. At year-end 2010, the amount of outstanding bonds and notes issued by KfW totaled EUR 331.7 billion, representing a EUR 42.7 billion increase from EUR 289.0 billion outstanding at year-end 2009. The amount of new bonds raised in the capital markets was EUR 75.2 billion in 2010 (2009: EUR 73.0 billion).
     In 2010, KfW sold five bond issues in a total principal amount of EUR 23 billion under its euro benchmark program and seven note issues in a total principal amount of USD 28 billion under its U.S. dollar program. In 2010, KfW issued a euro benchmark bond with an initial maturity of 7 years for the first time, thereby widening its supply over the yield curve. In addition to the benchmark issues, two additional global bonds (one denominated in U.S. dollar and one denominated in Japanese yen) were issued by KfW in 2010.
KfW’s Benchmark Bond Issues in 2010

	Principal amount		Interest rate
	in billions	Initial maturity (in years)	in % per annum
U.S. $-Benchmark I/2010	USD 4.0	3	1.875
U.S. $-Benchmark II/2010	USD 4.0	10	4.000
U.S. $-Benchmark III/2010	USD 3.0	5	2.625
U.S. $-Benchmark IV/2010	USD 4.0	2	1.250
U.S. $-Benchmark V/2010	USD 5.0	3	1.375
U.S. $-Benchmark VI/2010	USD 4.0	10	2.750
U.S. $-Benchmark VII/2010	USD 4.0	5	1.250
Euro-Benchmark I/2010	EUR 5.0	10	3.625
Euro-Benchmark II/2010	EUR 5.0	5	2.250
Euro-Benchmark III/2010	EUR 5.0	3	1.250
Euro-Benchmark IV/2010	EUR 5.0	7	2.250
Euro-Benchmark V/2010	EUR 3.0	5	1.875
     Of outstanding borrowings, Schuldscheindarlehen continue to be KfW’s second most important capital-market funding instrument, with EUR 11.4 billion outstanding at year-end 2010. Of this amount EUR 1.7 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 9.8 billion in liabilities to customers. Schuldscheindarlehen are a special instrument of the German capital market, whereby the lending entity, generally a bank, insurance company or public pension fund, receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on Schuldscheindarlehen range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, Schuldscheindarlehen have only limited liquidity in the interbank secondary market.
     The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as Schuldscheindarlehen with an initial maturity of more than one year and issued in the capital markets.

Information on Issues of Funded Debt of KfW Bankengruppe
(as of December 31, 2010)

			Average interest rate in %	Year		Average time to	Principal amount	Principal amount
	Number of	Interest	per annum	of	Year of	maturity	outstanding	outstanding
Currency	transactions	type	(1) (2)	issue	maturity	in years (2)	in currency	in EUR (3)
AUD	25	FIXED	5.82	2003-2010	2011-2028	4.5	19,354,820,000	14,734,180,877
AUD	3	FLOATING	3.70	2008-2010	2012-2015	2.8	447,370,000	340,567,905
BGN	1	FLOATING	N/A	2007	2012	1.9	10,000,000	5,112,997
BRL	1	FIXED	0.00	2006	2017	6.7	350,000,000	157,728,707
BRL	13	FLOATING	N/A	2006-2010	2011-2020	2.4	2,620,940,000	1,181,135,647
CAD	14	FIXED	4.21	2004-2010	2011-2037	7.7	4,497,600,000	3,376,069,659
CAD	1	FLOATING	1.40	2009	2012	2.0	350,000,000	262,723,315
CHF	15	FIXED	2.90	2000-2010	2011-2037	7.0	5,905,000,000	4,722,488,804
CHF	2	FLOATING	0.17	2009-2010	2011-2012	0.3	261,000,000	208,733,205
DEM	1	FIXED	0.00	1993	2023	12.3	105,985,000	54,189,270
EGP	1	FLOATING	N/A	2007	2012	1.9	400,000,000	51,568,720
EUR	205	FIXED	3.40	1980-2010	2011-2044	4.8	128,794,028,622	128,794,028,622
EUR	231	FLOATING	1.83	1997-2010	2011-2057	11.4	15,500,358,114	15,500,358,114
GBP	26	FIXED	4.90	1999-2010	2011-2037	6.3	28,022,785,000	32,556,241,650
GBP	39	FLOATING	0.94	1999-2010	2011-2046	7.3	2,471,075,375	2,870,839,820
HKD	9	FIXED	1.73	2003-2009	2011-2017	2.2	1,531,000,000	147,415,652
HKD	1	FLOATING	0.34	2009	2012	1.1	2,080,000,000	200,277,307
HUF	2	FIXED	6.50	2006-2008	2011-2012	1.1	22,500,000,000	80,949,811
IDR	5	FLOATING	N/A	2007-2010	2012-2015	1.7	1,700,000,000,000	142,229,659
ISK	1	FIXED	7.75	2007	2017	6.4	500,000,000	1,724,138
JPY	56	FIXED	1.91	1995-2010	2011-2038	8.3	520,800,000,000	4,793,373,217
JPY	901	FLOATING	0.22	1996-2010	2011-2040	15.3	1,602,893,000,000	14,752,811,780
MXN	1	FIXED	8.00	2006	2011	0.1	800,000,000	48,399,402
MYR	2	FIXED	4.29	2006-2007	2013-2017	4.2	805,000,000	195,380,288
NGN	1	FLOATING	N/A	2008	2011	0.0	27,523,000,000	135,314,651
NOK	32	FIXED	4.71	2002-2010	2011-2036	4.5	50,185,000,000	6,433,974,359
NOK	1	FLOATING	2.57	2009	2011	0.1	500,000,000	64,102,564
NZD	13	FIXED	5.95	2005-2010	2011-2015	2.1	3,828,200,000	2,225,697,674
NZD	1	FLOATING	3.66	2009	2012	1.4	150,000,000	87,209,302
PEN	1	FLOATING	N/A	2010	2017	6.2	75,000,000	19,989,872
PLN	1	FIXED	4.50	2006	2025	14.1	59,625,930	15,000,234
RON	2	FIXED	10.37	2007-2009	2011-2014	1.7	105,000,000	24,636,321
RUB	2	FIXED	6.18	2007	2012	1.3	8,000,000,000	195,982,362
SEK	10	FIXED	3.99	2006-2010	2012-2021	8.1	18,800,000,000	2,096,927,110
SEK	3	FLOATING	1.98	2008-2010	2015-2020	6.9	3,100,000,000	345,769,896
SGD	3	FIXED	1.73	2009-2010	2011-2014	1.7	1,100,000,000	641,923,436
TRY	14	FIXED	11.00	2006-2010	2011-2017	2.1	2,347,000,000	1,134,145,163
USD	203	FIXED	3.05	1993-2010	2011-2047	4.9	121,813,406,952	91,164,052,501
USD	43	FLOATING	0.56	2004-2010	2011-2035	2.7	7,808,616,674	5,843,898,125
ZAR	6	FIXED	7.78	2005-2008	2011-2015	2.4	3,650,000,000	411,847,673

Total	1,892					5.8		336,018,999,806

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2010. Floating rate notes for which the interest rate is fixed in arrears are not included in the calculation of the weighted average of the interest rate (marked “N/A” in the table).

(2)	Averages have been calculated on a capital-weighted basis taking into account the principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2010.
     Money-Market Funding. Commercial paper is issued under two commercial paper programs: the multicurrency commercial paper program; and the U.S. dollar commercial paper program. The multicurrency commercial paper-program represents the most important source of short term liquidity for KfW. As of December 31, 2010, KfW Bankengruppe’s commercial paper outstanding totaled EUR 26.3 billion (year-end 2009: EUR 32.5 billion).
     Public Funds. The proportion of public funds in the group’s borrowings was 3% at the end of 2010. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-

term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 11.7 billion as of December 31, 2010, including EUR 8.3 billion in borrowings which were transferred from the ERP Special Fund due to its reorganization with effect as of July 1, 2007. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 405 million as of December 31, 2010. Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 32% of the sources of funding for KfW Entwicklungsbank’s commitments in 2010.
Asset Management
     As of December 31, 2010, KfW Bankengruppe held financial assets in an amount of EUR 35.2 billion (year-end 2009: EUR 36.7 billion). See “Financial Section—Financial Review—Development of KfW Bankengruppe—Development of Net Assets” for more information concerning financial assets. EUR 21.2 billion, or 60%, of all financial assets were held in the form of negotiable securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS Portfolio or DEG’s direct investments), as well as liquidation portfolios. Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets. The following table presents the amounts of financial assets held at the end of 2010 for the group’s most important securities portfolios.
KfW Bankengruppe’s Most Important Asset Management Portfolios

EUR in billions as of
December 31, 2010
Liquidity portfolios	21.2
Liquidation portfolios	2.2
of which managed by external portfolio managers	2.1

Total	23.5

     Liquidity Portfolios. KfW pursues a conservative liquidity management strategy. For this purpose, KfW and its subsidiaries hold financial assets in various securities portfolios. The bulk of securities held in these portfolios are denominated in euro, with the remainder denominated in U.S. dollar. The portfolios are managed by KfW’s Treasury Department. For its liquidity portfolios, which KfW holds as liquidity reserve, KfW purchases money-market assets and short- and medium-term securities of public sector issuers as well as bonds issued by banks and other borrowers of high credit quality. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2010, KfW held securities in the aggregate amount of EUR 21.2 billion in its liquidity portfolios. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2010. In addition to these securities, as of December 31, 2010, KfW held money-market assets (overnight and term loans as well as reserve repurchase transactions) for liquidity management purposes in the amount of EUR 25.1 billion.
     Liquidation Portfolios. Due to changes in its asset management strategy in 2009, KfW reduced the investment of a portion of its own funds in securities, or income portfolios and has restructured these into liquidation portfolios. The size of these portfolios has decreased continuously in 2010. The remaining amount invested in liquidation portfolios denominated in euro and U.S. dollars amounted to EUR 2.2 billion as of December 31, 2010 and is managed by external managers and, to a lesser extent, by KfW. The liquidation portfolios include, among others, securities held by KfW in connection with the rescue measures implemented in 2008 for Hypo Real Estate Group, a private banking group headquartered in Munich, Germany, as well as securities formerly owned by IKB Deutsche Industriebank (“IKB”) of Germany, which were transferred to KfW in the course of the IKB rescue. As previously reported, IKB had been seriously affected by the crisis in the U.S. subprime mortgage market, such that KfW, which at the time held a stake in IKB, and several of the German banking associations together provided substantial support and risk protection to IKB in 2007 and 2008. Some of the support measures are still in place. As previously disclosed, KfW agreed to assume specified portfolio and legal risks in connection with the sale of its stake in IKB in October 2008. For more information on the risk protection, support measures and sale of KfW’s interest in IKB, see Note 10 to the financial statements.

Privatization Initiatives
     In furtherance of the privatization initiatives of the Federal Government, KfW has acquired and sold shares of both Deutsche Telekom AG and Deutsche Post AG in various transactions since 1997. KfW sold those shares through, among other transactions, German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.
     In the case of Deutsche Telekom AG, the number of shares held by KfW remained unchanged in 2010. At year-end 2010, KfW held 735.7 million shares of Deutsche Telekom AG, which represented a stake of approximately 17% (year-end 2009: 16.9%). To KfW’s knowledge, the Federal Republic continued to hold a direct stake of approximately 15% in Deutsche Telekom AG at year-end 2010 (year-end 2009: 14.8%). These slight increases in KfW’s and the Federal Republic’s ownership stakes are due to a capital decrease in connection with a share buyback program which became effective at the end of December 2010 and in which KfW and the Federal Republic did not participate.
     In the case of Deutsche Post AG, the number of shares held by KfW remained unchanged in 2010. At year-end 2010, KfW held 368.3 million ordinary registered shares of Deutsche Post AG, which represented a stake of approximately 30.5%. To KfW’s knowledge, the Federal Republic does not hold any shares in Deutsche Post AG.
     KfW has issued two exchangeable bonds due in June 2013 and July 2014 in aggregate principal amounts of EUR 3,300 million and EUR 750 million, which are exchangeable into ordinary registered shares of Deutsche Telekom AG and Deutsche Post AG, respectively. Upon exchange in full of these bonds, KfW’s ownership interest in Deutsche Telekom AG and Deutsche Post AG would be reduced by approximately 234.8 million and 54.1 million ordinary registered shares, respectively.
     Given the aforementioned agreement with the Federal Government, KfW’s holdings in shares of Deutsche Post AG and Deutsche Telekom AG are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.
     The Federal Government may sell further stakes in Deutsche Telekom AG to KfW in 2011. KfW expects its holdings in Deutsche Telekom AG and Deutsche Post AG shares to be reduced in the medium term.
Others
     The “Others” category primarily comprises strategic shareholdings and advisory services as well as certain other services provided by KfW for or on behalf of the Federal Government in connection with activities associated with Germany’s reunification. For purposes of KfW’s segment reporting, these activities are reported under the “Group centre” item. See Note 37 to the financial statements.
Strategic Shareholdings
     KfW holds its subsidiary DEG directly, and its subsidiary KfW IPEX-Bank through the holding company KfW IPEX-Beteiligungsholding GmbH.
     Other strategic subsidiaries and equity participations of KfW are held by KfW Beteiligungsholding GmbH. At year-end 2010, the main assets of KfW Beteiligungsholding GmbH consisted of a 100% stake each in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH and tbg Technologie-Beteiligungs-Gesellschaft mbH. In addition, KfW Beteiligungsholding GmbH holds a 13.0% stake in Dedalus GmbH & Co. KGaA (“Dedalus”), which, in turn, indirectly holds a 7.5% economic stake (the “EADS stake”) in European Aeronautic Defence Space Company EADS N.V (“EADS”), a European aerospace and defense company, which holds, among other participations, a majority interest in Airbus S.A.S., the European aircraft manufacturer. In 2007, KfW, together with 14 other investors, had agreed to acquire jointly from DaimlerChrysler group (now Daimler group) the EADS stake; the economic interest in the EADS stake is held through Dedalus. As a result, KfW is exposed to the economic risk equivalent to holding an equity stake of approximately 0.975% in EADS. The interests of KfW and the other investors in Dedalus and the EADS stake are subject to various resale restrictions. KfW and the other investors benefit from a special dividend distribution. Voting rights in the EADS stake remain with the Daimler group, and neither KfW nor any of the other investors are entitled — either directly or indirectly — to exercise any voting rights attached to the EADS stake. The investment of KfW Bankengruppe in EADS, which was recorded on KfW’s statement of financial position in an amount of EUR 88 million as of December 31, 2010, was made under a special mandate of the Federal Government in accordance with section 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft).
Advisory Services
     KfW offers advisory support to individuals and enterprises to facilitate a better understanding of the German Federal Government’s various business-related promotional programs. In doing so, KfW is partially funding coaching and advisory services for individual entrepreneurs and for SMEs to support the early start-up phase or to determine the necessary steps for a turnaround in case of temporary crisis. Furthermore, KfW, in cooperation with the Federal Ministry of Economics and Technology, supports energy efficiency consultancy services for SMEs.
     In 2010, KfW extended EUR 126 million in grants for advisory services (2009: EUR 98 million).
Other Services
     KfW provides services for and on behalf of the Federal Government in connection with activities associated with Germany’s reunification. KfW administers certain claims transferred to the Federal Government under the 1990 Unification Treaty between the Federal Republic and the former GDR and performs other services in connection with the assets and obligations assumed from the former GDR. In 2010, KfW continued to make progress in resolving the remaining open cases, claims and accounts.

CAPITALIZATION
Capitalization of KfW Bankengruppe as of December 31, 2010

(EUR in millions)
Borrowings
Short-term funds	26,422
Bonds and other fixed-income securities	331,712
Other borrowings	36,588
Subordinated liabilities (1)	3,247

Total borrowings	397,969

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	977
Retained earnings	5,218
Fund for general banking risks	600
Revaluation reserve	-257

Total equity	15,784

Total capitalization	413,753

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2010, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

MANAGEMENT AND EMPLOYEES
     The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat). The Executive Board was formerly referred to as the Managing Board.
Executive Board
     The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Members of the Executive Board are full-time employees of KfW and are initially appointed for a maximum of three years by the Board of Supervisory Directors. Each member may be reappointed for, or his or her term of office may be extended by, up to five years by the Board of Supervisory Directors. Each Member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for all actions taken by the Board.
     The names of the current members of the Executive Board and the dates of their initial appointments to the Board are set forth below:

Name	Date of Initial Appointment
Dr. Ulrich Schröder (Chief Executive Officer)	September 1, 2008
Dr. Günther Bräunig	October 1, 2006
Dr. Norbert Kloppenburg	January 1, 2007
Bernd Loewen	July 1, 2009
Dr. Axel Nawrath	April 1, 2009
     On October 22, 2008, the Office of the Public Prosecutor in Frankfurt am Main, Germany, announced that it had initiated criminal investigations against members of KfW’s Managing Board for alleged breach of trust (Untreue) in connection with a currency swap payment to an affiliate of Lehman Brothers made by KfW on September 15, 2008 (the date of Lehman Brothers’ filing of a petition under Chapter 11 of the U.S. Bankruptcy Code). KfW has been cooperating fully with the Office of the Public Prosecutor. On September 6, 2010, the Office of the Public Prosecutor discontinued its investigations.
     For information on the remuneration of the Executive Board, see Note 78 to the financial statements.
Board of Supervisory Directors
     The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister of Economics and Technology; the Federal Minister of Foreign Affairs; the Federal Minister of Food, Agriculture and Consumer Protection; the Federal Minister of Transport, Building and Urban Affairs; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agriculture, crafts, trade and the housing industry; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agriculture, crafts, trade, the housing industry and the trade unions are appointed by the Federal Government after consultation with their constituencies.
     The Federal Minister of Finance and the Federal Minister of Economics and Technology are appointed on a year-by-year rotating basis as Chairman and Deputy Chairman of the Board of Supervisory Directors, with the former serving as Chairman for the year 2011. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are appointed for a term of three years.
     The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general or special directives. In particular, the Board of Supervisory Directors generally must approve all loan commitments to a single borrower exceeding EUR 50 million and may reserve the right to approve other transactions or types of transactions. It is not, however, authorized to represent KfW or to commit funds on KfW’s behalf.
     The Board of Supervisory Directors has an Executive Committee (Präsidialausschuss) a Credit Committee (Kreditausschuss), and an Audit Committee (Prüfungsausschuss). The Executive Committee is responsible for the handling of legal and administrative matters as well as for business and corporate policy matters of general importance. It may take decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). The Credit Committee is responsible for credit and related matters. The Audit Committee prepares matters relating to financial reporting and risk management but does not have any decision-making power. While the Chairman of the Board of Supervisory Directors simultaneously acts as Chairman of the Executive Committee and the Credit Committee, the Audit Committee is chaired by a representative of the banking sector.
     The current members of the Board of Supervisory Directors are:

Name	Position
Ilse Aigner	Federal Minister of Food, Agriculture and Consumer Protection
Norbert Barthle	Member of Parliament, appointed by the Bundestag
Jan Bettink	President of the Verband Deutscher Pfandbriefbanken; representative of the mortgage banks
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen (BGA) e.V.; representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse, appointed by the Bundesrat
Rainer Brüderle	Federal Minister of Economics and Technology; Deputy Chairman in 2011
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Prof. Dr. Hans Heinrich Driftmann	President of the Deutscher Industrie- und Handelskammertag (DIHK) e.V.; representative of the industry
Ingeborg Esser	Member of the Board of GdW Bundesverband deutscher Wohnungs- und Immobilienunternehmen e.V.; representative of the housing sector
Georg Fahrenschon	Minister of Finance of the Free State of Bavaria, appointed by the Bundesrat
Heinrich Haasis	President of the Deutscher Sparkassen- und Giroverband; representative of the savings banks
Hubertus Heil	Member of Parliament; appointed by the Bundestag
Gerhard P. Hofman	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Bartholomäus Kalb	Member of Parliament, appointed by the Bundestag
Dr. h.c. Jürgen Koppelin	Member of Parliament, appointed by the Bundestag
Monika Kuban	Permanent Representative of the Executive Director of the Deutscher Städtetag; representative of the local municipalities
Karoline Linnert	Senator for finance in the city state of Bremen; appointed by the Bundesrat
Dr. Gesine Lötzsch	Member of Parliament, appointed by the Bundestag
Stefan Mappus	Minister President of the State of Baden-Württemberg, appointed by the Bundesrat
Claus Matecki	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund; representative of the trade unions
Dr. Michael Meister	Member of Parliament, appointed by the Bundestag
Franz-Josef Möllenberg	Chairman of the Gewerkschaft Nahrung-Genuss-Gaststätten; representative of the trade unions
Dirk Niebel	Federal Minister for Economic Cooperation and Development
Dr. Peter Ramsauer	Federal Minister of Transport, Building and Urban Development
Dr. Norbert Röttgen	Federal Minister for the Enviroment, Nature Conservation and Nuclear Safety
Dr. Wolfgang Schäuble	Federal Minister of Finance; Chairman in 2011

Name	Position
Hanns-Eberhard Schleyer	Secretary General of the Zentralverband des Deutschen Handwerks; representative of the crafts
Andreas Schmitz	President of the Bundesverband Deutscher Banken e.V.; Chairman of the Management Board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Dr. Werner Schnappauf	Bundesverband der Deutschen Industrie e.V.; representative of the industry
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Michael Sommer	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerhard Sonnleitner	President of the Deutscher Bauernverband e.V.; representative of the agricultural sector
Marion Walsmann	Minister of Finance of the Free State of Thuringia, appointed by the Bundesrat
Dr. Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia, appointed by the Bundesrat
Dr. Guido Westerwelle	Federal Minister of Foreign Affairs
     See Note 78 to the financial statements for information concerning the remuneration of the Board of Supervisory Directors.
Employees
     In 2010, KfW Bankengruppe employed an average of 4,531 persons (excluding Members of the Executive Board and trainees, but including temporary personnel) (2009: 4,265 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.
     Of KfW Bankengruppe’s staff, approximately 22% is engaged in KfW’s domestic business activities, 22% in promotion of developing and transition countries, 12% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.
     See Note 77 to the financial statements for more information concerning KfW Bankengruppe’s employees.

FINANCIAL SECTION
Financial Statements and Auditors
     The consolidated financial statements of KfW included in this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or HGB) and supplementary provisions of the KfW Law and the by-laws of KfW. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.
     Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance in consultation with the Board of Supervisory Directors and the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2010 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.
     The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).
     The auditor’s report of KPMG for the year ended December 31, 2010, dated March 8, 2011, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

Financial Review
Overview of KfW Bankengruppe
     KfW Bankengruppe consists of KfW and six consolidated subsidiaries. In addition to KfW, the group’s main operating subsidiaries are KfW IPEX-Bank and DEG.
     In accordance with the requirements of the Standing Interpretation Committee’s interpretation no. 12 (SIC-12), two special funds (2009: three) responsible for the group’s strategic asset management were included in the consolidated financial statements. The total volume of special funds was further reduced in 2010 following the realignment of the investment strategy in 2009. The special fund established in connection with the IKB sale in 2008 is no longer included in the consolidated financial statements as the realization of the portfolio investments has been completed.
     The development of the group’s operating result is largely dependent on the financial performance of KfW.
Composition of KfW Bankengruppe

	As of December 31,
	2010	2009
	(EUR in millions)
Total assets (before consolidation)
KfW	440,280	400,305
Subsidiaries:
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany	24,140	25,787
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany	4,215	3,710
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	1,871	1,873
KfW Beteiligungsholding GmbH, Bonn, Germany	1,093	1,043
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	330	397
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	27	44
Special purpose entities required to be consolidated:
Special funds	2,237	3,323
Investments accounted for using the equity method:
Railpool Holding GmbH & Co. KG, Munich, Germany (50%)	303	283
Railpool GmbH, Munich, Germany (50%)	8	4
Microfinance Enhancement Facility S.A., Luxembourg (16.7%)	100	86
Green for Growth Fund, Southeast Europe, S.A., Luxembourg (17.3%)	58	—
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich, Germany (49%)	4	—
Development of KfW Bankengruppe
     The overall environment for KfW Bankengruppe was highly favorable in 2010. The group benefited from considerably improved growth and a lower level of risk, as well as from continuing attractive refinancing conditions with low interest rates. Business activity generated record earnings of EUR 2.6 billion in 2010 (2009: EUR 1.1 billion). With this result, the remaining losses carried forward from the rescue of IKB have been fully recovered. In addition, the group’s capital base was strengthened to secure its promotional capacities for the long term and to prepare for stricter capital requirements in accordance with the new Basel III requirements. This strengthening included the allocation of EUR 0.6 billion to the fund for general banking risks.
     In its current earnings projections for the group for 2011, a more normal — and, therefore, lower — level of earnings is expected. KfW expects to achieve total earnings of about EUR 1 billion.
     Business performance in 2010 was largely characterized by the following developments:

A.	Record demand for KfW products and a resulting increase in promotional business volume, particularly in domestic business, including the KfW Sonderprogramm which was completed at the end of 2010 and which played a large role in overcoming the economic and financial crisis.

B.	A positive and stable operating result due to KfW’s continuing highly favorable funding situation.

C.	The global economic recovery — which was faster than expected at the beginning of 2010 — and the resulting improved risk situation in important business areas of KfW Bankengruppe, which enabled net releases of risk provisions for the lending business. The recovery also had a positive impact in terms of earnings contributions of the equity investment portfolio.

D.	Continuing uncertainties affecting the financial markets, particularly as a result of the problems in the European sovereign debt sector, led to considerable fluctuations of the parameters relevant for valuation. These fluctuations resulted in large negative effects due to volatility in the fair value of the securities portfolio and the derivatives used exclusively for hedging purposes.
     A. Record Demand for KfW Products. The group committed a total financing volume of EUR 81.4 billion in Germany and abroad in 2010 (2009: EUR 63.9 billion). The focus of commitments was again on the promotion of the economy, the environment, housing and education in Germany in the amount of EUR 66.6 billion (+31%), of which EUR 28.5 billion was granted to commercial enterprises alone. KfW thus played a significant role in alleviating the impact of the economic and financial crisis on German companies and in laying the foundations for economic recovery. At EUR 15.0 billion, commitments in international business in 2010 were also above the level of 2009 (+12%). This increase resulted both from export and project finance, and from promotion for developing and transition countries. One of KfW’s promotional priorities remains climate and environmental protection, for which EUR 25.3 billion, or almost a third of the total promotional volume, was employed in 2010.
     Another important contributor to SME lending was the KfW Sonderprogramm, which was introduced at the start of 2009 and concluded on December 31, 2010. At year-end 2010, total commitments under the program, which are guaranteed by the Federal Republic of Germany, amounted to EUR 13.3 billion, including EUR 6.2 billion in 2010.
     KfW was also mandated by the Federal Government, in accordance with section 2 (4) of the KfW Law, to participate, without assuming any risk, in the European Union measures to support Greece and granted a loan facility of EUR 22.3 billion in this context. The total commitment volume for 2010 was therefore EUR 103.7 billion.
     For more information on commitments by each business area, see “Business—Introduction.”
     B. Positive and Stable Operating Result. The operating result before valuation proved stable at a high level in 2010, with a slight increase of EUR 105 million to EUR 2,302 million.
     The group’s major source of income remained net interest income. Net interest income in 2010 improved on 2009 by EUR 98 million to reach EUR 2,752 million. The group benefited from the very good financing opportunities available to KfW. These were a result of the generally favorable interest rate environment with low short-term rates, and KfW’s strong credit rating. At EUR 558 million, the interest rate reductions as a component of KfW’s promotional business remained at a high level.
     A slight decrease in general administrative expenses also helped to further improve the group’s cost/income ratio before interest rate reductions to 20.2% in 2010 (2009: 21.1%).
     C. Earnings Benefit from Global Economic Recovery. The significant increase in consolidated net income in 2010 was primarily a result of the group’s risk situation, which has improved considerably due to the economic recovery during 2010. The recovery proceeded more quickly than had been expected at the beginning of 2010. While KfW maintained its conservative risk policy, risk provisions were reduced by a total of EUR 424 million through profit or loss, after the increased need for risk provisioning had a significant negative effect on earnings in 2009 of EUR 972 million.
     Collective impairments for latent risks in the loan portfolio of EUR 405 million were reversed (2009: allocation of EUR 163 million). These impairments were recognized to account primarily for those sectors and countries that were particularly hard-hit by the global economic and financial recession. The provision for immediate lending risks, which predominantly involves start-up and innovation financing for SMEs, was more than offset by recoveries on loans already written off.
     The equity investment portfolio also contributed to KfW’s positive operating results. After the negative impact on earnings of poor economic performance in 2009 (EUR 73 million), the portfolio recovered with a positive earnings contribution of EUR 163 million in 2010.
     D. Continuing Uncertainty Affecting the Financial Markets. After improvements in 2009 due to stabilizing measures taken by governments and central banks, conditions in the financial markets worsened again due to problems in the European sovereign debt sector and continued to be characterized by continuing high levels of uncertainty at the end of 2010, despite EU measures to support certain countries in the euro area.
     As in 2009, however, KfW Bankengruppe’s securities portfolio yielded both net gains recognized on the income statement (EUR 107 million; 2009: EUR 296 million) and net gains recognized directly in equity (EUR 22 million; 2009: EUR 285 million). The latter gains were directly connected to the reclassification of securities held as liquidity reserves in 2009.
     As a result of the support measures introduced for certain countries in the euro area, the major part of price losses for securities and investments not carried at fair value was not considered to be permanent and therefore had no effect on profit or loss.
     The valuation of derivatives resulted in charges of EUR 431 million (2009: EUR 305 million). As a non-trading book institution, KfW uses derivatives exclusively to hedge risks that arise in connection with refinancing. Generally, economic hedging relationships are recognized through hedge accounting and by using the “fair value option.” However, as not all derivatives are subject to hedge accounting or the “fair value option,” changes in the fair value of some derivatives held as part of an economic hedging relationship are reflected in net income. Since the hedged risk associated with the underlying transactions has not yet been recognized in profit or loss under IFRS, the accounts do not reflect the risk-mitigating impact of such hedging relationships.
     The following key financial data provide an overview of the developments in 2010 and are explained in more detail below:

Key Financial Figures for KfW Bankengruppe

	As of December 31,
	2010	2009
	(EUR in billions, except %)
Statement of financial position
Total assets	441.8	400.1
Volume of lending	426.7	383.5
Contingent liabilities	7.0	7.5
Irrevocable loan commitments	65.3	50.4
Assets held in trust	16.6	16.9
Volume of business	530.6	474.8
Equity	15.8	13.1
Equity ratio (%)	3.6%	3.3%

	For the year ended December 31,
	2010	2009
	(EUR in millions, except %)
Income statement
Operating result before valuation	2,302	2,198
Operating result after valuation	2,712	1,161
Consolidated profit	2,631	1,127
Cost/income ratio before interest rate reductions (%) (1)	20.2%	21.1%

	For the year ended December 31,
	2010	2009
	(EUR in millions)
Economic key figures
Consolidated profit before IFRS effects from hedging	3,061	1,432
Change in revaluation reserves recognized directly in equity	33	261

(1)	Administrative expense in relation to adjusted income, which is calculated by adding net interest and commission income and interest rate reductions.
     The consolidated total assets of KfW Bankengruppe increased by EUR 41.7 billion to EUR 441.8 billion at year-end 2010. This growth was attributable primarily to new lending business in Germany, with an increase of EUR 27.7 billion in total loans and advances to EUR 345.4 billion at year-end 2010. In addition, the conversion of funding in U.S. dollar in connection with currency derivatives used for hedging purposes had a positive effect on total assets. The growth in total assets resulted from increased issuing activities. At EUR 358.0 billion, the volume of own issues reported under certificated liabilities was EUR 36.6 billion higher than at year-end 2009.

     At EUR 2,302 million for 2010, the operating result before valuation improved relative to 2009 and remained at a high level, mainly due to stable net interest income.
     The operating result was also strengthened by a highly positive valuation result — in particular, due to the release of risk provisions. The combination of these two effects in financial year 2010 (i.e., favorable refinancing conditions on the one hand and the low level of risk on the other) was advantageous to KfW and led to a record consolidated profit of EUR 2,631 million in 2010 (2009: EUR 1,127 million).
     The consolidated profit including transactions recognized directly in group equity totaling EUR 33 million — mainly from securities valuations — amounted to EUR 2,663 million in 2010 (2009: EUR 1,388 million).
     The consolidated profit for 2010 included charges due to changes in the fair value of derivatives used exclusively for hedging purposes in the amount of EUR 431 million (2009: EUR 305 million). To aid transparency, KfW reported a consolidated profit adjusted for these effects of EUR 3,061 million in 2010 (2009: EUR 1,432 million).
Development of Net Assets
     The group’s core business remains lending to banks and customers. 77% of the group’s assets in 2010 was attributable to its lending business.

     The volume of lending increased by EUR 43.2 billion, or 11%, to EUR 426.7 billion at year-end 2010.
Volume of Lending

	As of December 31,
	2010	2009	Change
	(EUR in millions)
Loans and advances	345,402	317,696	27,705
Risk provisions for lending business	-5,422	-6,904	1,482

Net loans and advances	339,980	310,793	29,187
Contingent liabilities from financial guarantees	4,950	5,637	-688
Irrevocable loan commitments	65,276	50,360	14,916
Loans and advances held in trust	16,496	16,757	-261

Total	426,701	383,546	43,155

     Loans and advances increased by EUR 27.7 billion to EUR 345.4 billion at year-end 2010, mainly due to strong new lending business in Germany. Risk provisions for lending business decreased mainly as a result of defaults on liquidity lines related to the IKB rescue measures, which were already impaired in 2008, and to the reversal of risk provisions through profit or loss resulting from improved economic growth. Net loans and advances totaled EUR 340.0 billion at year-end 2010, representing 80% of the volume of lending.
     Contingent liabilities from financial guarantees stood at EUR 5.0 billion at year-end 2010, slightly below the level at year-end 2009. Irrevocable loan commitments increased by EUR 14.9 billion to EUR 65.3 billion at year-end 2010, particularly due to the portion of the loan facility granted to Greece that has not yet been paid out. Within assets held in trust, the volume of loans and advances held in trust, which primarily comprise loans to support developing countries that are financed by federal budget funds provided by the Federal Republic of Germany, declined only slightly to EUR 16.5 billion compared to the end of 2009.
     At EUR 26.1 billion, other loans and advances to banks and customers increased by EUR 2.9 billion at year-end 2010 (year-end 2009: EUR 23.2 billion). This item primarily comprises short-term investments, which were made due to loan commitments that had already been refinanced as well as for overall liquidity maintenance.
     The total amount of securities and investments was EUR 35.2 billion at year-end 2010, 4% below the level at year-end 2009.

Securities and Investments

	As of December 31,
	2010	2009	Change
	(EUR in millions)
Bonds and other fixed-income securities	33,599	35,292	-1,694
Shares and other non-fixed income securities	16	67	-51
Equity investments	1,591	1,333	258
Shares in affiliated entities not included in the consolidated financial statements	2	2	0

Total	35,207	36,694	-1,487

     The securities portfolio was reduced by EUR 1.7 billion to EUR 33.6 billion at year-end 2010 as a result of the further implementation of the group’s new investment strategy, launched in 2009, which focuses on low-risk business and maintaining liquidity. Bonds and other fixed-income securities decreased by EUR 1.8 billion to EUR 33.2 billion at year-end 2010 and the volume of money market securities remained more or less constant at EUR 0.4 billion. The volume of securities held in the special funds for strategic investment purposes was also further reduced. At year-end 2010, the portfolio still totaled EUR 2.2 billion (year-end 2009: EUR 3.0 billion).
     The fair values of derivatives primarily used to hedge refinancing transactions increased by EUR 10.2 billion to EUR 29.9 billion at year-end 2010 due to the development of market parameters, including exchange rates. Netting agreements reached with counterparties that also include derivatives with negative fair values and collateral agreements (largely cash collateral received) reduced the counterparty risk substantially. Value adjustments from macro hedging for underlying asset portfolios increased by EUR 0.7 billion to EUR 7.5 billion at year-end 2010.
     There were only minor changes to the other items on the statement of financial position.
Development of Financial Position
     The group’s refinancing strategy in the international capital markets rests on the three pillars of “benchmark bonds in euros and US dollars,” “other public bonds” and “private placements.” Funds raised in the form of certificated liabilities continued to play a key role, accounting for an increased share of 81% of total assets at year-end 2010.

     Borrowings increased by EUR 42.4 billion, or 12%, to EUR 398.0 billion at year-end 2010.
Borrowings

	As of December 31,
	2010	2009	Change
	(EUR in millions)
Short-term funds	26,422	33,121	-6,699
Bonds and notes	331,712	288,950	42,762
Other borrowings	36,588	30,273	6,315
Subordinated liabilities	3,247	3,247	0

Total	397,969	355,591	42,378

     The group’s principal sources of funding were medium- and long-term bonds and other fixed-income securities of KfW. In 2010, funds from these sources amounted to EUR 331.7 billion and accounted for 83% of borrowings at year-end 2010. The increase of EUR 42.8 billion is a result of both new business and changes in exchange rates over the course of 2010 (especially in the case of the U.S. dollar). Short-term issues of commercial paper decreased by EUR 6.2 billion to EUR 26.3 billion at year-end 2010. Total short-term funds, including call and term money, amounted to EUR 26.4 billion at year-end 2010. Other borrowings by KfW, in addition to promissory notes to banks and customers (Schuldscheindarlehen), which declined by EUR 3.0 billion to EUR 11.4 billion at year-end 2010, consisted mainly of liabilities to the Federal Republic of Germany and cash collateral received to reduce counterparty risk from the derivatives business.
     Subordinated liabilities continued to include a subordinated loan totaling EUR 3.25 billion granted by the ERP Special Fund as part of the restructuring of the ERP economic promotion program in 2007.
     The volume of derivatives with negative fair values decreased by EUR 3.5 billion, amounting to EUR 22.8 billion at year-end 2010.
     There were only minor changes to the other liability items on the statement of financial position.
     Equity increased by EUR 2.7 billion at year-end 2010 compared with year-end 2009 due to the strong consolidated comprehensive income result. As a result, the equity ratio has increased to 3.6% at year-end 2010 (year-end 2009: 3.3%) despite the strong growth in total assets.
Equity

	As of December 31,
	2010	2009	Change
	(EUR in millions)
Paid-in subscribed capital	3,300	3,300	0
Capital reserve	5,947	5,947	0
of which promotional reserves from the ERP Special Fund	4,650	4,650	0
Reserve from the ERP Special Fund	977	893	84
Retained earnings	5,218	4,725	493
Fund for general banking risks	600	46	554
Revaluation reserves	-257	-290	33
Balance sheet loss	0	-1,499	1,499

Total	15,784	13,121	2,663

     The balance sheet loss from 2009 caused by the IKB rescue measures was fully recovered during 2010. The remaining profit was used to increase retained earnings and strengthen the fund for general banking risks. With the addition of EUR 0.6 billion to the fund for general banking risks, the strategy of maintaining separate risk provisions has been resumed. The risk provisions of EUR 5.3 billion at year-end 2006 were fully utilized in connection with support for IKB extended in 2007. There was a sustained improvement in the group’s capital base in 2010, which will help to secure KfW’s promotional capacities for the long-term and prepare it for the stricter capital requirements in accordance with Basel III.
Development of Earnings Position
     The group’s operating result has been characterized by consistently high net interest income. Together with the positive valuation result driven by net income from the release of risk provisions, net interest income led to record earnings in 2010.

	As of December 31,
	2010	2009	Change
	(EUR in millions)
Net interest income	2,752	2,654	98
Including interest rate reductions	-558	-571	13
Net commission income	273	286	-13
Administrative expense	722	742	-20

Operating result before valuation	2,302	2,198	105
Risk provisions for lending business	424	-972	1,396
Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss	-13	55	-68
Net gains/losses from securities and investments and from investments accounted for using the equity method	-1	-120	119

Operating result after valuation	2,712	1,161	1,551
Net other operating income	-27	23	-50

Profit from operating activities	2,685	1,184	1,501
Taxes on income	54	57	-3

Consolidated profit	2,631	1,127	1,504

Consolidated profit before IFRS effects from hedging	3,061	1,432	1,630
     At EUR 2,302 million in 2010, the operating result before valuation was EUR 105 million higher than the EUR 2,198 million achieved in 2009.
     Net interest income was the group’s most important source of income and, at EUR 2,752 million in 2010, was increased by EUR 98 million over the level in 2009. The main driver of the continuing positive development consisted of favorable refinancing opportunities for KfW. These opportunities were a result of both the generally favorable interest rate environment, with low short-term rates, and KfW’s strong credit rating. Earnings from the lending business were stable and higher distribution income from the equity investment portfolio was recorded. At EUR 558 million in 2010, the interest rate reductions granted in the promotional lending business remained at an elevated level.
     Net commission income decreased slightly to EUR 273 million in 2010 (2009: EUR 286 million). In particular, the reduction of EUR 9 million in loan processing fees (EUR 112 million) and falling net income from the PROMISE and PROVIDE securitization platforms (2010: EUR 24 million; 2009: EUR 34 million) had a negative effect on net commission income. Due to the continuing difficult market situation for securitization products, existing business could not be replaced with new transactions. Nominal volume decreased by EUR 12.2 billion to EUR 15.4 billion in 2010. Income generated by managing German Financial Cooperation in the Promotion for developing and transition countries business area, which was offset by corresponding administrative expenses, remained constant at EUR 107 million in 2010.
     At EUR 722 million, administrative expenses in 2010 were below expectations, decreasing from EUR 742 million in 2009, which year was characterized by one-off charges from properties and internally-generated intangible assets.

     Personnel expenses rose by EUR 44 million to EUR 448 million in 2010 as a result of salary increases due to collective pay agreements and improved performance, as well as increases in employee headcount (by an annual average of +6%) and pension expenses.
     The decrease in non-personnel expenses of EUR 64 million to EUR 274 million in 2010 was largely due to one-off charges in 2009 relating to extraordinary effects from real property used by KfW and unrelated parties (primarily fire protection measures) as well as internally-generated intangible assets.
     The cost/income ratio before interest rate reductions further improved to 20.2% (2009: 21.1%) due to the increase in operating income and the simultaneous decrease in administrative expenses.
     The group’s positive net result from risk provisions for lending business was due to a significant reduction in credit risks over the course of 2010. This reflected the significant global economic recovery, which proceeded faster than had been expected at the beginning of 2010 and the resulting improved risk assessments in important business areas of KfW Bankengruppe. KfW was able to reverse portfolio impairments in 2010. Taking into account recoveries of amounts previously written off, net income from risk provisions for lending business was EUR 424 million in 2010, after a substantial increase in provisions of EUR 972 million in 2009.
     At EUR 203 million for 2010, impairment charges for immediate lending risks, including direct write-offs, were significantly lower than their high level of EUR 877 million in 2009. These charges in 2010 predominantly resulted from start-up and innovation financing for SMEs. The Export and project financing business area also continued to record net expenditure. However, this decreased considerably compared with 2009 and largely related to ship financing, where no defaults occurred during 2010. In contrast, promotion for developing and transition countries recorded significant net reversals, which were also attributable to the business activities of DEG.
     In light of the positive economic developments, a substantial net reduction of EUR 405 million in risk provisions for not yet specifically identifiable risks in the loan portfolio was achieved in 2010. In 2009, these risk provisions had still to be increased by EUR 163 million. The risk provisions at year-end 2010 thus amounted to EUR 0.9 billion (year-end 2009: EUR 1.3 billion). Net income was mainly attributable to the reversal of risk provisions for the sectors and countries that were particularly hard-hit by the recession in the Export and project financing business area. In 2009, increased individual impairment charges were determined to be required.
     The provisions for losses on loans and advances cover all immediate and latent risks, reflecting consistent implementation of KfW Bankengruppe’s conservative risk policy.
     One-off charges resulting from the valuation of all measures implemented in 2007 and 2008 to rescue IKB remained nearly unchanged at EUR 8.4 billion compared to 2009. After impairments, the remaining portfolio resulting from the various rescue measures was significantly reduced again in 2010 to EUR 0.4 billion.
     In 2010, the net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss were shaped in particular by the unexpectedly good performance of the securities and equity investment portfolios. Due to the continuing large negative earnings effects of economic hedges under IFRS, the net loss was EUR 13 million in 2010.
     Despite the great uncertainties affecting the financial markets at the end of 2010 due to the problems in the European sovereign debt sector, net gains of EUR 80 million were recognized in 2010 from securities recorded at fair value through profit or loss, including fair value accounting for gains and losses on special funds for strategic asset management (2009: EUR 368 million). These net gains primarily resulted from the reversal of impairment losses on structured securities.
     The equity investment portfolio measured at fair value through profit or loss generated high income of EUR 200 million in 2010 due, in large part, to the significant economic recovery. By contrast, a charge of EUR 42 million was recorded in 2009. The positive development in 2010 was primarily attributable to DEG’s venture capital financing activities in promoting developing and transition countries.
     The IFRS-induced net negative earnings effects resulting from hedge accounting and borrowing recorded at fair value, including derivatives used for hedging purposes, remained in 2010 significant at EUR 431 million (2009: EUR 305 million). The marked-to-market derivatives are each components of economically hedged positions. However, situations in which the corresponding financial instrument of the relevant hedged positions cannot be carried at fair value or in which different methods have to be used in the valuation inevitably result in temporary fluctuations in earnings that fully offset each other by maturity of the transaction. Due to considerable changes in the relevant market factors, these effects continue to be significant.
     The improvement in net gains/losses from securities and investments and from investment accounted for using the equity method to a loss of EUR 1 million in 2010 (2009: loss of EUR 120 million) was the result of opposing developments in the securities and equity investment portfolios.
     Net gains/losses from securities not carried at fair value through profit or loss improved by EUR 27 million in 2010 (2009: net charges of EUR 74 million). At EUR 38 million, net charges from the equity investment portfolio were at the level of 2009.
     The reversals of impairment losses from securities and investments not recognized directly in equity under revaluation reserves, amounted to EUR 30 million in 2010 and also included scheduled write-ups due to the reclassifications that took place in 2008 (structured securities) and 2009 (securities held as a liquidity reserve) (EUR 113 million in 2010 and EUR 125 million in 2009). Nevertheless, these write-ups have decreased significantly compared to 2009 (EUR 285 million) due to the uncertainties affecting the financial markets and resulting temporary effects on the measurement of the securities and investments that remain carried at fair value with changes recognized directly in equity.
     The total volume of securities and investments not carried at fair value was EUR 20.1 billion at year-end 2010. Price losses were primarily observable in countries that were particularly affected by the problems in the European sovereign debt sector, while the market situation for structured securities has further improved. As a result, the difference between the carrying amount and the fair value has widened by EUR 453 million to a loss of EUR 895 million in 2010. In view of the continuing high ratings of the relevant debtors, the good collateral structure and the support measures introduced, these changes in value were not considered to be permanent and therefore had no effect on profit or loss.
     Accounting for both net other operating income and taxes on income, a record consolidated profit of EUR 2,631 million was recorded in 2010 (2009: EUR 1,127 million).
     The consolidated profit before IFRS effects from hedging is a further key financial figure based on the consolidated profit in accordance with IFRS. Derivative financial instruments are entered into for hedging purposes. Under IFRS, the requirements for recognition and valuation of derivatives and hedges nevertheless give rise to temporary net gains or losses. In KfW’s opinion, such net gains or losses do not sufficiently reflect economically effective hedges.
     As a result, the following reconciliations were performed by eliminating temporary negative contributions to income in the amount of EUR 431 million for 2010 as follows:
•	Valuation results from micro and macro hedge accounting; all of the group’s hedges are economically effective and do not give rise to any net gain or loss over the entire period to maturity.

•	Valuation results from the use of the fair value option to avoid an accounting mismatch in the case of borrowings, including related hedging derivatives. The economically effective hedges do not give rise to any net gain or loss over the entire period to maturity.

•	Valuation results from the fair value accounting of hedges with high economic effectiveness but not qualifying for hedge accounting; these hedges do not give rise to any net gain or loss over the entire period to maturity.
     The reconciled earnings position stood at a net gain of EUR 3,061 million in 2010 (2009: EUR 1,432 million).
     Overall, KfW Bankengruppe closed 2010 with a record profit. This result was principally due to the positive overall business environment and highly favorable refinancing opportunities, together with a considerably improved risk situation.
Supplementary Report (as of March 8, 2011)
     No matters of particular importance have occurred since the end of 2010.

Risk Report
Current Developments
     In 2010, the global economy gained considerable momentum compared to 2009, although it slowed towards the end of the year. As expected, government rescue measures to limit the effects of the financial market crisis led to high budget deficits of the industrialized nations. These developments, together with structural deficiencies in some Euro Area Member States led to a loss of confidence among investors in the capital markets. As a result, refinancing via the capital markets became too costly for some countries. International support measures of large proportions were necessary to avoid a payment default on its debt by Greece. Ireland was the first country to have to resort to the newly established European stabilization measures. Support measures for other Euro Area Member States cannot be ruled out for 2011 unless the steps taken by the relevant countries to reduce budget deficits and debt are able to restore investor confidence in the long term.
     The European financial sector was heavily impacted by the negative effects of the sovereign debt crisis in Europe on earnings and funding in 2010. The governmental support measures to safeguard the liquidity of Euro Area Member States as well as the refinancing instruments provided by the European Central Bank (“ECB”) have had — and continue to have — a risk-mitigating effect. ECB’s expansive monetary policy led to extremely low money market rates and on average relatively steep yield curves. In addition, in some countries (e.g., Portugal, Spain, Ireland and Greece), the quality of loan portfolios deteriorated further. Overall, the risks in the banking sectors of some European countries remain substantially heightened in 2011. Furthermore, the higher capital and liquidity requirements under Basel III will pose a challenge to the majority of banks over the next few years.
     The overall positive economic development worldwide had a positive effect on various corporate sectors in Germany. Sectors which were particularly hard-hit by the crisis, such as the aviation and automotive industries, showed significant recovery and in some cases rebounded to close to pre-crisis levels. The clear trend towards recovery has enough potential for continued positive development in 2011. However, the latent danger due to the strong focus on exports should not be ignored completely.
     The problems in the European sovereign debt sector caused high volatility in the currency markets in 2010. The euro temporarily suffered extreme depreciation when the Greek crisis worsened, falling below 1.20 against the U.S. dollar at the beginning of June. The annual average EUR/USD exchange rate for 2010 was 5% below annual average for 2009.
     KfW Bankengruppe was also affected by the developments described above due to its international promotional mandate. However, the effects on the group portfolio were manageable, and KfW was able to reduce risk provisions in the group over 2010. All recognizable risks are measured using conservative standards and are taken into account in the new business management through systematic establishment of risk guidelines. The regular calculations of risk-bearing capacity show that KfW Bankengruppe is able to bear the risks assumed in the context of its mandate.
     As in the previous years, KfW systematically further developed its processes and instruments in risk management and control in 2010, taking into account experience gained in the financial crisis. The key issues related to revising the concept of risk-bearing capacity and to developing a systematic and intensive sector monitoring process. KfW IPEX-Bank and DEG were also further integrated into group risk management. The ongoing development of processes and instruments in risk management and control in 2011 will be strongly affected by developments in the banking supervision environment. The current focus in this regard is on the third amendment to the German Minimum Standards for Risk Management (“MaRisk”) requirements for risk-bearing capacity, strategy and stress tests, the implementation of the amendments to the German Banking Act (Kreditwesengesetz — KWG), particularly with respect to securitization, and the foreseeable changes under Basel III which will entail increased liquidity and capital requirements.
Basic Principles and Objectives of Risk Management
     KfW Bankengruppe has a statutory promotional mandate, which provides the foundations for its special position and its institutional structure. Sustainable promotion is the group’s overarching purpose. Measuring and controlling the risks assumed is a key to the efficient use of available resources to carry out this promotional mandate. As part of its risk management, the group seeks to incur risks only to the extent that they appear manageable in the context of the group’s current and anticipated earnings and the probable outcome of the risks. Group risk/return management takes into account the special characteristics of a promotional bank. Banking supervisory law requirements, such as the MaRisk, constitute important secondary requirements for KfW’s risk management structures and procedures.
     In order to establish risk management and control competence within its organization, KfW offers training courses that include a modular program on risk topics. This training program enables employees and management throughout KfW Bankengruppe to acquire introductory knowledge or to deepen their specialized knowledge.
Organization of Risk Management and Monitoring
     Risk Management Bodies and Functional Aspects of Risk Management. As part of its overall responsibility, KfW’s Executive Board determines the group’s risk principles and guidelines. KfW’s supervisory bodies – the Board of Supervisory Directors and the Federal Ministries of Finance and of Economics and Technology, which alternate in providing the Chairman and Deputy Chairman of the Board of Supervisory Directors – are informed at least once per quarter of the group’s risk profile. The Executive Committee of the Board of Supervisory Directors is responsible for decisions concerning, in particular, urgent matters (Eilentscheidungen). The Chairman of the Board of Supervisory Directors decides whether an issue is urgent.
     Risk management within KfW Bankengruppe is exercised by closely intertwined decision-making bodies. The Executive Board is at the helm of the system; it makes the key decisions on risk policy. There is also a quarterly Executive Board meeting which includes the directors and focuses on risk management and accounting issues. These meetings discuss, in particular, the reports prepared at the end of each quarter, but also major changes to the group’s risk manual. There are three risk committees below the level of the Executive Board (Credit Risk Committee, Market Price Risk Committee and Operational Risk Committee) which prepare decisions for the Executive Board and also make their own decisions within defined ranges of competency. Further working groups support these committees. The Chief Risk Officer of KfW or representative of Risk Management and Controlling generally has the right of veto in the committees. If no unanimous decision can be reached, a risk-related issue may be escalated to Executive Board level.
     Credit Risk Committee. The Credit Risk Committee is chaired by KfW’s Chief Risk Officer and meets once a week. Its other members are the director of Risk Management and Controlling and two members of the Executive Board with front-office responsibilities. The Credit Risk Committee is supported by the Country Risks, Collateral, Rating Systems and Sector Risks-Corporates Working Groups. The weekly meetings involve, in particular, decisions on loans and limits. Further meetings, held on a quarterly basis, are also attended by representatives of the business areas, some central staff departments and subsidiaries of KfW Bankengruppe. Internal Auditing has observer status. The development of supervisory requirements and the effects of their implementation for KfW, as well as for KfW IPEX-Bank and DEG are discussed and major changes to existing risk principles and credit risk methods, as well as drafts of new principles and methods are adopted at these quarterly meetings. The committee also monitors the group’s loan portfolio.
     Market Price Risk Committee. The Market Price Risk Committee is chaired by KfW’s Chief Risk Officer, and meets once a month. Other members include the Executive Board member responsible for capital market activities, and the directors of Treasury and Capital Markets, Asset Securitization, Risk Management and Controlling, and Accounting. The Market Price Risk Committee makes decisions regarding entering into market price risks, the valuation of securities, changes in market price risk methods, liquidity management issues and risk principles on market price and liquidity risk management. It also prepares resolutions on interest risk positions, transfer pricing and the funding strategy for the Executive Board. The Market Price Risk Committee is supported by the Surveillance Committee, which deals with the valuation of securities and equity investments, and the Hedge Committee, which deals primarily with the earnings effects of IFRS hedge accounting and the further development thereof.
     Operational Risk Committee. The Operational Risk Committee comprises all directors and meets once a quarter. It is chaired by the director of Risk Management and Controlling. The central staff departments and subsidiaries of KfW are also represented on this committee. It is responsible for dealing with issues relating to operational risks. These issues include in particular measuring and evaluating operational risks including legal risks and the relevant provisions in the risk manual, in addition to business continuity management. Resolutions and recommendations by the Operational Risk Committee are presented to the Executive Board.
     There are six working groups or committees below the level of the main risk committees, which report to the Credit Risk Committee or Market Price Risk Committee and prepare decisions. These are:
     Country Risks Working Group. The Country Risks Working Group is the central unit for assessing country risks. It is composed of economists from the regional departments of KfW Entwicklungsbank and representatives of KfW IPEX-Bank, DEG and KfW’s Transaction Management. It is chaired by Risk Management. The working group currently meets once a month due to the ongoing European sovereign debt crisis. If necessary, country ratings can be adjusted between regular meetings. The role of the Country Risks Working Group is to identify, analyze and assess political and economic risks (and rewards) in the global economy and particularly in the countries in which KfW Bankengruppe does or plans to do business. Proposals for risk ratings to be assigned to developing, transition and emerging countries are made by the economists, while proposals for ratings to be assigned to industrial countries are submitted by Risk Management. Countries are ultimately assigned to risk categories on the basis of discussions conducted within the Country Risks Working Group. If no consensus is reached, Risk Management casts the deciding vote. Risk Management reports on the conclusions of meetings to the Credit Risk Committee.
     Collateral Working Group. The Collateral Working Group is a central body serving KfW and its subsidiaries to help ensure that procedures are sufficiently understood and uniform throughout the group for all essential aspects of collateral acceptance and valuation, as well as collateral management processes for lending and trading activities and structured products. It also makes recommendations for development and enhancement measures on which management must decide and, when the matter falls within its defined range of competency, takes these decisions independently. The Collateral Working Group is composed of representatives from various business areas and departments. Its central functions include the development, enhancement and review of collateral valuation procedures, the review and expansion of accepted and acceptable collateral and the related acceptance criteria, definition and review of minimum requirements of collateral management processes and collateral acceptance and the establishment of guidelines for meeting guidelines under regulatory law regarding risk mitigation techniques.
     Rating Systems Working Group. The Rating Systems Working Group is a central body serving KfW and its subsidiaries, which helps to ensure sufficient understanding of all essential aspects of credit risk measurement instruments. These include, in particular, rating systems, loan portfolio models, risk indicators and limit management systems. The working group’s tasks include evaluating and approving reports on validation and further development as well as deriving recommendations for measures to develop and enhance credit risk measurement instruments.
     Sector Risks-Corporates Working Group. The Sector Risks-Corporates Working Group, which was formed in 2010, is a central body of experts serving KfW and its subsidiaries. This working group analyzes sector-based credit risks in the corporate segment and bundles analysis, which have been conducted on a decentralized basis. It provides relevant information based on these analyses to the areas of the group concerned and, if appropriate, makes proposals to minimize risk.
     Surveillance Committee. The Surveillance Committee is an integral component of the surveillance and impairment process for securities and structured credit products, and reports to the Market Price Risk Committee. One of the Surveillance Committee’s central functions is to recommend valuation figures for the securities and structured products that are not to be recognized at fair value through profit or loss (i.e., for positions in the categories loans and receivables, held-to-maturity investments and available for sale (under the IFRS), and for fixed assets under the German Commercial Code (Handelsgesetzbuch — HGB)). These recommendations are presented to the Market Price Risk Committee for decision-making.
     In 2010, the responsibility for the valuation processes relating to the equity investment portfolio was assigned to the Surveillance Committee, which reports on them to the Credit Risk Committee.
     Members of the Surveillance Committee include representatives of the middle- and back-office departments (Risk Management and Controlling, Accounting as well as Transaction and Collateral Management) and of the responsible front-office departments.
     Hedge Committee. The economic management of market price risks at KfW is the responsibility of the Market Price Risk Committee. Measurements relating to the management of these risks can lead to fluctuations in valuation/results in purely accounting terms, when instruments that must be recognized at fair value under IFRS are used. At KfW this applies, in particular, to the use of derivatives. The purpose of the Hedge Committee is to analyze the treatment of instruments recognized at fair value under IFRS in line with the economic objective of the use of derivatives at KfW, and to further develop their use in a way, that their accounting treatment under IFRS reflects the risk-mitigating impact of their hedging relationship.
     The subsidiaries of KfW Bankengruppe and the organizational units exercise their own control functions within the group-wide risk management system. In addition, group-wide projects and working groups ensure a coordinated approach, for example in the rollout of rating instruments to subsidiaries or the management and valuation of collateral.
     Responsibility for developing and assuring the quality of risk management and control lies outside the credit departments, with the Risk Management and Controlling department. There is a comprehensive risk manual for this purpose, which is continually updated. The rules and regulations laid out in the risk manual are binding for the entire group and are accessible to all employees. Risk principles (i.e., normative rules for loan and risk management procedures) and portfolio guidelines (e.g., business restrictions, collateral requirements, etc.) make up the core of the risk manual. A new set of guidelines for compliance with internal capital adequacy requirements was prepared in 2010. In addition, the risk strategy requirements were comprehensively revised, and substantial changes were made to the risk principles for operational risk and to various portfolio guidelines. The risk principles and portfolio guidelines serve as the framework for the operating activities of all business areas. The risk manual ensures that uniform procedures are applied throughout the group to identify, measure, control and monitor risks. In addition, group-wide regulations are supplemented in individual business areas by specific rules. Risk Management and Controlling reviews these for conformity with group-wide regulations.
     Risk Management. The primary task of the Risk Management department is to ensure that the group is able to bear the risks falling within its defined risk tolerances. It formulates and regularly reviews the group’s risk strategy, including the risk management of the major subsidiaries. The risk strategy builds on the basic business policy and establishes general risk principles and concrete risk policy measures in line with the business strategy. A variety of instruments to control credit, market price and operational risks are used to implement the risk strategy. These instruments include risk management instruments for individual counterparties and portfolios: capital allocation, second vote for loan approvals, limit management systems, portfolio guidelines, risk guidelines for countries and sectors, and early warning systems. Concentration limits apply at various sub-portfolio levels (including borrower units, countries and sectors) to prevent major individual losses and to restrict risk concentration in the loan portfolio. If necessary, a selective risk transfer can also be made to the capital markets (e.g., through credit derivatives), depending on the market situation.
     At KfW, Group Risk Management has the right to exercise a veto (“second vote”) in terms of credit risk assessment on a single exposure level. KfW IPEX-Bank and DEG have their own second vote independent of the front office. The relevant business decision-making processes are structured with a view to risk. The need for a second vote is determined by the type, scope (material risk content and effect on the overall risk position) and complexity of a transaction.
     Risk Management Loan Support. The Risk Management Loan Support department is responsible for non-performing loans and for providing intensive support for banks and corporations in the KfW portfolio. It becomes involved and assumes full responsibility and further functions as soon as there are initial signs of crisis. The objective is to achieve recovery of a loan through restructuring, reorganization and workout arrangements. If the business partner is deemed incapable or undeserving of restructuring, the priority becomes realizing as much value as possible from the loan and the related collateral. Internal interface regulations are in place within the relevant business areas to ensure clear allocation of expertise and responsibility between the front office departments and Risk Management Loan Support. Risk Management Loan Support also cooperates closely with the credit departments and Legal department.
     In the event of a crisis in the banking sector, the department needs to be able to act immediately both in-house and externally. The financial institution crisis plan has been further developed for this purpose. It primarily provides for the establishment of a working group headed by Risk Management, immediate loss analysis and implementation of the next necessary steps.
     Risk Controlling. Risk Controlling is in charge of measuring and reporting all risks and risk groups of KfW Bankengruppe and analyzing the group’s risk-bearing capacity. Uniform methods and models are implemented throughout the group at an operating level. Stress tests and scenario calculations are also used with the goal of quantifying the capital requirements needed to ensure the group’s risk-bearing capacity, including in situations characterized by considerably worsening economic conditions.
     The department is involved in the quality management process for the risk indicators used in risk management and control, and also provides professional support in relation to the information systems used in reporting. In operational risk and business continuity management, the department is responsible for the group frameworks and guidelines and supports the business areas in implementing these standards.
     Risk reporting is in line with regulatory requirements (MaRisk). The Executive Board is informed on a monthly basis about the group’s risk situation. A risk report is issued quarterly to the group’s supervisory bodies. The Executive Board and the group’s supervisory bodies are informed on an ad hoc basis, if necessary.
     Risk Methods, Instruments and Process Management. The Risk Methods, Instruments and Process Management Department is responsible for providing suitable methods and instruments for group-wide risk analysis and management. The development of a long-term, sustainable and consistent method and instrument strategy for risk management and risk control is rounded off with regular validations, and developments and enhancements of models and methods. The focus is on models to measure, control and price credit and market price risks. In addition, the department is responsible for the coordination and project management of the implementation of the requirements placed on instruments and IT systems used in Risk Management and Controlling to ensure that the requirements placed on them are properly handled. In addition, it coordinates the formulation and development of group-wide risk principles as well as the procedure manual for the Risk Management and Controlling department.
     Internal Auditing. The Internal Auditing department supports the Executive Board, is not bound by directives and works independently of group procedures. It generally audits all of KfW’s processes and activities to identify the risks involved and reports directly to the Executive Board.
     The audit cycles for individual audit areas are determined by Internal Auditing based on an annual risk assessment of the audit areas. In so doing, the department takes into account the economic capital requirements of the operations to be audited.
     In addition to promotional business (including the KfW Sonderprogramm), auditing activities focused on risk management procedures and methods, and the accounting department in 2010. The risk management audits focused on the further development of risk management processes and methods.
     While maintaining its independence, Internal Auditing monitored important projects, particularly the implementation and development of IT systems. In 2010, Internal Auditing monitored, as in previous years, the further development of risk measurement procedures by participating (with observer status) in meetings of decision-making bodies.

     KfW’s Internal Auditing is also the group auditing department for KfW Bankengruppe. It incorporates the internal auditing departments of the subsidiaries in group-wide audit reporting.
     Internal Control System. KfW’s internal control system objectives are to ensure
•	the effectiveness and profitability of business activities;

•	the correctness and reliability of external and internal accounting;

•	compliance with legal requirements applicable to KfW; and

•	the protection of KfW’s assets.
     The design of the internal control system is based on the organizational structure and the principles, procedures and measures introduced at KfW and facilitates proper business management.
     The internal control system comprises policies applicable to the management of corporate activities, and measures that ensure the functionality of, and compliance with, these requirements. Accordingly, the internal control system covers monitoring measures that are integrated into processes, such as internal controls, as well as measures that are linked to procedures such as those relating to compliance. KfW’s internal control system is supplemented by monitoring measures that are independent of processes via Internal Auditing, which also includes an assessment of the adequacy and effectiveness of the internal control system. The internal control system at KfW is based on relevant standards, in particular those set forth in the German Banking Act (Kreditwesengesetz) and MaRisk, and the market standard COSO (Committee of Sponsoring Organizations of the Treadway Commission) model. KfW’s subsidiaries base their own internal control systems on the internal control system at KfW and implement them in an analogous manner.
     The Executive Board of KfW bears the overall responsibility for the internal control system. The design and implementation at the different corporate levels is the responsibility of the relevant managers based on the organizational structure. Regular reports are submitted to the Executive Board, the Board of Supervisory Directors and its Audit Committee.
     Accounting-related Internal Control System. KfW has implemented an accounting-related internal control system to minimize the risk of error in unconsolidated and consolidated financial statements and to ensure the correctness and reliability of internal and external accounting.
     KfW’s accounting-related internal control system has five dimensions:
     Control Environment. The control environment defines the framework for the adoption and application of regulations. The accounting-related internal control system covers all systems and processes from recording business transactions to further processing and booking, and defines the relevant key controls for the responsible organizational units.
     Risk Assessment. Risk assessment includes the identification, analysis and evaluation of risks. In the accounting-related internal control system, all processes between the Accounting department and relevant departments are subjected to a risk evaluation that takes into account profitability and focuses on these processes’ impact on completeness, accuracy, recognition and valuation in the financial statements. The preparation and structuring of each control item covered by the front-office, back-office and Accounting department processes is focused on strictly defined subject areas, which comprise a complete chain of accounting-related steps from the recording of transactions to external reporting. Workshops are held on a regular basis for accounting staff and staff from KfW’s business areas to rectify discrepancies and agree on procedural adjustments based on practical experience.
     Control Activities. Control activities are aimed at the effective achievement of corporate objectives and the prevention or detection of risks. All defined control functions are clearly assigned and are exercised by the managers of the respective departments. Each control is documented for auditing purposes and monitored centrally. The Accounting department is responsible for the coordination and central monitoring of these processes.
     The IT systems used at KfW are protected against unauthorized access and are integrated in the internal control system. Data in the feeding systems (subledgers) and the general ledger are matched on a monthly basis to ensure the completeness and accuracy of the data for further processing in the financial statements. External data sources (e.g., Bloomberg and Reuters) are used to valuate financial instruments, and are continuously monitored. Model-based valuations are in line with the market standard.
     Information and Communication. Information and communication ensures that all parties involved receive the necessary information in order to meet their control-related responsibilities.
     The applicable principles, organizational structure and workflow as well as the central processes relevant for accounting and risk management are recorded in process descriptions, working instructions and generally accessible manuals. The relevant accounting requirements are documented in full detail in a group accounting policy which is based on IFRS and an accounting manual which is based on HGB. These documents are updated on a regular basis to reflect amendments by the standard setters or new legislation, and are provided to the relevant units within KfW. In addition, staff involved in accounting matters regularly receives comprehensive training.
     The entire control process is automated within the internal control system, from carrying out the control through issuing confirmation to ongoing tracking. During the preparation of the annual financial statements, reports are submitted to the decision makers in a prompt and decision-oriented manner.
     The Executive Board and Audit Committee are regularly updated on the effectiveness of the accounting-related internal control system and its compliance with legal requirements.
     Monitoring. The monitoring of the internal control system ensures its functionality and effectiveness. The accounting-related internal control system is subject to an ongoing monitoring and escalation process. In addition, updates and expansions are reflected on an ongoing basis. The established processes provide enough scope to accommodate both accounting changes and new (technical) procedures, which ensures the annual financial statements’ consistently high level of quality.
Risk Management Approach of KfW Bankengruppe
     The following chart shows KfW Bankengruppe’s risk management process. Risk management within KfW Bankengruppe serves one central purpose: safeguarding the group’s risk-bearing capacity.
     Risk-bearing Capacity. Risk management was improved during 2010 by creating stronger links between regulatory and economic risk-bearing capacity. This integration is to be further developed in 2011.
     A key component of the new concept is the stronger integration of economic and regulatory objectives in the management of risk-bearing capacity. Compliance with economic requirements and compliance with regulatory requirements are treated as equally important objectives. Accordingly, all risk monitoring and management measures must ensure that economic solvency as well as tier 1 and total capital ratio targets are met. In order to harmonize the basis for the determination of economic and regulatory risk-bearing capacity, both capacities are calculated on the basis of the same definition of available financial resources, which corresponds to the definition of available financial resources used in connection with the regulatory risk-bearing capacity in the past. Available financial resources, i.e. the economic resources for risk coverage, are now defined for both risk-bearing capacities as the modified available capital in accordance with sections 10 and 10a of the German Banking Act (Kreditwesengesetz). Comparative figures for the economic risk-bearing capacity for 2009 have been adjusted retroactively to reflect the change in the definition of available financial resources. In addition, KfW based its calculations on a solvency level of 99.96% in 2009. For 2010, KfW used a solvency level of 99.99%. In order to facilitate the comparison between the two years, the 2009 figures have been adjusted for the change in the solvency level. For these reasons, the figures set forth below in the charts on risk-bearing capacity differ from the amounts KfW previously reported.
     A further core issue of the new concept is a stronger proactive focus of the risk-bearing capacity concept resulting from an additional forward-looking component. This forward-looking component measures the absorption potential of KfW’s reserves — and thus its ability to act — in the event of certain stress scenarios. In this context, a “traffic light” system has been established with thresholds set by the Executive Board for the strategic and operational management of economic and regulatory risk-bearing capacity.
     Regulatory Risk-bearing Capacity.
Indicators Under Supervisory Law

	2010	2009
	(EUR in millions, except %)
Risk position	124,077	129,386
Tier 1 capital	15,347	12,223
Regulatory capital (available financial resources)	18,259	15,195
Tier 1 ratio	12.4%	9.4%
Total capital ratio	14.7%	11.7%
     According to the provisions of the German Solvency Regulation (Solvabilitätsverordnung), credit institutions must quantify their total “Risk Position” (RWA, Risk Weighted Assets) and back them with own funds. The minimum capital requirement factor amounts to 8%. The minimum capital requirements are calculated for each type of risk (counterparty risk, market risk and operational risk) separately. In order to calculate the total “Risk Position” the sum of all risk specific minimum capital requirements must be divided by 8%.
     KfW is not subject to the requirements of sections 10 and 10a of the German Banking Act (Kreditwesengesetz). However, for internal purposes, the key legal requirements are used to calculate voluntarily the regulatory capital ratios. In-house rating methods are used for large sections of the loan portfolio to calculate the risk exposure (advanced IRB approach).
     KfW Bankengruppe’s regulatory capital ratios for 2010 improved considerably compared to 2009. As of December 31, 2010, the total capital ratio taking consolidated comprehensive income into account was 14.7% (2009: 11.7%), and the tier 1 ratio was 12.4% (2009: 9.4%). This positive development is largely due to the increase in regulatory capital resulting from increased consolidated comprehensive income. In addition, the selective reduction of risk positions and further development of risk assessment methods contributed to the decline in capital requirements for credit risks.
     The following chart provides an overview of KfW’s regulatory risk-bearing capacity as of December 31, 2010.

     Economic Risk-bearing Capacity. To determine economic risk-bearing capacity, potential financial losses are measured with the aid of two central risk-measuring tools: “expected loss;” and “economic capital required to cover unexpected losses.”
     Expected loss refers to loss that is expected to arise on a statistical average over a number of years. Expected losses, along with other parameters, are important when credit is priced. Expected losses are defined as the product of the following:
•	the probability of a borrower’s default (probability of default, or PD);

•	the expected amount of receivables at the time of the potential default (exposure at default, or EAD); and

•	the (anticipated) loss rate upon default (loss given default, or LGD).
     The probability of default is estimated for each borrower with the aid of rating methods. The result of the rating measures is an estimate of the probability that a counterparty will be unable to fulfill its obligations within the next 12 months. In particular, collateral must be evaluated to estimate the magnitude of the likely loss.
     The risk potential to be backed by capital is quantified by Risk Controlling with the aid of statistical models. For credit risks, the loss potential is computed using a loan portfolio model and using the risk measure “credit value-at-risk.” The difference between credit value-at-risk and expected loss is referred to as the economic capital requirement.
     The group takes a similar approach with regard to market price risks. Value-at-risk is also calculated using statistical models. For market price risks, the value-at-risk is also the economic capital requirement.
     The forecast period for both risk categories is one year. The capital requirement for credit and market price risks is aggregated, taking diversification effects into account. The capital requirement for operational risks is calculated using the regulatory standard approach according to the German Solvency Regulation (Solvabilitätsverordnung — SolvV).
     To assess the risk-bearing capacity, the capital requirement (economic capital requirement) is matched against the economic resources available for risk coverage (available financial resources). Using this method, the economic risk-bearing capacity as of December 31, 2010 satisfied a solvency level of 99.99%. This means that available financial resources cover overall capital requirements. On the basis of the new definition of available financial resources and a solvency level of 99.99% the available financial resources exceeding the overall capital requirement as of December 31, 2010 (EUR 6,985 million) improved compared to 2009 (EUR 3,319 million). The significant increase is partly due to the rise of available financial resources and the selective reduction of risk positions. In addition, adjustments to methods, such as the new calculation of LGD in the on-lending business and the revised risk assessment applicable to the equity investment fund business, led to a decline in the economic capital requirement.

     The following chart provides an overview of KfW’s economic risk-bearing capacity as of December 31, 2010.
     Hidden burdens (stille Lasten) and hidden reserves (stille Reserven) are treated separately: the balance of hidden reserves and hidden burdens existing as of the balance sheet date on the basis of IFRS is offset against the available economic capital buffer (excess coverage) in a memo item. Excess coverage after hidden reserves and hidden burdens (on the basis of IFRS) amounted to EUR 6,090 million as of December 31, 2010.
     KfW addresses liquidity and other risks by monitoring appropriate key figures and by regularly testing the processes of its banking operations.
     KfW’s risk measurement is based on state-of-the-art models used in banking practice. However, each model represents a simplification of a complex reality and builds on the assumption that risk parameters observed in the past can be considered representative of the future. Not all possible influential factors and their complex interactions can be identified and modeled for the risk development of a portfolio. Accordingly, KfW carries out stress tests both in the credit risk models and in the market risk models. The group works continually to refine its risk models and processes. In 2011, KfW plans, among other things, to take the increased correlations arising from the financial and economic crisis into account when measuring risk and to adapt the internal methodology for EAD to the regulatory approach. These changes are expected to lead to an increase in the economic capital requirement for credit risks. In addition, the current environment of rising capital market interest rates is likely to increase the economic capital requirement. KfW is also planning to engage in a fundamental review of the model for measuring interest rate risks, which is likely to lead to a change in economic capital requirement, too.
     Stress and Scenario Calculations. When assessing risk-bearing capacity, KfW takes into account potential additional capital requirements for stress scenarios calculated in accordance with conservative standards. To ensure a stronger proactive focus in its risk-bearing capacity concept, KfW monitors, on a quarterly basis, a forecast scenario (baseline scenario), a downturn scenario (slight economic slowdown) and a stress scenario (deep recession), and their effects on economic and regulatory risk-bearing capacity. This forward-looking component documents KfW’s resilience and ability to act in the event of one of these scenarios materializing and, as such, provides direct management stimuli.
     The forecast scenario provides a preview of risk-bearing capacity at year-end and includes the impact of the expected economic development on credit risks and interest rates. The current forecast for year-end 2011 shows a slight decrease in excess coverage of the economic capital requirement by available financial resources compared to December 31, 2010.
     In the downturn and stress scenario, effects on earnings and changes in the economic capital requirement are simulated for a 12-month period assuming negative economic development. In the stress scenario, the effects of a severe recession are depicted. In both scenarios KfW assumes increasing credit risks (of differing severities). Both scenarios anticipate modest declines in EUR and USD interest rates. Due to the difficult market environment to be expected in this case, the stress scenario also assumes an increased economic capital requirement for interest risks. Potential losses from operational risks also reduce available financial resources.

     On the basis of the analyses carried out, KfW would expect a reduction in excess coverage from approximately EUR 7.0 billion to EUR 2.9 billion in the stress scenario. Accordingly, KfW would expect risk-bearing capacity to be assured at a solvency level of 99.99% even under unfavorable economic conditions.
     In addition to the tests based on economic scenarios, KfW conducts further scenario stress tests. To this end, current potential macroeconomic dangers are regularly identified, on the basis of which the resilience of KfW’s risk-bearing capacity is examined.
Types of Risks
     Counterparty Default Risk. KfW Bankengruppe assumes counterparty risks in the context of its promotional mandate. Counterparty default risk is defined as the risk of financial loss that can occur if the borrower or counterparty fails to meet contractual payment obligations. Counterparty default risk also includes country risk, comprising transfer, conversion and political risks.
     The main risks in the domestic promotional lending business are in the areas of start-up finance for small- and medium-sized enterprises and equity investments. In addition, KfW assumes risks in the context of export and project finance as well as in the context of promotion for developing and transition countries.
     Counterparty default risk is measured by estimating the PD, the EAD and the (anticipated) LGD.
     In identifying the probability of default, the group uses internal rating procedures for banks, corporates, small- and medium-sized enterprises, private equity investors, private equity investees, the self-employed, start-up businesses, and countries. These procedures are based on scorecards and follow a uniform and consistent model architecture. For specialized financing, a simulation-based rating method is frequently used. For structured products, cash flow-based rating methods are applied. For securitization transactions, tranche ratings are determined stochastically on the basis of the default pattern of the asset pool and the waterfall structure of the transactions. The rating procedures aim at forecasting one-year default probability. As a rule, middle- and back-office departments are responsible for preparing ratings for risk-bearing business. Ratings are updated at least once annually, with the exception of ratings for business partners with whom only retail business is conducted.
     Mapping the default probability to a master scale which is uniform for the entire KfW Bankengruppe ensures comparability of ratings issued using different rating procedures and for various business areas. The master scale consists of 20 different classes that can be divided into four groups: investment grade; non-investment grade; watch list; and default. The range of default probabilities and the average default probability are defined for each master scale class.
     Specific organization regulations, which mainly specify the responsibilities, competencies and control mechanisms associated with a particular rating, apply to each rating procedure. External ratings are mapped to the KfW master scale to ensure the comparability of internal ratings within KfW Bankengruppe with ratings of external rating agencies. Periodic validation and further development of the rating procedures ensure that KfW is able to rapidly respond to changes in overall conditions. The aim is to continuously improve the accuracy of all rating procedures. Rating instruments and procedures largely meet the minimum requirements of the prevailing regulatory standards (MaRisk/Basel II).
     EAD and valuation of collateral are heavily weighted when determining the severity of loss. Collateral has a risk-mitigating effect in calculating LGD. When valuing acceptable collateral the expected net revenue from realizing the collateral is estimated over the entire loan term. This estimate takes into account haircuts based, in the case of personal guarantees, to take into account the probability of default and the magnitude of loss incurred by the collateral provider. For tangible collateral the haircuts are chiefly attributable to fluctuations in market prices and depreciation. The determined value is an important element in estimating loss given default within KfW Bankengruppe. Depending on the availability of data, the various valuation procedures for individual types of collateral are based on internal and external historical data and expert estimates. The valuation parameters are reviewed on a regular basis. This guarantees the reliable valuation of individual collateral. The uniform management, valuation and recognition of collateral across the group are regulated by a risk principle.
     KfW Bankengruppe has various portfolio guidelines to limit risks from new business. These guidelines form the basis for the second vote on lending transactions and serve as an orientation guide for loan approvals. They are also designed to ensure KfW’s portfolio is of adequate quality and possesses an appropriate risk structure taking into account the special nature of KfW’s promotional business. These guidelines distinguish between types of counterparties and product variants and define the conditions under which business transactions may generally be conducted.
     Existing higher-risk exposures are divided into a watch list and a list of non-performing loans. The watch list serves to identify potential problem loans early and, if necessary, to allow preparations for the handling of these loans to be made. KfW closely monitors the economic and financial environment of the respective borrower in the case of a potential problem loan. It regularly reviews and documents the economic situation and the collateral provided and formulates proposals for remedial action. In the case of non-performing loans, the units in charge of restructuring are responsible for this process. This guarantees that specialists are involved at an early stage to ensure the appropriate management of problem loans.
     Risk Provisioning. KfW Bankengruppe takes measures to address all identifiable default risks in its lending business by making risk provisions for loans. These risks also include political risks resulting from financing transactions outside Germany. For loans with an immediate risk of default (i.e., non-performing loans) KfW sets up individual impairments or provisions for undisbursed portions. These events are identified on the basis of criteria that meet both Basel II and IFRS requirements. Criteria include the identification of considerable financial difficulties on the part of the debtor, payment arrears, concessions made to the debtor owing to its financial situation (e.g., in the context of restructuring measures), measures undertaken by the debtor to increase its liquidity, and a substantial deterioration in the value of collateral received. These criteria are further specified in KfW’s risk manual. Individual impairments are determined by means of an impairment procedure. The calculation of individual impairments is based on an individual assessment of the borrower’s ability to make payments in the future. The calculation takes into account the scope and value of the collateral as well as the political risk. A simplified impairment procedure is performed for small and standardized loans on the basis of homogeneous sub-portfolios.
     Risk provisions for latent risks (i.e., portfolio impairment) are derived from the valuation of loan receivables that occurs in the context of annual rating procedures and collateral valuations. Portfolio impairment is recorded for both economic and political risks. The basis for this is the expected loss model described above, which is adjusted for IFRS purposes. Risk provisions for irrevocable loan commitments and financial guarantees are set up using the same method of calculation.
     Further portfolio impairments for the sectors and countries particularly affected by the economic crisis were significantly reduced as a result of the economic recovery.
     Maximum Risk of Default. According to IFRS 7.36, the maximum exposure to credit risk for KfW Bankengruppe arising from financial instruments is the total loss of the respective risk positions. Contingent liabilities and irrevocable loan commitments are also taken into account. Carrying amounts have been reduced by the risk provisions made.

     Payment arrears on the balance sheet date were reported only in loans and advances to banks and customers, and securities and investments. Individual impairments were also reported under contingent liabilities and irrevocable loan commitments.
Maximum Exposure

									Securities and
									investments;
					Value adjustments		Derivatives used		investments		Contingent
					from macro fair		for hedge		accounted for		liabilities;
	Loans and advances		Loans and advances to		value hedge		accounting; other		using the equity		irrevocable loan
	to banks		customers		accounting		derivatives		method		commitments
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR in millions)
Carrying amount as equivalent for maximum risk of default	263,222	241,139	102,878	92,892	7,478	6,751	29,891	19,645	35,236	36,709	72,257	57,889
Risk provisions	200	420	5,221	6,484	0	0	0	0	20	4	484	355
Carrying amount neither past due nor impaired	262,969	240,832	100,984	90,551	7,478	6,751	29,891	19,645	34,993	36,469	72,256	57,848
of which with conditions renegotiated in the reporting year	0	0	886	2,165	0	0	0	0	11	2	0	0
Collateral	170,154	151,885	23,627	19,948	0	0	9,353	1,535	94	9	2,828	2,458

(1)	Includes financial instruments that would be past due or impaired without renegotiation of conditions.
Financial Instruments Past Due and not Individually Impaired

					Securities and investments;
			Loans and advances to		investments accounted for using
	Loans and advances to banks		customers		the equity method
	2010	2009	2010	2009	2010	2009
	(EUR in millions)
Carrying amount less than 90 days past due	86	115	268	439	1	1
Carrying amount 90 days and more past due	16	21	215	318	0	0
Collateral	56	132	257	351	0	0

Individually Impaired Financial Instruments

					Securities and
					investments;
					investments accounted		Contingent liabilities;
			Loans and advances to		for using the equity		irrevocable loan
	Loans and advances to banks		customers		method		commitments
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR in millions)
Carrying amount	151	172	1,411	1,584	242	239	1	41
Individual impairments, provisions	88	282	4,483	5,421	0	0	429	278
Collateral	26	14	428	265	7	5	0	0
     At year-end 2010, EUR 1.8 billion (net after deduction of risk provisions; year-end 2009: EUR 2.0 billion) was classified as individually impaired out of EUR 511 billion (year-end 2009: EUR 455 billion) in financial instruments outstanding. Potential losses are conservatively estimated, and individual impairments in the amount of EUR 5.0 billion (year-end 2009: EUR 6.0 billion) were recorded. This included provision for risks from the various IKB rescue measures in the amount of EUR 3.7 billion (year-end 2009: EUR 4.2 billion).
     In addition to provisions for immediate risks of default, KfW Bankengruppe makes provisions for latent risks of default (economic and political risks). At year-end 2010, risk provisions for transactions not individually impaired totaled EUR 0.9 billion (year-end 2009: EUR 1.3 billion). The collateralization of loans in the group portfolio primarily relates to KfW’s on-lending business and promotional business guaranteed by the Federal Republic of Germany or individual federal states. The collateral is presented as recognized for purposes of internal management of economic risks. Participation effects are taken into account in order to avoid double reporting of collateralization. By far the largest portion of collateral is attributable to assigned end-borrower receivables from on-lending business. Tangible collateral (e.g., ships and aircrafts) plays only a minor role compared to the total amount of collateral.
     The high exposure relating to derivatives with positive fair values must be put into the context of the netting agreements with counterparties. These netting agreements also include derivatives with negative fair values and considerably reduce the counterparty risk.
     There was an increase in irrevocable loan commitments of EUR 14.9 billion in 2010, primarily resulting from the loan facility for Greece, which has not been fully called by the end of 2010.
     As part of the restructuring of a syndicated loan, KfW Bankengruppe took possession in 2010 of assets that had previously been held as tangible collateral, with a pro rata value of USD 108.7 million, by means of a rescue acquisition. The plan is to sell these assets within five years in an orderly sale. The equity position with a pro rata value of USD 0.7 million under the new structure adopted was written down to a memo value of USD 1, while a risk provision of USD 20 million exists for pro rata debt financing as of December 31, 2010. At year-end 2010, the group carries the assets at a pro rata value of around USD 72 million.
     Portfolio Structure. The contribution of individual items to the risk associated with KfW Bankengruppe’s loan portfolio is assessed based on an internal portfolio model. Concentrations of individual borrowers or groups of borrowers give rise to the risk of major losses that could jeopardize KfW’s existence. On the basis of the economic capital concept, the Risk Controlling department measures the risk concentrations by individual borrower, sector and country. Concentrations are measured primarily by the extent to which they require economic capital. This ensures that not only high risk volumes but also unfavorable probabilities of default and undesirable risk correlations are taken into account. The results form a central basis for the management of the loan portfolio.
     Regions. At year-end 2010, 73% of the group’s loan portfolio (including loans as well as securities and investments in performing business) in terms of economic capital requirements was attributable to the euro area (2009: 72%). There were slight shifts within the euro area: while capital requirements for loans decreased in Germany, they increased most notably in crisis-hit countries of the euro area due to higher probability of default.

     Sectors. The significant share of overall capital required for credit risks attributable to the financial sector is due to KfW Bankengruppe’s promotional mandate. The most significant of the group’s domestic promotional lending business consists of loans that are on-lent through banks. The distribution of capital requirements among all sectors has proved stable compared to 2009.
     Credit Quality. Credit quality is a major factor influencing the economic capital requirement, such that it is appropriate in analyzing the credit quality structure to examine the distribution of net exposures by credit quality category. The credit quality is unchanged in 2010 compared to 2009 with regard to the four categories presented. There were two compensating effects in 2010: while the situation for financial institutions stabilized in 2010, the economic and financial crisis triggered numerous rating downgrades in corporate financing. The group’s loan portfolio, therefore, continued to show a satisfactory credit quality structure.

     Structured Products in the Group Portfolio. The group’s portfolio of structured products, divided into asset-backed securities (ABS) and platform securitizations (PROMISE, PROVIDE), is presented separately.
     Asset-Backed Securities. In addition to its own ABS holdings, the group’s ABS portfolio includes ABS investments in special funds. These investments continue to be gradually reduced compared to 2009.
     The ABS had a par value of around EUR 5.0 billion as of year-end 2010. Accounting for the mark-to-market valuation of the securities reported at fair value and impairments, the portfolio had a carrying amount (including pro-rata interest) of EUR 4.6 billion. The following tables show the composition of the ABS portfolio by asset class, rating and geographic distribution of the underlying assets in the securitization portfolios.
Exposure Based on par Values

	December 31, 2010
	CLO	RMBS	CMBS	CDO	ABS & other	Total 2010	Total 2009
	(EUR in millions)
Investment grade	1,709	1,172	387	1	854	4,123	4,515
Non-investment grade	309	7	2	2	1	322	560
Watch list	15	62	4	—	—	80	439
Default	219	10	49	192	—	471	382

	2,252	1,251	442	195	855	4,995	5,896

     The portfolio volume was lower than the 2009 amount due to sales and repayments (par value EUR -0.9 billion). A comparison of the rating structure of the portfolio shows a considerable reduction in watch-list holdings, which is also largely attributable to sales and repayments. At the same time, the proportion of securities with default status has increased due to declines in credit quality, particularly for CLO securities. The regional focus of the ABS portfolio remains on Europe.
     Overall, European securitizations, including German securitizations, showed a solid performance. Cumulative default rates for European securitizations remained low after the commencement of the global financial and economic crisis.
     The group has indirect exposure to additional risks, associated with structured securities, via the risk protection measures for IKB. KfW assumed all of IKB’s rights and obligations under IKB’s liquidity lines to refinance the special purpose entities of the Rhineland Funding Capital Corporation conduit. Taking into account redemptions and loss realization, receivables in the amount of EUR 3.8 billion from the purchasing companies remained outstanding as of December 31, 2010. Impairments of EUR 3.4 billion have been taken on these receivables.
     Platform Securitizations. Banks may transfer credit risks synthetically from SME loan portfolios to the capital markets using the PROMISE securitization platform. KfW complements its promotional offering with its PROVIDE securitization program, which seeks to securitize private housing loans. The securitization of housing loans and of corporate loans each accounted for around half of the underlying asset volume as of year-end 2010. As of the same date, the volume securitized via the platforms totaled EUR 15.4 billion. Of this total, EUR 14.7 billion was securitized through credit default swaps or credit-linked notes. The group has retained risks from senior tranches with respect to the remaining EUR 0.6 billion. The decline in the securitization volume of EUR 12.2 billion compared to 2009 was primarily a result of the use of the originator banks’ call options. In addition, no new business was entered into in 2010.
     Risk in the platform business is primarily determined by the quality of the securitized portfolios. There are currently no immediate loss expectations for KfW.
     Market Price Risk. Market price risks result primarily from potential losses that may arise from changes in the following:
•	the interest structure (interest rate risks);
•	exchange rates (currency risks);
•	issuer-related premiums on the interest rates of securities (credit spread risks); and

•	other market prices (e.g., share prices, commodity prices).
     KfW and its subsidiaries are non-trading book institutions as per the German Commercial Code; consequently, their market price risks are limited to the banking book.
     Interest Rate Risks. The main market risk component in KfW Bankengruppe is interest rate risk. The group assumes limited interest rate risks in order to take advantage of opportunities for returns. Additionally, interest rate risks arise from the special design of the domestic lending business with its prepayment options. KfW takes this into account in its risk management by including the estimated future volume of exercised prepayment options in its funding strategy.
     To record interest rate risks in its banking book, KfW Bankengruppe uses standard software that integrates all data relevant for risk assessment. The current balances of interest rate maturities (e.g., euro, U.S. dollar and British pound) are determined with the aid of this standard software. On this basis, KfW Bankengruppe regularly performs value-at-risk calculations to assess its interest risk position. The applied simulation-based method, which was subject to major revision as of December 31, 2009, is based on a two-factor Cox-Ingersoll-Ross model, which is used to estimate the distribution of risk positions in the group given possible changes in market interest rates. In accordance with MaRisk requirements, KfW’s previous separation of the aggregate banking book business into a banking book for equity and a banking book for debt instruments in determining the present value of interest rate risk is no longer permitted as of 2010. Accordingly, the two books were combined in an aggregate banking book for risk assessment and management purposes.
     Key optional components of business (e.g., terminable loans) are accounted for in the group’s cash flow. The economic capital requirements are identified – as are credit risks – for a period of one year. Periodic stress tests supplement this calculation to estimate possible losses under extreme market conditions. In addition to the parallel shift in the yield curve prescribed by supervisory law, these tests include scenarios such as an inversion of the yield curve and an extension of the holding period.
     Currency Risks. Foreign currency loans are generally refinanced in the same currency or secured by appropriate foreign currency hedging instruments. This also applies to individual impairments for which the corresponding replacement assets are provided. In contrast, foreign currency equity investments of DEG and, to a small extent, promotional instruments of KfW Entwicklungsbank are currently not funded in the same currency. Open currency positions resulting from accrued margins or impairment losses are generally closed as soon as possible.
     Risks from open currency positions remaining at the balance sheet date are measured by a variance/covariance approach in the form of a value-at-risk with a holding period of three months. The required parameters (exchange rate volatility and the expected value of changes in exchange rates) are estimated on the basis of historical data.
     As of December 31, 2010, DEG has been included in currency risk measurement for the first time, analogous to the inclusion of KfW IPEX-Bank. Measurement of, and control approaches to, currency risk at the different KfW Bankengruppe companies are currently being revised as part of a project aimed at standardizing the group’s currency management. Standardized currency management is scheduled to launch in the course of 2011.
     Credit Spread Risks. Credit spread risks were integrated into the calculation of the risk-bearing capacity for the first time during 2010. For the group, risks arising from credit spread changes are estimated for positions in the available-for-sale financial assets and financial assets at fair value through profit or loss. The economic capital requirement is determined for a one-year period based on historical simulation to satisfy the 99.99% solvency level.
     Other Market Price Risks. Other market price risks include share price risks from equity investments. They also include commodity price risks from CO2 certificates which the group keeps on its own books. Risks from CO2 certificates arise as a result of the group’s decision to act as an intermediary between the buyers and sellers of CO2 certificates. As a result, KfW also keeps certificates on its own books.
     Other market price risks are measured using variance/covariance approaches. The required parameters (price volatility and the expected value of changes in prices) are calculated using historical data. The historical data used for estimating the model parameters for CO2 certificates are daily prices since the beginning of 2005 and for share price risks, monthly prices since 2001.

     The Market Price Risk Committee manages market price risks based on the valuation and analysis of interest and currency positions, other market price risks and stress tests for interest rate risks. The objective of this is long-term management of a reasonable market risk position for the bank. The strategy pursued is defined annually as part of the group’s business area planning. This strategy is monitored using a limit system for all market price risks.
     In accordance with MaRisk, framework conditions imposed by the Executive Board which are in line with market standards apply for the transaction, processing and settlement of trades.
     In total, market price risks within the group required a total of EUR 2,283 million in economic capital as of December 31, 2010. This position is composed of the following individual risks:
Total Economic Capital for Market Price Risks

	As of December 31,
	2010	2009
	(EUR in millions)
Interest rate risks	1,623	1,444
Currency risks	114	46
Credit spread risks	425	—
Other market price risks	121	134

Market price risk	2,283	1,624

     The capital requirement for interest rate risks rose slightly as of December 31, 2010 due to increased volatilities in the interest rate environment, while interest risk positions remained structurally unchanged.
     The rise in currency risk as of December 31, 2010 is largely based on the inclusion of DEG in the currency risk measurement.
     Credit spread risks were integrated into the risk assessment for the first time in 2010.
     With respect to the remaining market price risks, required economic capital remained virtually unchanged compared to the 2009, at EUR 121 million.
     Liquidity Risk. Liquidity risk is the risk of a lack of liquidity. KfW differentiates between institutional liquidity risk (i.e., the risk of not being able to meet payment obligations) and market liquidity risk (i.e., the risk that the required funds are only available at costs higher than the risk-commensurate interest rate).
     The primary objective of liquidity management is to ensure that KfW Bankengruppe is at all times capable of meeting its payment obligations. Although KfW’s subsidiaries are principally responsible for ensuring and managing their own liquidity and complying with the existing regulatory requirements, KfW is available as a contractual partner for all of its subsidiaries’ commercial transactions, particularly for their funding. For this reason, the liquidity requirements of the subsidiaries are included both in KfW’s funding schedule and in the liquidity maintenance strategy.
     Liquidity risk is measured on the basis of the liquidity risk indicator under regulatory law, the utilization threshold in accordance with the KfW Law and economic scenario analyses.
     A significant component for the assessment of liquidity risk is the contractual payment obligations (principal and interest) of KfW Bankengruppe arising from financial instruments, which are presented in the table below by maturity range:

Contractual Payment Obligations Arising From Financial Instruments By Maturity Range

	December 31, 2010 (1)
		1 to 3	3 months to 1	1 to 5	5 years and
	Up to 1 month	months	year	years	more	Total
	(EUR in millions)
Liabilities to banks and customers	13,355	2,848	1,831	13,366	18,979	50,380
Certificated liabilities	9,855	15,183	34,179	199,748	143,622	402,587
Net liabilities under derivative financial instruments	-674	-327	-3,201	-6,453	-14,208	-24,862
Liabilities under derivative financial instruments	23,508	44,442	62,208	375,690	309,201	815,049
Subordinated liabilities	0	0	146	404	3,359	3,909

Liabilities under on-balance sheet financial instruments	22,536	17,705	32,956	207,065	151,752	432,014

Contingent liabilities	6,982	0	0	0	0	6,982
Irrevocable loan commitments	65,276	0	0	0	0	65,276
Liabilities under off-balance sheet financial instruments	72,257	0	0	0	0	72,257

Liabilities under financial instruments	94,793	17,705	32,956	207,065	151,752	504,271

(1)	The net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as liabilities under derivative financial instruments. Irrevocable loan commitments and contingent liabilities are generally allocated to the first maturity range.

	December 31, 2009 (1)
		1 to 3	3 months to 1	1 to 5	5 years and
	Up to 1 month	months	year	years	more	Total
	(EUR in millions)
Liabilities to banks and customer	7,893	2,924	2,006	15,672	21,026	49,521
Certificated liabilities	8,559	7,605	40,138	178,190	132,984	367,476
Net liabilities under derivative financial instruments	-225	-519	942	-9	-12,051	-11,863
Liabilities under derivative financial instruments	25,409	26,881	69,370	347,303	282,940	751,903
Subordinated liabilities	0	0	146	494	3,415	4,055

Liabilities under on-balance sheet financial instruments	16,227	10,009	43,231	194,347	145,374	409,190

Contingent liabilities	7,529	0	0	0	0	7,529
Irrevocable loan commitments	50,360	0	0	0	0	50,360
Liabilities under off-balance sheet financial instruments	57,889	0	0	0	0	57,889

Liabilities under financial instruments	74,166	10,009	43,231	194,347	145,374	467,079

(1)	The net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as liabilities under derivative financial instruments. Irrevocable loan commitments and contingent liabilities are generally allocated to the first maturity range.
     Liquidity risk management is based on scenario calculations. This approach first analyses the expected inflow and total outflow of funds for the next twelve months based on business already concluded. This basis cash flow is then supplemented by uncertain payments (e.g., borrowings from the capital market, expected loan defaults or planned new business for three scenarios — normal, stress and worst case). The result provides an overview of the liquidity required by KfW in the next twelve months. The required liquidity is calculated for the three scenarios of normal case, stress case and worst case, the main difference being variation among the uncertain payments.
     Available liquidity is calculated on a parallel basis. It largely consists of KfW’s ECB collateral account, repo assets, liquidity portfolios and the volume of commercial paper that is regularly placeable on the market. Available liquidity is subjected to stress analysis in the same way as the other cash flow components in the stress case and worst case scenario tests.
     The ratio of cumulative required liquidity to the cumulative available liquidity is calculated for each scenario. This figure may not exceed the value of 1 in any scenario for any period. The prescribed horizon in the normal case scenario is 12 months, in the stress case six months, and in the worst case, three months.

     The key figures are calculated and reported to the Market Price Risk Committee on a monthly basis. The following table shows the key risk indicators for the scenarios as of December 31, 2010:
Liquidity Risk Indicators as of December 31, 2010

Normal case	0.36
Stress case	0.65
Worst case	0.66
     Since the indicators for all three scenarios, including the extremely conservative “worst case,” are significantly below 1, KfW believes it has a comfortable liquidity position at present.
     Operational and Other Risks and Business Continuity Management. KfW Bankengruppe defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal but not strategic risks.
     The organizational structure provides for a two-tier system, consisting of decentralized operational risk (“OpRisk”) Management units and a central OpRisk Controlling unit, all of which liaise with the Operational Risk Committee.
     Operational risks are managed in a decentralized manner within the business areas and subsidiaries, by the respective directors and/or managing directors and the coordinator of the operational risks and business continuity management function.
     The responsibility of the business areas and subsidiaries in the decentralized OpRisk Management units involve controlling operational risks within the respective areas of responsibility. This includes identifying and assessing operational risks, analyzing and reporting risk events, as well as determining, evaluating and implementing risk-mitigation measures. In using OpRisk instruments, directors and managing directors are supported by the respective coordinator of the operational risks and business continuity management function as well as the central operational risk management team.
     The operational risk management team is responsible for the central control of operational risks and for business continuity management in the area of risk management and control. This unit develops the methods for identifying and assessing risks and monitors their uniform application. The operational risk management team is mapped to the business areas so that each business area has one central contact.
     The central OpRisk Controlling unit applies OpRisk instruments within its authority to selected methods, and develops them further. The methods and instruments for the identification, assessment and management of operational risks are the events database, assessment, controlling of measures, determination of regulatory capital, and reporting regulations. Business continuity management includes the provision of the business impact analysis, methods and IT tools for use in exercises and tests as well as for business continuity planning.
     Central responsibility also includes the critical plausibility check of risk identification and assessment performed at a decentralized level. The operational risk management team trains the decentralized function coordinators and informs them of new developments.
     In accordance with the definition laid out in the German Solvency Regulation (Solvabilitätsverordnung), operational risks in KfW Bankengruppe are integrated into its economic capital management as part of a comprehensive management approach covering all risk types. Quantification as well as determining capital requirements is performed in accordance with the regulatory standard approach. This resulted in OpRisk backing for 2010 in the amount of EUR 542 million (EUR 497 million for 2009).
     OpRisk assessments are performed regularly at business area and process level for purposes of risk management and control. The risk assessment process was completely revised in 2010 and given a quantitative focus. A pilot project was successfully concluded. The rollout was started in the decentralized business areas in the second half of 2010 and will be completed by mid-2011.
     The monthly risk report to the KfW Executive Board, which also contains OpRisk event data, constitutes the core of management reporting. Moreover, material events are reported to the Executive Board on an ad hoc basis.

     The group addresses legal risks by involving its in-house legal department early in the process and by cooperating closely with external legal advisers in Germany and abroad.
     Reputational risks are also based on operational risks, and these risks are taken into account in KfW Bankengruppe in the context of the risk management process for operational risks, the assessment, gathering event data and outsourcing risk analysis.
     As part of business continuity management, KfW has implemented a proactive (emergency provision) and a reactive emergency organizational structure (emergency management). Both structures comprise the emergency team and the crisis team. Business continuity management is a management process to continue key business processes, for which time is critical, in cases of emergency and crisis.
     Business continuity plans have been developed and are to be updated for all relevant processes and support resources. Emergency plans exist for the following scenarios: damage to buildings, IT failure, unavailability of staff or service providers.
     Fully equipped emergency workspaces have been created at an alternative location sufficiently far away from KfW premises for processes in which time plays a particularly critical role.
     The business continuity plans are tested in accordance with the annual planning by the departments. Additionally, in 2010, crisis teams held drills at an alternative location of KfW.
     A readily available external alarm system was implemented for use in emergency and crisis situations.

Consolidated Financial Statements of KfW Bankengruppe
Consolidated Statement of Comprehensive Income
Consolidated Income Statement

	Note(s)		2010	2009	Change
			(EUR in millions)
Interest income		(26)	14,454	18,017	-3,563
Interest expense		(26)	11,702	15,363	-3,661

Net interest income			2,752	2,654	98
Risk provisions for lending business	(10), (13),	(27)	424	-972	1,396

Net interest income after risk provisions			3,176	1,682	1,494
Commission income		(28)	375	430	-55
Commission expense		(28)	102	144	-41

Net commission income			273	286	-13
Net gains/losses from hedge accounting	(7),	(29)	-219	-313	94
Net gains/losses from other financial instruments at fair value through profit or loss	(7), (9),	(30)	206	368	-162
Net gains/losses from securities and investments	(14),	(31)	1	-117	119
Net gains/losses from investments accounted for using the equity method	(4),	(32)	-3	-3	0
Administrative expense		(33)	722	742	-20

Net other operating income		(34)	-27	23	-50

Profit from operating activities			2,685	1,184	1,501
Taxes on income	(18),	(35)	54	57	-3

Consolidated profit			2,631	1,127	1,504

Consolidated Statement of Comprehensive Income

	Note(s)		2010	2009	Change
			(EUR in millions)
Consolidated profit			2,631	1,127	1,504
Other comprehensive income from financial instruments	(14),	(36)	30	285	-254
Other comprehensive income from deferred taxes on financial instruments	(18),	(36)	8	-17	25
Other comprehensive income from investments accounted for using the equity method	(4),	(36)	-6	-7	1
Other comprehensive income, total			33	261	-228

Consolidated comprehensive income			2,663	1,388	1,275

     Other comprehensive income comprises income and expenses recorded under Revaluation reserves.
Presentation of Reclassification Amounts Included in the Income Statement

	2010	2009	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	57	135	-79
Reclassification amounts relating to deferred taxes on financial instruments	0	-1	1

Total	56	134	-78

The reclassification amounts are the result of income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognized directly in equity in the revaluation reserves. They also include amortization of revaluation reserves from the reclassification of securities and investments from the valuation category “available-for-sale financial assets” to the “loans and advances” category. Income recognized in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

Consolidated Statement of Financial Position
Consolidated Statement of Financial Position

			31 December	31 December
	Note(s)		2010	2009	Change
			(EUR in millions)
ASSETS
Cash reserves		(39)	604	337	267
Loans and advances to banks	(9), (12),	(40)	263,422	241,559	21,863
Loans and advances to customers	(9), (10), (12),	(41)	108,099	99,376	8,723
Risk provisions for lending business	(10), (13),	(42)	-5,422	-6,904	1,482
Value adjustments from macro fair value hedge accounting	(7),	(43)	7,478	6,751	727
Derivatives used for hedge accounting	(7),	(44)	23,323	14,622	8,701
Other derivatives	(7), (8), (9),	(45)	6,568	5,023	1,545
Securities and investments	(14), (15),	(46)	35,207	36,694	-1,487
Investments accounted for using the equity method	(4),	(47)	29	15	14
Property, plant and equipment	(16),	(48)	912	876	36
Intangible assets	(17),	(49)	44	44	-1
Income tax assets	(18),	(50)	198	189	9
Other assets		(51)	1,296	1,502	-206

Total			441,757	400,084	41,673

LIABILITIES AND EQUITY
Liabilities to banks	(9), (19),	(52)	15,461	8,095	7,365
Liabilities to customers	(9), (19),	(53)	22,011	23,734	-1,724
Certificated liabilities	(19),	(54)	357,984	321,429	36,556
Value adjustments from macro fair value hedge accounting	(7),	(55)	141	27	114
Derivatives used for hedge accounting	(7),	(56)	18,191	19,476	-1,285
Other derivatives	(7), (8), (9),	(57)	4,623	6,838	-2,215
Provisions	(13), (20),	(58)	2,290	2,065	225
Income tax liabilities	(18),	(59)	118	68	50
Other liabilities	(21),	(60)	1,906	1,984	-78
Subordinated liabilities	(21),	(61)	3,247	3,247	0
Equity	(22),	(62)	15,784	13,121	2,663
Paid-in subscribed capital			3,300	3,300	0
Capital reserve			5,947	5,947	0
Reserve from the ERP Special Fund			977	893	84
Retained earnings			5,218	4,725	493
Fund for general banking risks			600	46	554
Revaluation reserves	(4),	(14)	-257	-290	33
Balance sheet loss			0	-1,499	1,499

Total			441,757	400,084	41,673

Consolidated Statement of Changes in Equity
Consolidated Statement of Changes in Equity in Financial Year 2010

	As at 1	Owner-related	Appropriation of	As at 31
	January	changes	comprehensive	December
EUR in millions	2010	in equity	income 2010	2010
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	5,947	0	0	5,947
Promotional reserves from the ERP Special Fund	4,650	0	0	4,650
Reserve from the ERP Special Fund	893	0	84	977
Retained earnings	4,725	0	493	5,218
Statutory reserve under section 10 (2) KfW Law	1,574	0	264	1,838
Special reserve under section 10 (3) KfW Law	1,928	0	250	2,178
Special reserve less the special loss account from provisioning pursuant to section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,202	0	-21	1,181
Fund for general banking risks	46	0	554	600
Revaluation reserves	-290		33	-257
Balance sheet loss	-1,499	0	1,499	0

EQUITY	13,121	0	2,663	15,784

     KfW’s reserves from the ERP Special Fund are increased on the basis of contractual agreements. The balance sheet loss carried forward from 2009 in the amount of EUR 1,499 million was fully offset by KfW’s net income for 2010 in the amount of EUR 2,013 million. Moreover, the fund for general banking risks was increased by EUR 554 million. In addition, in 2010 the statutory reserve under section 10 (2) KfW Law was increased by EUR 264 million, and the special reserve under section 10 (3) KfW Law by EUR 250 million.
     The difference from the comprehensive income is allocated to Other retained earnings or – if recognized directly in equity – to Revaluation reserves.

Statement of Changes in Revaluation Reserves in Financial Year 2010

		Shares and		Effects	Investments
		other non-fixed		of	accounted for
	Bonds and other fixed-	income	Equity	deferred	using the
EUR in millions	income securities	securities	investments	taxes	equity method	Total
As at 1 January 2010	-291	21	0	-13	-7	-290
A. Changes recognized in the income statement
Decrease due to disposals	0	-60	0	0	0	-60
Increase due to disposals	4	0	0	0	0	4
Decrease due to impairments	0	0	0	0	0	0
Amortization after reclassification	113	0	0	0	0	113

Total changes recognized in the income statement	117	-60	0	0	0	56
B. Changes recognized directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	0	8	0	0	8
Changes in revaluation reserves due to fair value changes	-73	38	0	9	-6	-32

Total changes recognized directly in equity	-73	38	8	9	-6	-24
Effects of exchange rate changes	-2	2	0	0	0	0

As at 31 December 2010	-249	1	8	-4	-13	-257

Consolidated Statement of Changes in Equity in Financial Year 2009

	As at 1		Appropriation	As at 31
	January	Owner-related changes	of comprehensive	December
EUR in millions	2009	in equity	income 2009	2009
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	6,254	-307	0	5,947
Promotional reserves from the ERP Special Fund	4,650	0	0	4,650
Reserve from the ERP Special Fund	848	0	45	893
Retained earnings	5,269	34	-578	4,725
Statutory reserve under section 10 (2) KfW Law	1,574	0	0	1,574
Special reserve under section 10 (3) KfW Law	1,893	34	0	1,928
Special reserve less the special loss account from provisioning pursuant to section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,780	0	-578	1,202
Fund for general banking risks	50	0	-4	46
Revaluation reserves	-551	0	261	-290
Balance sheet loss	-3,436	272	1,664	-1,499

EQUITY	11,733	0	1,388	13,121

Statement of Changes in Revaluation Reserves in Financial Year 2009

		Shares and		Effects	Investments
		other non-fixed		of	accounted for
	Bonds and other fixed-	income	Equity	deferred	using the equity
EUR in millions	income securities	securities	investments	taxes	method	Total
As at 1 January 2009	-557	2	0	4	0	-551
A. Changes recognized in the income statement
Decrease due to disposals	0	0	0	0	0	0
Increase due to disposals	10	0	0	-1	0	9
Decrease due to impairments	0	0	0	0	0	0
Amortization after reclassification	125	0	0	0	0	125

Total changes recognized in the income statement	136	0	0	-1	0	134
B. changes recognized directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	20	0	0	0	20
Changes in revaluation reserves due to fair value changes	129	0	0	-15	-7	107

Total changes recognized directly in equity	129	19	0	-15	-7	126
Effects of exchange rate changes	1	0	0	0	0	1

As at 31 December 2009	-291	21	0	-13	-7	-290

Consolidated Statement of Cash Flow
Consolidated Statement of Cash Flow

EUR in millions	2010	2009

Consolidated profit	2,631	1,127

Non-cash items included in consolidated profit/loss and reconciliation to cash flow from operating activities:
Depreciation, amortization, impairment and reversal of impairment losses (receivables, property, plant and equipment, securities and investments) and changes in risk provisions for lending business	-134	1,169
Changes in other provisions	174	305
Profit/loss from the disposal of securities and investments and property, plant and equipment	1	-3
Other adjustments	-2,532	-3,374

Subtotal	139	-775

Changes in assets and liabilities from operating activities after adjustment for non-cash items:
Loans and advances to banks	-21,862	-18,098
Loans and advances to customers	-10,211	3,654
Securities and investments (securities)	1,732	7,854
Other assets relating to operating activities	-10,646	1,775
Liabilities to banks	7,365	-3,693
Liabilities to customers	-1,724	-7,572
Certificated liabilities	36,556	18.870
Other liabilities relating to operating activities	-3,546	-4,152
Interest and dividends received	14,454	18,017
Interest paid	-11,702	-15,363
Income tax paid	-33	-10

Cash flow from operating activities	523	507
Cash proceeds from the disposal of:
Property, plant and equipment	10	24
Cash payments for investment in:
Securities and investments (equity investments)	-173	-197
Property, plant and equipment	-93	-96

Cash flow from investing activities	-256	-269
Cash proceeds from/(cash payments for) capital increases/(decreases)	0	0

Cash flow from financing activities	0	0

Cash and cash equivalents as at the end of the previous period	337	99
Cash flow from operating activities	523	507
Cash flow from investing activities	-256	-269
Cash flow from financing activities	0	0

Cash and cash equivalents as at the end of the period	604	337

     The IAS 7 item “Cash and cash equivalents” reported in the statement of cash flow is identical to the balance sheet item “Cash reserves” and thus comprises cash on hand and balances with central banks.
     The statement of cash flow shows the changes in cash and cash equivalents in the financial year through the cash flows from operating activities, investing activities and financing activities.

     “Other adjustments” largely comprises the adjustment for net interest income in the amount of EUR -2.752 million as well as for valuation results (EUR -120 million) and effects of exchange rate changes (EUR 265 million).
     Please refer to the discussion of liquidity risk in the group management report for information on KfW Bankengruppe’s liquidity risk management.

Notes to Financial Statements
Accounting Policies
(1)	Basis of presentation
KfW is the promotional bank of the Federal Republic of Germany and was founded in 1948 as a public law institution based in Frankfurt am Main.
The Executive Board of KfW is responsible for the presentation of the consolidated financial statements and the group management report and has authorized for issue the consolidated financial statements on 8 March 2011. After the consolidated financial statements and the group management report have been approved by the Audit Committee, they are submitted to the KfW Board of Supervisory Directors for final approval. No matters of particular importance have occurred since 31 December, 2010, the end of the financial year (as at 8 March 2011).
As at 31 December 2010, KfW Bankengruppe includes six subsidiaries and two special funds (Wertpapiersondervermögen) that are fully consolidated. Two jointly controlled entities and three associated companies are accounted for using the equity method.
The consolidated financial statements as at 31 December 2010 have been prepared, pursuant to section 315a (1) of the German Commercial Code (Handelsgesetzbuch, or HGB), in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the interpretations set out by the International Financial Reporting Interpretations Committee (IFRIC), as mandatory consolidated accounts in accordance with article 4 of Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of 19 July 2002, as well as further regulations on the adoption of certain international accounting standards. The standards and interpretations that apply are those that had been published and endorsed by the European Union by 31 December 2010.
The supplementary provisions of the German Commercial Code that also apply to IFRS consolidated financial statements have been taken into account. The group management report prepared in accordance with section 315 of the German Commercial Code includes the risk report with the risk-oriented information on financial instruments as set out in IFRS 7, material events after the balance sheet date according to IAS 10 as well as information on capital and capital management as set out in IAS 1.124.
The consolidated financial statements were prepared in accordance with accounting policies that are uniform within KfW Bankengruppe and are based on the going concern principle. The companies accounted for prepared their annual financial statements as at 31 December 2010, except where financial statements as at 30 September 2010 were used for companies accounted for using the equity method.
The accounting policies were used consistently in the consolidated financial statements.
The reporting currency and the functional currency of all consolidated entities is the euro. Unless otherwise specified, all amounts are stated in millions of euros (EUR in millions).
As a general rule, assets are carried at (amortised) cost, with the exception of the following financial instruments:
•	derivative financial instruments carried at fair value through profit or loss;

•	designated financial instruments carried at fair value through profit or loss; and

•	available-for-sale financial assets carried at fair value with changes in fair value recognised directly in equity.
The consolidated financial statements include values which are determined in an optimal manner in accordance with the applicable standard and on the basis of judgements and/or estimates and assumptions. The amounts actually realised in the future can deviate from these estimates. Estimates and assumptions are required, in particular, for calculating risk provisions, recognising and measuring provisions (primarily for pension liabilities and legal risks), performing the fair value accounting for financial instruments based on valuation models, assessing and measuring impairment of assets, and assessing the realizability of deferred tax assets. The estimates and assumptions underlying these estimates are reviewed on an ongoing basis and are based, among other things, on historical experience or expected future events that appear likely given the particular circumstances. Insofar as estimates and their underlying assumptions were required, the assumptions made are explained in the notes to the relevant items.
KfW does not expect any deviations from its assumptions or any uncertainties with respect to estimates that could result in a substantial adjustment to the related assets and liabilities within the next financial year. Given the strong dependency on the development of the economic situation and financial markets, however, deviations or uncertainties cannot be fully excluded. These risks are nevertheless low because valuation models for measuring the fair value of financial instruments — especially those involving the use of inputs not based on observable market data — are only employed for part of the portfolio.
(2)	Assessment of the impact of the first time application of new or amended IFRS/IFRIC standards and assessment of the impact of new or amended standards to be applied in the future
The new rules of the amended standards IFRS 1 “First-time Adoption of International Financial Reporting Standards” (November 2008, July 2009, January 2010), IFRS 2 “Share-Based Payment” (June 2009), IFRS 3 “Business Combinations” (January 2008), IAS 27 “Consolidated and Separate Financial Statements” (January 2008), IAS 39 “Financial Instruments: Recognition and Measurement” (July 2008) and the “Improvement to IFRSs 2007 — 2009” (April 2009), to be applied for the first time in financial year 2010, resulted in no material impacts on the bank’s net assets, financial position and results of operations.
The new rules of the amended standard IAS 24 “Related Party Disclosures” (November 2009), the application of which is mandatory with effect from financial year 2011, were applied early on a voluntary basis. This has not had any material impact on the group’s net assets, financial position and results of operations.
The amendments to IAS 32 “Financial Instruments: Presentation” (October 2009), which the European Union has already adopted and the application of which is mandatory with effect from 2011, were not applied early. These amendments are not expected to have any material impacts on the group’s net assets, financial position and results of operations nor are they of relevance to the group.
The amendments to IFRIC 14 “Prepayments of a Minimum Funding Requirement” and IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”, which have already been adopted by the European Union and the application of which is mandatory with effect from 2011, are of no relevance to the group.
(3)	Consolidated group
All significant subsidiaries, jointly controlled entities and associated companies have been included in the consolidated financial statements.
Affiliated entities are consolidated in accordance with IAS 27 if KfW can exercise control over the relevant company, directly or indirectly. Affiliated entities are consolidated for the first time as soon as they can be controlled and are deconsolidated when control can no longer be exercised.
Associated companies and jointly controlled entities are included in accordance with IAS 28/IAS 31 insofar as significant influence or joint control exists.
Special purpose entities (SPEs) are companies formed to accomplish a narrow, well-defined objective. In accordance with IAS 27/SIC-12, a special purpose entity is consolidated when the substance of the relationship between the reporting enterprise and the SPE indicates that the SPE is controlled by that enterprise on the following basis:
a.	the SPE conducts its activities to meet the enterprise’s needs and the enterprise derives benefit from this; or

b.	the enterprise has the decision-making powers to obtain the majority of the benefits of the SPE’s activities; or

c.	the enterprise has rights to obtain the majority of the benefits of the SPE’s activities; or

d.	the enterprise holds the majority of the risks and rewards.
The structure of the consolidated group is set out in Note 81 “Disclosures on shareholdings”.

(4)	Basis of consolidation
Consolidation involves revaluing the total assets and liabilities of the subsidiaries at the acquisition date, irrespective of the percentage of equity instruments acquired, and incorporating them into the consolidated statement of financial position. Revealed hidden reserves and hidden burdens are treated in accordance with the applicable standards. If the revaluation procedure results in an excess of acquisition cost, this amount is capitalised as goodwill. At present, no goodwill is recognised.
Any intragroup assets and liabilities as well as expenses and revenues from transactions between companies included in the consolidated financial statements are eliminated in the process of the intragroup consolidation of debt, expenses and earnings. Intragroup profits between consolidated companies are also eliminated.
Associated and jointly controlled entities are accounted for using the equity method. These are presented separately in the consolidated statement of financial position. Changes in value are shown depending on their underlying cause as a separate item in the income statement or in the revaluation reserves.
KfW holds no minority interests.
(5)	Financial instruments: recognition and measurement
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The following explanations provide an overview of how the requirements of IAS 39 are implemented.
Initial recognition is as at the settlement date for non-derivative financial instruments and as at the trade date for derivatives.
Upon initial recognition, financial instruments must be assigned to one of the following categories. The subsequent valuation depends on this categorisation:
a.	Loans and receivables,

b.	Held-to-maturity investments,

c.	Financial assets and liabilities at fair value through profit or loss,
a.	Financial assets and liabilities designated at fair value through profit or loss, fair value option,

b.	Financial assets and liabilities held for trading,
d.	Available-for-sale financial assets, or

e.	Other liabilities.
“Loans and receivables” include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this primarily relates to the lending business reported under Loans and advances to banks and Loans and advances to customers. In its lending business KfW Bankengruppe uses the Basel definition for its selection of default criteria and applies a uniform definition of default group-wide. Default criteria are, in particular, payments overdue for more than 90 days (taking a marginality limit into account) and anticipated non-fulfilment of payment obligations in the face of indicators such as filing for bankruptcy, material adverse change, distressed loan indication, cases of conversion and transfer, debt to equity swaps, deferment/restructuring and disposal of loans or advances at significant loss.
“Held-to-maturity investments” are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. This valuation category is used for acquisitions in the group’s securities portfolio on a case-by-case basis. These are carried under Securities and investments and any impairments and reversals of impairment losses are to be recognised in Net gains/losses from securities and investments. Premiums and discounts amortised according to the effective interest method are accounted for through profit or loss under Interest income.
For financial assets and liabilities, the fair value option can be used irrevocably if:
•	the categorisation can resolve or substantially reduce an accounting mismatch resulting from the valuation of financial assets or financial liabilities or the recognition of a loss or a gain as a result of differing accounting policies; or

•	a group of financial assets and/or financial liabilities is managed in accordance with the documented risk management or investment strategy and its performance is assessed on the basis of the fair value and the information is passed on to key personnel; or
•	a contract contains one or several embedded derivatives which significantly modify the cash flows required by the contract or an analysis is required to determine that the embedded derivative(s) may not be separated.
“Designated financial assets and liabilities” are measured at fair value through profit or loss. KfW Bankengruppe uses the fair value option for hedging relationships, structured products, securitisation transactions, equity finance business, and for financial instruments of special funds. These financial instruments are reported under Securities and investments, Liabilities to banks and customers and Certificated liabilities. Changes to the fair value are stated under Net gains/losses from other financial instruments at fair value through profit or loss, while interest income/expense is reported under Net interest income.
Financial instruments in the “financial assets and liabilities held for trading” category are measured at fair value through profit or loss. This category includes both derivative and non-derivative financial instruments purchased with the intention of generating a short-term profit. KfW Bankengruppe does not enter into any transactions with the intention of generating a short-term profit. Derivative transactions concluded exclusively for hedging purposes are allocated to this category if hedge accounting according to IAS 39 is not or cannot be applied. They are reported under Other derivatives. Changes to the fair value are reported under Net gains/losses from other financial instruments at fair value through profit or loss. Derivatives used for hedge accounting are carried under the item of the same name. Changes to the fair value are reported under Net gains/losses from hedge accounting. Interest income/expense from derivatives is reported under Net interest income.
All other financial assets fall under the “available-for-sale financial assets” category. The difference between the fair value and the (amortised) cost is recognised directly in a separate equity item until the asset is sold or an impairment loss has to be recognised in profit or loss. This is the case for debt instruments if there is objective evidence (“trigger”) of impairment with an impact on the expected future cash flows. Specific trigger events are defined depending on the type of financial instrument. Events such as payments overdue for 30 days or more, a deterioration in the internal rating to the non-performing loans category, and a decline in the market price can be considered objective evidence of a possible impairment. Furthermore, an impairment must be recognised in profit or loss in the case of a significant or prolonged decline below the acquisition cost of equity instruments. The impairment of a debt instrument assigned to this category is reversed through profit or loss if there is no longer any objective evidence for an impairment. Impairments of equity instruments assigned to this category may only be reversed directly in equity. Equity instruments that cannot be reliably measured at fair value are accounted for at cost. Impairments are recognised in profit or loss, while reversals of impairment losses are not considered. Within KfW Bankengruppe, available-for-sale financial assets are reported under Securities and investments. Gains and losses from disposals, impairments to be recognised in profit or loss and the reversal of impairments from debt instruments are reported under Net gains/losses from securities and investments. Premiums and discounts are amortised through profit or loss using the effective interest method and recognised under Interest income.
All non-derivative financial liabilities for which the fair value option is not applied are recorded as “other liabilities”. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this category covers borrowings that are reported under Liabilities to banks and customers, Certificated liabilities and Subordinated liabilities.
Financial assets are derecognised as at the settlement date, with the exception of derivatives. Derecognition is performed when the contractual rights relating to the asset have expired, the power of disposal/control has been transferred, or a substantial portion of the risks and rewards has been transferred to a third party unrelated to KfW Bankengruppe.
Financial liabilities are derecognised if the obligations set out in the agreement have been discharged or cancelled or have expired.
For operations assigned to KfW by the Federal Government in accordance with section 2 (4) of the KfW Law, and for which KfW may or may not assume the risk, the group’s general recognition procedures for the relevant financial instruments will be applied. Measurement is based on the relevant individual contractual regulations concerning risk allocation.
The amendment to IAS 39 dated 13 October 2008 expanded the possibilities to reclassify financial assets. Accordingly, until 31 October 2008, it was possible to reclassify assets carried as “available-for-sale financial assets” as “loans and receivables” with retroactive effect as at 1 July 2008 and afterwards prospectively as at the date of the resolution if there was the intention and ability to hold the respective financial instruments for the foreseeable future or until maturity and if the general categorisation criteria for “loans and receivables” were fulfilled at the date of reclassification.
On 31 October 2008, KfW Bankengruppe decided to use this approach with retroactive effect as of 1 July 2008 for its asset-backed securities for which, as part of the general crisis of confidence in the financial markets, there was no longer an active market when the decision was passed (i.e., no current, regularly occurring market transactions on an arm’s length basis could be observed) and which were to be held through to maturity.
In addition, some of the securities that serve to maintain group liquidity — through their use in repo transactions or open market transactions of the European Central Bank — were reclassified with prospective effect taking advantage of the resolution dated 17 February 2009. An active market for these securities that were to be held for the foreseeable future no longer existed at the date of the resolution, as a result of the general crisis of confidence in the financial markets.
The fair value on the date of reclassification is the new acquisition cost of the reclassified financial assets. Amortisation is accounted for through profit or loss under Interest income according to the effective interest method. The difference between the fair value and (amortised) cost which had been recognised directly in equity until the reclassification continues to be carried under equity as a separate item. Amortisation using the effective interest method is accounted for through profit or loss under Interest income.
Classification for the Notes was performed in agreement with the group’s business model focussed primarily on the lending business — valued at (amortised) cost — on the basis of products or the balance sheet items which encompass them.
(6)	Financial instruments: valuation techniques
At KfW Bankengruppe, initial recognition of financial instruments is at fair value.
Subsequent valuation at amortised cost is based, within the group, on the fair value upon initial recognition, taking into account any principal repayments and any impairments. The amortisation of premiums and discounts, transaction costs and fees is performed in accordance with the effective interest method on the basis of the contractual cash flows. In its promotional business, only discounts are amortised; this is carried out until the end of the first fixed interest rate period (generally five or ten years).
At KfW Bankengruppe, subsequent valuation at fair value is based on the following hierarchy:
1. Active market
The best objective evidence of fair value is provided by published price quotations in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those prices represent current — i.e., traded on the date of conclusion or shortly before — and regularly occurring market transactions on an arm’s-length basis. In addition to traded nominal volumes, the contract sizes and the number of contracts, this assessment takes into account the bid-ask spreads observed, which in the event of a significant expansion may point towards an inactive market.
2. No active market — valuation techniques
If the financial instrument is not quoted in an active market, valuation techniques are used. The valuation techniques used include, in particular, the discounted cash flow (DCF) method and option pricing models, as well as a comparison with the fair value of a financial instrument with almost identical characteristics (e.g., multiplier-based models). The valuation techniques take account of all of the parameters that the market participants would include in the pricing process (e.g., market rates, risk-free interest rates, credit spreads or swap curves). As these data can generally be observed on the market and are also usually the only relevant parameters in measuring financial instruments to be valued using valuation techniques, the disclosures on valuation methods used for financial instruments carried at fair value normally state “Valuation method based on observable market data (model)”. If, however, relevant data are used in valuation that are not observable on the market, the instrument is allocated to the “Valuation method based in part on unobservable market data” category.

If differences between the transaction price and model value arise from the use of a valuation technique that makes significant use of unobservable inputs, the differential amounts are amortised through profit or loss over the life of the financial instruments. This only applied to a small part of the derivative portfolio.
3. No active market — equity instruments
If, in exceptional cases, it is not possible to determine the fair value of equity instruments that are not quoted in an active market using reliably valuation models, they are measured at cost. The fair value cannot be calculated reliably if the range of reasonable fair value estimates for this instrument is significant and the probabilities of the various estimates cannot be reasonably assessed.
For its securities, the group examines whether a financial instrument is quoted on an active market on the basis of homogeneous portfolios. In examining the criteria of an active market, particular account also need be taken of whether the market transactions and pricing are characterised by very high illiquidity discounts, as the criteria for regularly occurring market transactions on an arm’s-length basis can thus no longer be regarded as fulfilled.
As a result, in these cases, according to the valuation hierarchy of IAS 39, valuation methods to determine the fair value are used, which take into account the parameters which can be observed on the market. The valuation methods used thus include, in particular, changes in creditworthiness and risk-free interest rates; however, they also take into account the general and the financial instrument-specific tightening of the market due to lower liquidity.
This was not the case for the group’s securities as at 31 December 2010, so that the prices of liquid markets could continue to be used to determine fair value.
Fair values are determined on the basis of the valuation category for recognition on the balance sheet and for information on financial instruments in the Notes. Fair values from active markets are applied, in particular, for bonds and other fixed-income securities — unless there are inactive markets and thus valuation techniques are used — as well as shares and other non-fixed income securities. However, valuation techniques for non-derivative financial instruments are also applied to the products reported under Loans and advances to banks and customers, Liabilities to banks and customers, and Certificated liabilities. Furthermore, in the case of OTC derivatives, valuation techniques are used that pay special attention to the counterparty-specific default risks, taking into account available collateral. Equity investments and shares which cannot be reliably measured at fair value are measured at cost.
The fair value for loans to banks and customers is calculated using the discounted cash flow (DCF) method based on the discounting of the risk-adjusted cash flows with the swap curve. The expected loss calculated for the respective reporting date is used to correct the contractual cash flows. The fair value at initial recognition is equivalent to the cost upon acquisition. The customer fee includes operating expenses, the margin, the equity and debt risk premium, and any subsidies. The customer fee remains unchanged for subsequent valuation (constant spread).
The fair value of financial instruments due on demand, such as cash reserves or receivables and liabilities due on demand, is the carrying amount.
In cases in which no prices from liquid markets are available, recognised valuation models and methods are applied. The DCF method is used for securities, swaps, and currency and money market transactions with no embedded options and no complex coupons. Independent options, as well as derivatives with embedded options, triggers, guaranteed interest rates and/or complex coupon agreements, are measured using recognised models (e.g., Hull & White) unless they are listed on a stock exchange. The same applies for credit default swaps.
The aforementioned models are calibrated, if possible, on the basis of observable market data for instruments that are similar in terms of the type of transaction, maturity, and credit quality.
(7)	Hedging relationships
Derivatives are used within KfW Bankengruppe for the hedging of interest rate and currency risks. The risk mitigating effect of economic hedging relationships can be reflected in the financial statements through hedge accounting and by using the fair value option. Economic hedging relationships also impact the accounts in the form of embedded derivatives requiring separation which are accounted for through profit or loss. However, as not all derivatives are subject to hedge accounting or the fair value option, some derivatives used in hedging relationships are reflected in the accounts in a way that changes in fair value are recognized in the income statement whereas the risk-mitigating impact is not reflected in the accounts because the hedged risk associated with the underlying transactions is not yet recognised in profit or loss under IFRS.
Hedge accounting (i.e., the accounting for hedging instruments (derivatives) and hedged transactions in accordance with special rules) is subject to strict requirements.
Within KfW Bankengruppe, hedge accounting is used solely in the form of fair value hedges to recognise hedging relationships between derivatives and the respective assets/liabilities. The hedging relationship is reported at the individual transaction level in the form of micro fair value hedge accounting, and at portfolio level in the form of macro fair value hedge accounting. The effectiveness of the hedging relationships is verified using the dollar offset method and a regression analysis.
In micro fair value hedge accounting, interest rate and currency risks from bonds allocated to securities and investments (“loans and receivables” and “available-for-sale financial assets” categories) and borrowings (“other liabilities” category) are hedged. The changes in fair values of hedged items attributable to the hedged risks are reported as an adjustment of the carrying amount of the hedged items with the corresponding gain or loss reported under Net gains/losses from hedge accounting. The hedging instruments are recognised at fair value under Derivatives used for hedge accounting. Changes in the value of these instruments are also reported under Net gains/losses from hedge accounting, leading to a substantial compensation of the earnings effects resulting from the valuation of the hedged items. The changes in fair value of hedged items attributable to the hedged risks where the hedging relationships does no longer fulfil the strict hedge accounting requirements, are amortised over the residual term of the original hedging relationship under Net gains/losses from hedge accounting.
In macro fair value hedge accounting, interest rate risks from loan receivables (“loans and receivables” category) and borrowings (“other liabilities” category) are hedged. The changes in fair values of hedged items attributable to the hedged risks in the hedged portfolios in the “loans and receivables” category are reported under Value adjustments from macro fair value hedge accounting on the assets side. The changes in fair values of hedged items attributable to the hedged risks in the hedged portfolios in the “other liabilities” category are reported under Value adjustments from macro fair value hedge accounting on the liabilities side. Changes in the fair values of hedged items attributable to the hedged risks from the hedged portfolios are reported under Net gains/losses from hedge accounting. The hedging instruments are reported at fair value under Derivatives used for hedge accounting. Changes in the value of these instruments are also reported under Net gains/losses from hedge accounting, with the consequence that they almost fully offset the earnings effects from the valuation of the hedged portfolios. The portfolio of underlying transactions is determined each month in the context of a dynamic hedge designation and reversal process. The resultant value adjustment items are amortised over the residual term of the maturity period in Net gains/losses from hedge accounting. Disposals from the hedged portfolios result in a partial reversal of the related value adjustments in Net gains/losses from hedge accounting.
If the strict hedge accounting requirements for the designation of hedging relationships between derivatives and financial assets/liabilities are not fulfilled within KfW Bankengruppe, the fair value option is used for the non-derivative financial instruments in certain circumstances, in particular for structured products. Based on the product, in the case of some structured financial liabilities the embedded derivatives requiring separation are accounted for independently instead of using the fair value option.
Further derivative financial instruments are also used to hedge risks, but their resultant hedge effect is not reflected in the accounts.
The fair values of all derivatives not subject to hedge accounting are reported under Other derivatives. Changes in the fair values are recognised in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss.
(8)	Treatment of embedded derivatives
Derivative financial instruments can be part of a hybrid (combined) financial instrument as embedded derivatives. Under certain conditions, they are reported separately from the host contract, similar to stand-alone derivatives. They must be reported separately if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. The host contract will be accounted for depending on its categorisation.
KfW Bankengruppe enters into contracts with embedded derivatives requiring separation particularly with respect to borrowings. As it makes use of the fair value option, KfW reports these hybrid (combined) financial instruments at fair value. In the case of certain products where the fair value option is not used, the embedded derivatives requiring separation are spun-off and accounted for separately. Changes in fair value are recorded in Net gains/losses from other financial instruments at fair value through profit or loss under the item Derivatives not qualifying for hedge accounting, where they have a compensatory effect on the valuation of the hedging derivatives.
Supplementary agreements made in KfW Bankengruppe’s equity finance business are treated as separate embedded derivatives which are measured at fair value through profit or loss and reported under Other derivatives. The loan receivables are reported under Loans and advances to customers. Changes in fair value are recorded in Net gains/losses from other financial instruments at fair value through profit or loss under the item Derivatives not qualifying for hedge accounting.
Unscheduled termination rights that are granted regularly in promotional loan transactions are not recorded as embedded derivatives requiring separation since the economic characteristics and risks associated with the termination rights are closely related to the economic characteristics and risks of the loans and a premature repayment is made at approximately amortised cost.
(9)	Credit derivatives
KfW Bankengruppe enters into credit derivatives as protection seller and protection buyer.
As part of active portfolio management, single name credit default swaps (CDSs) are used to hedge the risks of individual counterparties. These are recognised at fair value under Other derivatives. The changes in value are reported in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss. The current risk premiums are reported under Commission expense.
As part of risk diversification, single name CDSs are also used to acquire the risks of individual counterparties. These are recognised at fair value under Other derivatives. The changes in value are reported in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss. The current risk premiums are reported under Commission income.
As part of its promotional loan business, KfW Bankengruppe gives commercial banks the opportunity to place their credit risks in the capital markets through synthetic securitisation under the two standardised platforms PROMISE (programme for the securitisation of SME loans) and PROVIDE (programme for the securitisation of housing loans). In a first step, KfW Bankengruppe assumes the default risks of the reference portfolio via portfolio CDSs, while the risks are simultaneously passed on to third parties via portfolio CDSs/credit-linked notes. These transactions are reported using the fair value option. The fair values are reported as receivables or liabilities. Changes to the fair values are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. The current risk premiums are reported under Net commission income.
In the case of transactions for which, in line with individual contractual terms, the fair value option is not used, portfolio CDSs are recognised in the statement of financial position as financial guarantees issued or received in accordance with the generally applicable procedure for these financial instruments. Credit-linked notes with embedded financial guarantees not requiring separation are classified as “other liabilities” and recognised in accordance with the principles for reporting borrowings.
(10)	Risk protection, capital measures and sale of IKB
In 2007 and 2008, IKB, until its sale in financial year 2008 an affiliated entity of KfW, was supported by the German banking sector and the Federal Republic of Germany with (a) measures protecting IKB against risks related to the U.S. subprime mortgage crisis, (b) various capital measures and (c) additional agreements made as part of its sale.
As part of the risk protection measures agreed in 2007, KfW assumed all of IKB’s rights and obligations under IKB’s liquidity lines to refinance the special purpose entities of the “Rhineland Funding Capital

Corporation” conduit, New York, USA. The other financial instruments used for risk protection were settled during financial year 2008.
The Rhineland Funding Capital Corporation” conduit, New York, USA, was not consolidated by KfW Bankengruppe during 2010. The provision of the liquidity lines did not trigger an obligation for KfW to consolidate the special purpose entities because KfW did not “control” the SPEs within the meaning of SIC-12. KfW did not obtain any power of disposal over the SPEs or over their assets by providing the liquidity lines. KfW served solely as provider of debt capital for the conduit and did not possess any decision-making powers over the assets of the SPEs or over the SPEs themselves. The fully drawn liquidity lines are reported under Loans and advances to customers.
The valuation of receivables resulting from the assumption of the liquidity lines was based on an analysis of the underlying assets. The valuation techniques took into account the hierarchy set out in IAS 39.48A. To the extent available, market values were used for the instruments covered by the risk protection. In all other cases valuation was carried out on the basis of models that took into consideration directly or indirectly observed market prices for similar or substantially identical financial instruments. Valuation was carried out using models only insofar as no prices or market parameters were available for the instruments covered by the risk protection or for similar or substantially identical financial instruments. In such cases, the capital losses resulting from the protected financial instruments were calculated using a cash flow-based loss estimate. The financial instruments were differentiated by asset category, rating and, in some cases, year of issue. The values were verified through comparison with quotations by arrangers and/or independent estimates by specialists.
Using this methodology as a basis, KfW recorded individual impairments for the receivables resulting from the assumption of the liquidity lines or adjusted the allowance account in subsequent valuations recognising the change in profit or loss. If the receivables are deemed partially or fully uncollectible they are written-down or written-off against the allowance account. Recoveries on loans already written off are recognised as income from risk provisions.
In addition to various capital measures carried out for the benefit of IKB in 2008, KfW granted IKB liquidity facilities on market terms, which were terminated early by IKB in 2010.
The portfolio of financial instruments carrying risks acquired by KfW through the sale of IKB was reduced as far as possible in 2010. The agreement in this context on involvement by KfW in refinancing a portfolio of further IKB structured securities expired in 2010.
In addition, KfW agreed to indemnify IKB for certain legal risks in a certain amount as part of the sale of IKB. As at the end of 2010, several proceedings against IKB which are relevant in this context were pending. There were no major claims made against KfW in 2010 under the indemnification agreement as a result of legal actions.
(11)	Foreign currency translation
The functional currency of KfW and its consolidated subsidiaries and special funds is the euro.
Monetary assets and liabilities denominated in foreign currency are converted at the spot rate. Translation is made as at the balance sheet date using the European Central Bank reference rates. Income and expenses are translated at the average monthly rate.
The results from foreign currency translation are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss.
(12)	Loans and advances to banks and customers
KfW Bankengruppe’s lending business carried at amortised cost is reported under Loans and advances to banks and customers. This item consists primarily of the promotional loan business, in which loans are typically granted to the final borrowers through accredited commercial banks. These assets are reported under Loans and advances to banks insofar as the commercial banks underwrite part of the liability. Promotional on-lending without underwriting of liability by commercial banks is reported under Loans and advances to customers.

Current interest and similar income are recorded under Interest income. Premiums, discounts, processing fees and charges are amortised in Interest income using the effective interest method. Processing fees that do not need to be amortised using the effective interest method are recognised under Commission income.
Loans and advances to banks and customers also include loans with a subsidy element (interest rate reductions) granted by KfW as part of the economic promotion by ERP. The promotional subsidies granted annually to KfW through the ERP Special Fund based on the ERP-Wirtschaftsplangesetz for the purpose of executing ERP funding are reported as deferred income under Other liabilities; their deferral is not recognized in profit or loss under Interest income until the underlying promotional expenses are incurred during the loan maturity.
(13)	Risk provisions for lending business
The overall risk provisions for lending business include the provisions for losses on loans and advances and receivables from money market investments, including reverse repos, as a separate asset item, as well as the provisions for contingent liabilities and irrevocable loan commitments reported under Provisions.
The risks resulting from on balance sheet lending business are accounted for by individual and portfolio impairments recognised in profit or loss.
Individual impairments are recorded for counterparty risks identified in an impairment test of individual loans. The amount of the impairment loss corresponds to the difference between the carrying amount of the loan and the discounted expected future cash flows from interest and redemption payments and from collateral-based cash flows. The recognition of interest income in accordance with the original contractual terms is terminated as at the date on which the first individual impairment is set up. In the subsequent valuation, the effect of compounding the present value of anticipated cash flows using the original effective interest rate is determined and carried as interest income (unwinding). The risk provisions are reduced by this amount. Any reversals of individual impairment losses are accounted for through profit or loss.
Smaller and standardised loans are grouped into homogenous subportfolios for portfolio impairment on the basis of the default risks identified. Any reversals of portfolio impairment losses are accounted for through profit or loss.
For performing loans not subject to individual impairment, the risk of impairment losses that have already occurred but have not yet been individually identified is addressed by portfolio impairment. Economic risk and transfer risk are taken into account for the calculation. The key parameters are the outstanding loan volume (based on the carrying amount) as at 31 December 2010, the expected loss given default and one-year probabilities of default (given a loss identification period (LIP) factor of 1). The probabilities of default are provided by credit risk control, as is the loss given default, whereby the latter is adjusted for imputed cost. The underlying assumptions of expected losses are backtested on a regular basis against the actual loss experience.
In addition, portfolio impairments are recorded for impairment losses from the loan portfolio that have already occurred but have not yet been individually identified, and which occur particularly in periods of strong economic downturn. Identification is based on empirical values from comparable past economic scenarios, for example, at sector or regional level.
Any reversal of impairment losses that have not yet been individually identified (e.g., due to economic recovery after a downturn) are accounted for through profit or loss.
For contingent liabilities and irrevocable loan commitments, the individual risks detected are addressed in the form of provisions, with a corresponding effect on the income statement. For irrevocable loan commitments, impairments not yet identified individually are addressed by forming provisions, which are determined based on portfolio models.
If the loans are deemed partially or fully uncollectible they are written-down or written-off against the allowance account. Uncollectible loans, for which no individual impairments have been recorded, are written off directly. Recoveries on loans already written off are recognised as income from risk provisions.

(14)	Securities and investments
Securities and investments are principally comprised of securities portfolios. These mainly serve to support KfW’s liquidity status or are used to optimise and stabilise the ability of the group to fulfil its promotional mandate in the long term.
The Securities and investments item on the statement of financial position comprises bonds and other fixed-income securities, shares and other non-fixed income securities, equity investments, and shares in affiliated entities not included in the consolidated financial statements which are held by KfW, its subsidiaries and consolidated special funds.
To ensure uniform accounting treatment for equity investments with and without significant influence, individual group business divisions that provide equity financing as part of their promotional mandate are categorised as venture capital organisations for accounting purposes provided they meet the respective requirements. These equity investments, like all other equity investments, are reported under Securities and investments.
Securities and investments are initially recognised at fair value and subsequently measured depending on their classification either as “financial assets at fair value through profit or loss” or “available-for-sale financial assets”. Financial instruments with fixed or determinable payments that are not quoted in an active market are categorised as “loans and receivables”. Classification as “held-to-maturity investments” occurs on a case-by-case basis, provided that the relevant criteria were fulfilled at the time of acquisition.
When non-listed equity investments are measured at fair value, appropriate allowances are made for illiquidity. For example, when discounted cash flow (DCF) models are used, a discount rate adjusted for a fungibility factor is applied. In cases where the fair value of non-listed equity investments cannot be reliably measured, such assets are carried at cost allowing for impairment losses.
Any changes in the value of “financial assets at fair value through profit or loss” are reported under Net gains/losses from other financial instruments at fair value through profit or loss. Realised gains and losses and impairments relating to the “available-for-sale financial assets”, “loans and receivables” and “held-to-maturity investments” categories are recognised under Net gains/losses from securities and investments; amounts reported for “loans and receivables” and “held-to-maturity investments” include allowances for impairment losses that have already occurred but have not yet been individually identified, based on the expected loss for one year. Unrealised gains from “available-for-sale financial assets” are recognised directly in equity as revaluation reserves. Current interest payments and dividends are reported under Interest income.
(15)	Repurchase agreements
KfW Bankengruppe enters into repurchase agreements as standardised repos or reverse repos. These are combinations of simultaneous spot and forward transactions on securities with the same counterparty. The terms and modalities of collateralisation and for the use of collateral follow common market practice. Credit claims are also an eligible type of collateral for open-market transactions.
The securities sold under repo transactions (spot sale) continue to be recognised and measured as securities. The repayment obligation is carried as a liability to banks or customers in the amount of the cash inflow. Interest is recorded under Interest expense in accordance with the respective conditions of the repurchase agreements.
A repayment claim is recognised and measured as a loan or advance to banks or customers in the amount of the cash outflow generated by reverse repos. The securities received (spot purchase) are not recognised or measured. Interest is recorded in Interest income in accordance with the respective conditions of the reverse repurchase agreements.
(16)	Property, plant and equipment
The land and buildings and the plant and equipment reported by KfW Bankengruppe are carried at cost less depreciation on a straight-line basis and impairment, both recognised under Administrative expense. An impairment is recognised if the carrying amount of the asset exceeds the recoverable amount, which is the higher of the fair value less the disposal cost or the value in use. The useful life is determined based on expected wear and tear. KfW Bankengruppe assumes an estimated useful life of 40 to 50 years for premises, four years for workstation computer equipment and five years for other property, plant and equipment. Gains and losses from the sale of property, plant and equipment are reported under Net other operating income.
KfW Bankengruppe’s land and buildings are almost entirely owner-occupied. There is only a small volume of rental activity to third parties.
Payments in advance and assets under construction are reported under Other property, plant and equipment and are not subject to depreciation.
(17)	Intangible assets
Under intangible assets, KfW Bankengruppe reports purchased and internally generated software at cost, less scheduled straight-line amortisation and impairments, both recognised under Administrative expense. The useful life is determined based on expected wear and tear. KfW Bankengruppe assumes a useful life of five years.
Assets are impaired when the carrying amount of an asset exceeds the recoverable amount. An impairment is recorded when no future economic benefits can be identified.
In-house software under development is reported under Other intangible assets and is not subject to amortisation.
(18)	Taxes on income
KfW is a non-taxable entity. Taxes on income for non-exempt subsidiaries and their taxed permanent establishments are determined using tax laws in the country of residence. Current taxes on income as well as expenses and income from the change in deferred taxes are recognised in profit or loss as Taxes on income or directly in equity under Revaluation reserves depending on the underlying transaction. Current and deferred tax assets and liabilities are reported as separate items. Deferred income tax assets and liabilities are offset insofar as the requirements are met.
Current taxes on income are calculated using currently applicable tax rates.
Deferred tax assets and liabilities arise as a result of differences between carrying values according to IFRS of an asset or a liability and the respective tax bases if these are likely to result in taxable or tax deductible amounts in the future (temporary differences). Deferred tax assets relating to loss carryforwards not yet used are recognised only if there is a sufficient degree of certainty that the respective taxable entity will earn sufficient taxable income in subsequent periods to use the loss carryforward.
(19)	Liabilities to banks and customers and certificated liabilities
Liabilities to banks and customers primarily includes non-current borrowings carried at amortised cost and KfW Bankengruppe’s money market transactions. Certificated liabilities contains bonds, notes and money market instruments issued. Own issues repurchased for market-making purposes are deducted from the liabilities as at the repurchase date.
The fair value option is used for structured liabilities. There are no changes in the fair value due to changes in credit risk as KfW is classified in the highest rating classes with stable outlook by the leading international rating agencies. The valuation effects from market-related changes in purchase prices (including liquidity spreads) generated by the development of demand for the different KfW refinancing instruments are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. In the case of certain products, the embedded derivatives requiring separation are accounted for separately. Presentation of the different types of borrowed funds is not based on their categorisation or their designation as hedged items. Valuation of the items is based on their respective categorisation.
Current interest is recorded in Interest expense; premiums and discounts are amortised using the effective interest method over the expected life in Interest expense. Changes in the value of liabilities designated at fair value are recorded in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss. Results from the repurchase of own issues categorised as “other liabilities” are recognised as at the repurchase date under Net other operating income.

(20)	Provisions
Provisions include provisions for pensions and similar commitments, credit risks as well as other obligations of uncertain amount and timing involving a probable outflow of funds.
The employees of KfW Bankengruppe participate in a company pension plan that pays retirement, long-term disability and survivor benefits. KfW Bankengruppe’s pension plans are exclusively defined-benefit plans. The benefits depend on the length of service and salary. Apart from employer-financed pension plans, there are also plans in place involving contributions by employees.
The pension commitments are calculated by an independent qualified expert in accordance with the projected unit credit method on the basis of group-wide uniform parameters such as age, length of service and salary. The commitments are recognised at present value of the defined-benefit obligations as at the reporting date, taking into consideration actuarial gains and losses to be amortised. The discount factor is based on current market conditions for corporate bonds with a maturity matching that of the obligations. Additional demographic factors (including the Heubeck actuarial tables for 2005 G) and actuarial assumptions (e.g., rate of salary increases, rate of pension increases and rate of staff turnover) are accounted for. No plan assets were defined for the pension obligations of KfW Bankengruppe, so the related special regulations do not apply.
KfW Bankengruppe recognises net cumulative actuarial gains and losses that exceed 10% of the present value of the defined-benefit obligations (corridor approach). Amounts in excess of the 10% mark are amortised in profit or loss on a straight-line basis over the expected average remaining working life under Administrative expense and recognised under Provisions for pensions and similar commitments.
All pension obligations are financed from the recognised pension provisions. There are no fund-financed pension obligations. Allocations to pension provisions distinguish between current service cost, interest expense and other allocations (including past service cost). The interest expense for pension obligations is reported under Other interest expense and other allocations are included in the item Administrative expense.
Pension-like obligations include commitments for deferred compensation, early retirement and partial retirement. Actuarial reports are prepared and a provision is set up accordingly for these types of commitments as well. There are no actuarial gains and losses, so that the recognised provision matches the present value of the obligations.
Other provisions are set up, including those for obligations to employees and for audit and consultancy services at the estimated expenditure. Long-term provisions are discounted where the interest effect is material. Added to this are obligations arising from the assumption of the tasks of the State Insurance Company of the German Democratic Republic in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung — SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben - BvS) reported under Other assets.
(21)	Subordinated liabilities
Subordinated liabilities relate exclusively to the ERP Special Fund.
Subordinated liabilities are classified as “other liabilities” and carried at amortised cost.
Deferred interest as well as value adjustments from micro fair value hedge accounting are recognised under Other liabilities.
Current interest expenses are recorded under Interest expense.
(22)	Equity
The equity structure is determined by the KfW Law and IFRS.
Pursuant to section 10 (2) and (3) of the KfW Law, KfW’s net income for the period determined in accordance with the German Commercial Code is transferred to reserves and is included in equity under IFRS. In accordance with IFRS, KfW Bankengruppe must report the contractually agreed “strengthening” of the reserve from the ERP Special Fund under equity as appropriation of consolidated profit/loss.

KfW Bankengruppe maintains a fund for general banking risks. Additions to or reductions of the fund are shown under IFRS as appropriation of consolidated profit/loss.
Under IFRS any remaining consolidated net income is allocated to Other retained earnings in the same period.
The revaluation reserves include the valuation results from the “available-for-sale financial assets” category and also deferred taxes recognised directly in equity, depending on the underlying transaction.
(23)	Contingent liabilities and irrevocable loan commitments
KfW Bankengruppe’s contingent liabilities result mainly from guarantees (financial guarantee contracts). All contingent liabilities are listed in the Notes at their nominal amounts less provisions.
Irrevocable loan commitments are firm commitments by KfW Bankengruppe to grant a loan under contractually agreed terms. These are listed in the Notes at their nominal amounts less provisions.
(24)	Trust activities
Assets and liabilities held by KfW Bankengruppe in its own name but for third-party accounts are not recognised. This applies in particular to loans granted under German Financial Cooperation to support developing countries; the federal budget both grants the funds and underwrites these loans. The remuneration associated with these transactions is recognised under Commission income.
(25)	Leasing transactions
Leases are classified as operating leases or as finance leases depending on the risks and rewards relating to ownership of an asset. This classification determines their accounting treatment.
KfW Bankengruppe enters into both types of leases as a lessee. Real estate leases are classified as operating leases; the corresponding rental payments are included under Administrative expense.
Finance leases are entered into only to a limited extent. The leased assets are capitalised and depreciated over the useful life or lease term, whichever is shorter, in Administrative expense. Liabilities arising from future leasing payments are reported under Other liabilities.
The small number of contracts in which KfW Bankengruppe acts as the lessor are classified as operating leases. The corresponding rental income is reported under Other operating income.

Notes to the Statement of Comprehensive Income
(26) Net interest income
Analysis of Net Interest Income by Class

	2010	2009	Change
	(EUR in millions)
Interest and similar income from loans and advances to banks and customers	11,152	11,613	-460
Similar income from financial guarantees	41	44	-3
Interest income from securities and investments	1,057	1,305	-248
Interest income from derivatives	2,187	5,011	-2,824
Other interest income	16	45	-28

Interest income	14,454	18,017	-3,563

Interest and similar expense for liabilities to banks and customers	767	1,041	-275
Interest expense for certificated liabilities	11,358	11,524	-166
Interest expense for subordinated liabilities	146	146	0
Interest expense for derivatives	-746	2,433	-3,179
Other interest expense	177	219	-42

Interest expense	11,702	15,363	-3,661

Total	2,752	2,654	98

Income from unwinding in the amount of EUR 41 million (2009: EUR 55 million) is reported under Interest and similar income from loans and advances to banks and customers.
Interest income from derivatives includes the net interest income from derivatives irrespective of whether they are designated for hedge accounting. Interest income and expenses from derivatives which are directly related to individual financial instruments either on the assets or liabilities side and are not included in macro fair value hedge accounting are reported in interest income from derivatives (for financial instruments on the assets side) or in interest expenses from derivatives (for financial instruments on the liabilities side), depending on the hedged item. Taking account of interest income or expenses from the related hedged items, the presentation is thus based on the economic nature of the hedged financial assets (variable-rate financial assets) or hedged financial liabilities (variable-rate financial liabilities).
Analysis of Interest Income from Securities and Investments

	2010	2009	Change
	(EUR in millions)
Interest income from bonds and other fixed-income securities	989	1,271	-282
Income from shares and other non-fixed income securities	1	3	-2
Income from equity investments	67	31	36

Total	1,057	1,305	-248

(27) Risk provisions for lending business
Analysis of Risk Provisions by Transaction

	2010	2009	Change
	(EUR in millions)
Impairment charges	680	1,352	-673
Direct write-offs	109	123	-14

Expense for risk provisions	789	1,475	-686

Income from the reversal of impairment losses	990	443	547
Income from recoveries of amounts previously written off	223	60	163

Income from risk provisions	1,213	503	710

Total	424	-972	1,396

(28) Net commission income
Analysis of Net Commission Income by Class

	2010	2009	Change
	(EUR in millions)
Commission income from lending business	234	286	-52
Commission income from credit derivatives	2	6	-5
Other commission income	139	136	3
Income from trust activities	1	1	-1

Commission income	375	430	-55

Commission expense for lending business	93	129	-36
Commission expense for credit derivatives	1	3	-2
Other commission expense	8	12	-4

Commission expense	102	144	-41

Total	273	286	-13

Commission income from lending business also includes current premiums and fees from the PROMISE and PROVIDE securitisation platforms.
Other commission income includes fees for handling German Financial Cooperation with developing countries in the amount of EUR 107 million (2009: EUR 107 million).
(29) Net gains/losses from hedge accounting
Analysis of Net Gains/Losses from Hedge Accounting by Type of Hedging Relationship

	2010	2009	Change
	(EUR in millions)
Micro fair value hedge accounting	48	389	-341
Macro fair value hedge accounting	-267	-702	435

Total	-219	-313	94

Net gains/losses from Macro fair value hedge accounting comprise the valuation of hedging instruments in the amount of EUR -1,763 million (2009: EUR -1,746 million) and the valuation of hedged risks from the hedged portfolios. It also includes the amortisation of the value adjustments from the dynamic hedge designation and reversal process and the pro rata reversal of value adjustments in the event of disposals from the underlying portfolios as well as the residual term effect of the hedging derivatives.

Analysis of Net Results from Micro Fair Value Hedge Accounting by Hedged Item

	2010	2009	Change
	(EUR in millions)
Hedging of securities and investments	0	-17	17
Hedging of liabilities to banks and customers	0	7	-7
Hedging of certificated liabilities	41	314	-273
Hedging of subordinated liabilities	0	4	-4

Subtotal: Effectiveness of hedges	41	308	-267
Amortisation of value adjustments	7	81	-74

Total	48	389	-341

Gross analysis of valuation results from micro fair value hedge accounting:
Comparison of Hedged Items and Hedging Instruments in 2010

		Hedging
	Hedged items	instruments	Effectiveness of hedges
	(EUR in millions)
Hedging of securities and investments	121	-121	0
Hedging of liabilities to banks and customers	-25	25	0
Hedging of certificated liabilities	-961	1,001	41
Hedging of subordinated liabilities	-26	26	0

Total	-891	932	41

Gross analysis of valuation results from micro fair value hedge accounting:
Comparison of Hedged Items and Hedging Instruments in Financial Year 2009

		Hedging
	Hedged items	instruments	Effectiveness of hedges
	(EUR in millions)
Hedging of securities and investments	-1	-16	-17
Hedging of liabilities to banks and customers	27	-20	7
Hedging of certificated liabilities	2,864	-2,550	314
Hedging of subordinated liabilities	-49	53	4

Total	2,841	-2,533	308

(30) Net gains/losses from other financial instruments at fair value through profit or loss
Analysis of Net Gains/Losses from Other Financial Instruments at Fair Value Through Profit or Loss by Class

	2010	2009	Change
	(EUR in millions)
Securities and investments	312	582	-271

Assets	312	582	-271

Liabilities to banks and customers	-52	-592	540
Certificated liabilities	-269	1,596	-1,865

Liabilities	-321	1,004	-1,325

Financial derivatives not qualifying for hedge accounting	100	-1,553	1,653
Credit derivatives	27	386	-359

Derivative financial instruments	127	-1,167	1,294

Foreign currency translation	88	-51	139

Total	206	368	-162

The net gains/losses from Liabilities to banks and customers include the result of the credit-linked notes issued under the PROMISE and PROVIDE securitisation platforms. The net gains/losses from Credit derivatives include the result from the portfolio CDSs concluded under this item.
The net gains/losses from Financial derivatives not qualifying for hedge accounting are attributable mainly to derivatives in economic hedges which are recognised by using the fair value option for classifying the hedged items. The hedged items include, in particular, borrowings in the form of Certificated liabilities and Liabilities to banks and customers as well as Securities and investments.
In addition, the net gains/losses from Financial derivatives that do not qualify for hedge accounting include changes in the value of embedded derivatives from equity finance business which have to be separated. In addition, this item is used to carry results from embedded derivatives that are accounted for separately and which are connected to financial liabilities; the net gains/losses from the valuation of the associated hedging derivatives are thus compensated for.
Analysis of Net Gains/Losses from Securities and Investments at Fair Value Through Profit or
Loss by Product Type

	2010	2009	Change
	(EUR in millions)
Bonds and other fixed-income securities	160	601	-441
Shares and other non-fixed income securities	1	1	0
Equity investments	151	-20	171

Total	312	582	-271

Analysis of Net Gains/Losses from Credit Derivatives and Credit-linked Notes from the
PROMISE and PROVIDE Securitisation Platforms at Fair Value Through Profit or Loss

	2010	2009	Change
	(EUR in millions)
Single Name CDSs	1	98	-97
Portfolio CDSs	0	-286	286
PROMISE / PROVIDE	13	-27	40
CDSs	26	574	-548
Issued credit-linked notes	-13	-601	588

Total	14	-215	229

Gross Analysis of Results from Economically Hedged Borrowing: Comparison of Hedged Items and
Hedging Instruments

	2010	2009	Change
	(EUR in millions)
Borrowings	-307	1,605	-1,912
Hedging instruments	694	-1,686	2,380

Total (Effectiveness of economic hedges)	387	-81	468

(31) Net gains/losses from securities and investments
Analysis of Net Gains/Losses from Securities and Investments by Class

	2010	2009	Change
	(EUR in millions)
Bonds and other fixed-income securities	-17	-83	66
Shares and other non-fixed income securities	58	1	57
Equity investments	-39	-35	-4

Total	1	-117	119

The net gains/losses from financial instruments include gains and losses realised from the sale and impairment of securities and investments classified as “available-for-sale financial assets”, “loans and receivables” or “held-to-maturity investments”.
In 2010, Equity instruments at a carrying amount of EUR 37 million (2009: EUR 15 million) for which the fair value could not be reliably determined, were disposed of. This generated a realised net result of EUR -12 million (2009: +EUR 8 million), which is contained in the net gains/losses from Shares and other non-fixed income securities and the net gains/losses from Equity investments.
Disclosures on Impairment of Securities and Investments

	2010	2009	Change
	(EUR in millions)
Securities and investments	84	142	-57
Bonds and other fixed-income securities	43	100	-57
Shares and other non-fixed income securities	2	0	2
Equity investments	39	41	-2

Total	84	142	-57

Disclosures on the Reversal of Impairment Losses from Securities and Investments

	2010	2009	Change
	(EUR in millions)
Securities and investments	23	34	-11
Bonds and other fixed-income securities	23	34	-11
(32) Net gains/losses from investments accounted for using the equity method

	2010	2009	Change
	(EUR in millions)
Net gains/losses from investments accounted for using the equity method	-3	-3	0
(33) Administrative expense
Analysis of Administrative Expense

	2010	2009	Change
	(EUR in millions)
Wages and salaries	360	333	27
Social security contributions	49	44	5
Expense for pension provision and other employee benefits	39	27	12

Personnel expense	448	404	44

Other administrative expense	227	256	-28
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	47	83	-36

Non-personnel expense	274	339	-64

Total	722	742	-20

Non-personnel expense includes EUR 5 million for Depreciation, amortisation and impairment relating to finance leases (2009: EUR 5 million).
Other administrative expense includes rental expense arising from operating leases in the amount of EUR 7 million (2009: EUR 16 million).

(34) Net other operating income
Analysis of Net Other Operating Income

	2010	2009	Change
	(EUR in millions)
Other operating income	68	51	16
Other operating expense	95	29	66

Total	-27	23	-50

Other operating income contains income from repurchasing own issues, rental income of EUR 2 million (2009: EUR 3 million) and income from the reversal of other provisions.
(35) Taxes on income
Analysis of Taxes on Income by Component

	2010	2009	Change
	(EUR in millions)
Current taxes on income	42	35	6
Deferred taxes	12	22	-9

Total	54	57	-3

In 2010, deferred tax liabilities resulted in expenses of EUR 12 million (2009: EUR 22 million). These were largely a result of the change in recognition of temporary differences.
The reconciliation presents the relationship between the calculated income tax expense for the financial year and reported taxes on income.
Tax Reconciliation

	2010	2009	Change
	(EUR in millions)
Profit from operating activities (before taxes)	2,685	1,184	1,501
KfW Bankengruppe’s income tax rate	0%	0%	0%

Calculated income tax expense	0	0	0
Effects of tax rate differentials within the group	134	-116	250
Effect of tax rate changes	0	0	0
Effects of previous year taxes recorded in the reporting year	-14	9	-23
Effects of non-deductible taxes on income	2	14	-12
Effects of non-deductible business expenses	2	6	-4
Effects of tax-free income	-6	-2	-4
Trade tax add-ons	3	2	1
Permanent accounting differences	-4	0	-4
Effects of changes in recognised deferred tax assets	-63	144	-207
Other effects	0	0	0

Reported taxes on income	54	57	-3

KfW Bankengruppe’s applicable income tax rate of zero per cent, on which the reconciliation is based, takes into account the tax status of KfW as a non-taxable public-law institution and the major effect of this status on profit/loss from operating activities.
The effects of tax rate differentials result from individual group companies being taxable and the related different tax rates. The tax rates range from 0% to 33%.

The effects of changes in recognised deferred tax assets include, in particular, the non-consideration of tax loss carryforwards and surplus assets for deductible temporary differences. KfW believes that this approach reflects KfW’s conservative approach to the valuation of deferred tax assets.
(36) Notes to other comprehensive income
Analysis of Other Comprehensive Income by Class

	2010	2009	Change
	(EUR in millions)
Financial instruments	30	285	-254
Bonds and other fixed-income securities	42	266	-223
Shares and other non-fixed income securities	-20	19	-40
Equity investments	8	0	8
Deferred taxes on financial instruments	8	-17	25
Investments accounted for using the equity method	-6	-7	1

Total	33	261	-228

Other comprehensive income comprises income and expenses recognised directly in equity under Revaluation reserves.
Analysis of Reclassification Amounts Included in the Income Statement by Class

	2010	2009	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	57	135	-79
Bonds and other fixed-income securities	117	136	-19
Shares and other non-fixed income securities	-60	0	-60
Reclassification amounts relating to deferred taxes on financial instruments	0	-1	1

Total	56	134	-78

The reclassification amounts are the result of income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the revaluation reserves. They also include amortisation of revaluation reserves from the reclassification of securities and investments from the “available-for-sale financial assets” valuation category to the “loans and advances” category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses without a negative sign.

Segment Reporting
(37) Segment reporting by business area
In accordance with the provisions of IFRS 8, segment reporting follows the internal management reporting system, which is used by the group’s main decision makers to assess each segment’s performance and to allocate resources to segments.
In accordance with the business area structure for KfW Bankengruppe, the segments and their products and services are broken down as follows:

KfW Mittelstandsbank	-	Financing of corporate investments and environmental protection

	-	Equity financing

KfW Privatkundenbank	-	Financing for housing construction and modernisation

	-	Education finance

KfW Kommunalbank	-	Infrastructure and social finance

	-	Global funding instruments

	-	Transactions on behalf of the Federal Government

Export and project finance	-	Financing for German and European export activities

	-	Financing for projects and investments in the German and European interest

Promotion for developing and transition countries	-	Promotion for developing and transition countries on behalf of the Federal Government (budget funds) with complementary market funds raised by KfW

	-	Financing provided by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (private enterprise financing)

Capital markets	-	Securities and money market investments

	-	Asset securitisation and capital market-related products

	-	Holding arrangements for the Federal Republic of Germany

	-	Refinancing

Group centre	-	Central interest rate and currency management

	-	Strategic equity investments

	-	Advisory services
The business area structure remained unchanged in 2010. The Financial markets business area was renamed “Capital markets”. It continues to comprise the following product groups: securities and money market investments, asset securitisation, holding arrangements for the Federal Republic of Germany and refinancing. Moreover, capital market-related transactions are assigned to this business area; such transactions include the loan facility granted to Greece in 2010 as mandated by the Federal Government in accordance with the KfW Law.
The business areas are measured on the basis of their contribution to consolidated profit. The individual line items are based on the following methods:
Net interest income (before interest rate reductions) comprises interest margins from asset operations calculated on the basis of the market interest rate method1. The item also includes the imputed return on equity with an analysis based on economic capital usage. Group centre also includes the interest rate

[1]	Refinancing at matching maturities using KfW’s internal refinancing curve is assumed for the calculation of interest margins in this method.

management result, which largely comprises the income/loss from maturity matching. Deviating from previous reporting, the treasury result reflecting the profit contribution from KfW refinancing1 is allocated to the Capital markets business area. In the past, this profit contribution could only be indicatively separated. In the 2009 figures, the profit contribution from refinancing thus remains included in the interest rate management result of the Group centre. For this reason, net interest income of the Capital markets and Group centre segments is only comparable to a limited extent with the previous year’s figures.
The interest rate reductions included in Net interest income in the income statement are reported separately in line with the internal management report due to their special relevance as a management variable. Interest rate reductions are components of promotional business of the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Promotional loans with a KfW interest receivable which is below the KfW refinancing rate are deemed reduced-interest loans.
The allocation of administrative expense is based on the results from activity-based accounting by cost centres2. Administrative expense includes depreciation on property, plant and equipment.
In Risk provisions for lending business, net impairment charges, direct write-offs and recoveries on loans written off are distributed among the business areas according to the attributable risk provision amounts.
The valuation result comprises the net gains/losses from hedge accounting, the net gains/losses from Other financial instruments at fair value, the net gains/losses from Securities and investments, the net gains/losses from Investments accounted for using the equity method and net other operating income.
When Taxes on income are allocated to the business areas (excluding the Group centre), only the current taxes on income are taken in account. Deferred taxes are allocated to the Group centre.
Deviating from previous reporting, the reported economic capital requirement to cover potential credit, market price and operating risks is quantified for a solvency level of 99.99%3. The corresponding figures for 2009 were adjusted to reflect the changed solvency level.
Segment assets are not reported because, as per the internal management reporting system, they are used neither to assess each segment’s performance nor to allocate resources to segments.
The presentation of segment income and expenses is based on consolidated figures. Internal administrative and commission expense as well as commission income and other operating income resulting from service relationships within the group is adjusted in segment reporting. Negligible consolidation effects remaining are reported under Reconciliation/consolidation.

[1]	The difference between the realised refinancing rates and the maturity-matched refinancing rates calculated in-house.

[2]	The costs incurred in the organisational units are allocated to the products by means of core services.

[3]	The statistical models and methods used are explained in the risk report section of the group management report. A solvency level of 99.96% was used in the previous year’s report.

Segment Reporting by Business Area for Financial Year 2010

					Promotion
					for
				Export	developing
	KfW			and	and
	Mittel-	KfW	KfW	project	transition	Capital	Group	Reconciliation /	KfW
	standsbank1)	Privatkundenbank	Kommunalbank	finance1)	countries1)	markets2)	centre	consolidation	Bankengruppe
	(EUR in millions)
Volume of new commitments	28,504	20,025	15,787	9,336	5,679	2,125	126	-231	81,351

Net interest income before interest rate reductions	332	174	51	746	239	603	1,163	0	3,309
Net commission income	19	28	6	63	132	24	1	0	273
Administrative expense	122	116	28	136	219	59	43	0	722

Operating result before valuation (before interest rate reductions)	230	87	30	673	152	568	1,121	0	2,860

Risk provisions for lending business	-28	-17	29	191	139	232	-121	0	424
Valuation result	13	0	1	60	208	-31	-292	0	-42

Profit from operating activities (before interest rate reductions)	215	70	59	923	498	769	708	0	3,242

Interest rate reductions	-286	-211	-61	—	—	—	—	—	-558
Taxes on income	—	—	0	34	4	0	16	—	54
Consolidated profit/loss	-71	-141	-2	889	494	769	692	0	2,631

Economic capital requirement	2,356	1,378	446	2,325	1,190	1,654	1,924	—	11,274

1)	The valuation result of the business areas contains the following net gains/losses from investments accounted for using the equity method: KfW Mittelstandsbank EUR -0.5 million, Export and project finance EUR -3.1 million and Promotion for developing and transition countries EUR 1.0 million.

2)	The amount reported in the Volume of new commitments line comprises new commitments in the core business of the Capital markets segment. In addition, a volume of EUR 22,336 million was committed as part of a loan facility granted to Greece, resulting in a total commitment volume for 2010 of EUR 103.7 billion.
Segment Reporting by Business Area for Financial Year 2009

					Promotion
					for
				Export	developing
	KfW			and	and
	Mittel-	KfW	KfW	project	transition	Capital	Group	Reconciliation /	KfW
	standsbank	Privatkundenbank	Kommunalbank	finance1)	countries	markets	centre	consolidation	Bankengruppe
	(EUR in millions)
Volume of new commitments	23,766	16,094	9,358	8,910	4,497	1,537	98	-394	63,867

Net interest income before interest rate reductions	264	155	55	627	201	287	1,633	2	3,224
Net commission income	25	8	5	84	131	37	-4	0	286
Administrative expense	115	99	27	136	191	64	110	0	742

Operating result before valuation (before interest rate reductions)	174	64	34	575	141	261	1,519	2	2,769

Risk provisions for lending business	-248	-2	14	-499	-232	-27	21	0	-972
Valuation result	-43	0	2	-53	-10	363	-300	-2	-42

Profit/loss from operating activities (before interest rate reductions)	-117	62	50	23	-101	597	1,241	0	1,755

Interest rate reductions	-262	-234	-75	—	—	—	—	—	-571
Taxes on income	-1	—	0	22	3	0	33	—	57
Consolidated profit/loss	-379	-172	-25	1	-104	597	1,208	0	1,127

Economic capital requirement	2,577	1,430	531	2,340	1,094	2,241	1,662	—	11,876

1)	In the Export and project finance business area, the valuation result includes the result attributable to investments accounted for using the equity method totalling EUR -3 million.

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Bankengruppe. The consolidation effects reported for “Volume of new commitments” relate to commitments for programme loans made by KfW Mittelstandsbank for which KfW IPEX-Bank acts as on-lending bank. The other amounts in this column result from minimal consolidation effects.
(38) Segment reporting by region
Net interest and commission income are allocated on the basis of the clients’ geographical location. The imputed return on equity included in net interest income, the treasury result and the interest rate management result are allocated to Germany. KfW receives commission income from the Federal Government for supporting developing countries using budget funds of the Federal Government. This is allocated according to the region of the country receiving the investment. The commission expense paid to special purpose entities resulting from the asset securitisation platform is distributed according to the geographical location of the originator bank.
Property, plant and equipment and intangible assets are not reported according to region because, other than immaterial amounts, these assets relate to Germany.
Segment Reporting by Region for Financial Year 2010

		Europe	Rest of the	Reconciliation /	KfW
	Germany	(excl. Germany)	world	consolidation	Bankengruppe
	(EUR in millions)
Net interest income	1,873	422	456	0	2,752
Net commission income	107	38	128	0	273

Segment income	1,979	461	584	0	3,025

Segment Reporting by Region for Financial Year 2009

		Europe	Rest of the	Reconciliation /	KfW
	Germany	(excl. Germany)	world	consolidation	Bankengruppe
	(EUR in millions)
Net interest income	1,829	402	422	2	2,654
Net commission income	105	40	142	0	286

Segment income	1,934	441	564	2	2,940

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Bankengruppe. The amounts in this column result solely from minimal consolidation effects.

Notes to the Statement of Financial Position
(39) Cash reserves
Analysis of Cash Reserves by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Balances with central banks	604	337	267
(40) Loans and advances to banks
Analysis of Loans and Advances to Banks by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Money market transactions	6,423	4,004	2,419
Loans and advances	237,897	218,870	19,027
Other receivables	19,101	18,685	417

Total	263,422	241,559	21,863

Receivables from reverse repos and the PROMISE and PROVIDE securitisation platforms are included in Other receivables.
Analysis of Loans and Advances to Banks by Liability Type

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Direct loans to banks	87,721	82,084	5,637
On-lent customer loans with full underwriting borne by the on-lending bank	143,024	132,422	10,602
On-lent customer loans with partial underwriting borne by the on-lending bank	6,758	4,011	2,747
Direct and on-lent subordinated loans	394	353	41

Total	237,897	218,870	19,027

(41) Loans and advances to customers
Analysis of Loans and Advances to Customers by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Loans and advances	107,505	98,826	8,678
Promissory note loans	0	3	-3
Other receivables	595	546	48

Total	108,099	99,376	8,723

Receivables from reverse repos and the PROMISE and PROVIDE securitisation platforms are included in Other receivables.

Analysis of Loans and Advances to Customers by Liability Type

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Direct loans to customers	100,579	91,507	9,072
On-lent customer loans without underwriting borne by the on-lending bank	629	679	-50
Direct and on-lent subordinated loans	6,297	6,641	-344

Total	107,505	98,826	8,678

(42) Risk provisions for lending business
Analysis of Risk Provisions for Lending Business by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Loans and advances to banks	200	420	-220
Loans and advances to customers	5,221	6,484	-1,262

Provisions for losses on loans and advances	5,422	6,904	-1,482
Provisions for contingent liabilities and irrevocable loan commitments	484	355	130

Total	5,906	7,258	-1,352

Provisions for losses on loans and advances also includes money market investments and reverse repos.
Development of Risk Provisions for Lending Business in Financial Year 2010 by Risk Assessment Type

		Risks assessed
	Individually	on	Provisions for	Provisions	Provisions
	assessed	a portfolio	losses on loans	(individual	(portfolio
	risks	basis	and advances	risks)	risks)	Total
	(EUR in millions)
As at 1 Jan. 2010	5,702	1,201	6,904	278	76	7,258
Additions	519	13	532	250	7	789
Write-offs	-1,487	0	-1,487	-1	0	-1,488
Reversals	-452	-396	-847	-114	-29	-990
Unwinding	-41	0	-41	0	0	-41
Exchange rate changes	334	27	362	14	2	378
Transfers	-5	5	0	0	0	0

As at 31 Dec. 2010	4,571	851	5,422	429	56	5,906

Provisions for risks assessed on a portfolio basis comprise both provisions for credit rating risks and provisions for country risks.
In 2010, EUR 129 million (2009: EUR 175 million) in interest income was not collected for impaired loans.

Development of Risk Provisions for Lending Business in Financial Year 2009 by Risk Assessment Type

		Risks assessed
	Individually	on	Provisions for	Provisions	Provisions
	assessed	a portfolio	losses on loans	(individual	(portfolio
	risks	basis	and advances	risks)	risks)	Total
	(EUR in millions)
As at 1 Jan. 2009	6,544	1,059	7,604	180	75	7,859
Additions	865	322	1,187	260	29	1,475
Write-offs	-1,410	0	-1,410	0	0	-1,410
Reversals	-107	-160	-267	-149	-28	-443
Unwinding	-55	0	-55	0	0	-55
Exchange rate changes	-146	-7	-153	-11	1	-163
Transfers	11	-13	-2	-2	0	-4

As at 31 Dec. 2009	5,702	1,201	6,904	278	76	7,258

(43)	Value adjustments from macro fair value hedge accounting

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Value adjustments to assets designated for macro fair value hedge accounting	7,478	6,751	727
The fair values attributable to the hedged risks in the hedged portfolios under the “loans and receivables” category are included in this item.
(44) Derivatives used for hedge accounting
Analysis of Derivatives with Positive Fair Values Designated for Hedge Accounting by Type of Hedging Relationship

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Micro fair value hedge accounting	22,282	13,979	8,303
Macro fair value hedge accounting	1,041	643	398

Total	23,323	14,622	8,701

Analysis of Derivatives with Positive Fair Values Designated for Hedge Accounting by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Interest-related derivatives	12,296	10,747	1,549
Currency-related derivatives	11,026	3,875	7,151

Total	23,323	14,622	8,701

Only interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.

(45) Other derivatives
Analysis of Other Derivatives with Positive Fair Values by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Interest-related derivatives	3,246	2,636	611
Currency-related derivatives	3,276	2,320	957
Equity/index-related derivatives	0	27	-27
Credit derivatives	2	10	-8
Other derivatives	44	31	12

Total	6,568	5,023	1,545

Cross-currency swaps are presented under Currency-related derivatives.
(46) Securities and investments
Analysis of Securities and Investments by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Bonds and other fixed-income securities	33,599	35,292	-1,694
Shares and other non-fixed income securities	16	67	-51
Equity investments	1,591	1,333	258
Shares in affiliated entities not included in the consolidated financial statements	2	2	0

Total	35,207	36,694	-1,487

Bonds and other fixed-income securities are recognised less impairments for the risk of decreases in value that have already occurred but have not yet been individually identified.
(47) Investments accounted for using the equity method

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Investments accounted for using the equity method	29	15	14
Note 81 “Disclosures on shareholdings” contains a list of investments accounted for using the equity method.
(48) Property, plant and equipment
Analysis of Property, Plant and Equipment by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Land and buildings	780	585	195
Plant and equipment	45	42	4
Other property, plant and equipment	85	231	-146

Property, plant and equipment for own use	911	857	53
Investment property	1	18	-17

Total	912	876	36

Plant and equipment includes leased assets from finance leases that are required to be capitalised. Payments in advance and assets under construction are presented under Other property, plant and equipment.

Development in Property, Plant and Equipment in Financial Year 2010

		Accumulated
		depreciation,
		impairment and
	Purchase/	reversal of
	production	impairment	Net carrying
EUR in millions	cost	losses	amount
Carrying amount as at 1 Jan. 2010	1,086	-210	876
Additions/reversals of impairment losses	76	0	76
Disposals	-12	3	-9

Depreciation	—	-30	-30
Non-scheduled impairment losses	—	0	0

Carrying amount as at 31 Dec. 2010	1,150	-238	912

Development in Property, Plant and Equipment in Financial Year 2009

		Accumulated
		depreciation,
		impairment and
	Purchase/	reversal of
	production	impairment	Net carrying
EUR in millions	cost	losses	amount
Carrying amount as at 1 Jan. 2009	1,098	-226	871
Additions/reversals of impairment losses	80	0	80
Disposals	-92	68	-24
Depreciation	—	-30	-30
Non-scheduled impairment losses	—	-23	-23

Carrying amount as at 31 Dec. 2009	1,086	-210	876

(49) Intangible assets
Analysis of Intangible Assets by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Software	29	36	-6
Acquired software	13	12	1
Internally generated software	16	23	-7
Other intangible assets	14	9	6

Total	44	44	-1

Other intangible assets include, in particular, software under development.
Development in Intangible Assets in Financial Year 2010

		Accumulated
		amortisation,
		impairment and
	Purchase/	reversal of
	production	impairment	Net carrying
EUR in millions	cost	losses	amount
Carrying amount as at 1 Jan. 2010	103	-59	44
Additions/reversals of impairment losses	17	0	17
Disposals	-5	5	0
Amortisation	—	-17	-17
Non-scheduled impairment losses	—	0	0

Carrying amount as at 31 Dec. 2010	114	-71	44

Development in Intangible Assets in Financial Year 2009

		Accumulated
		amortisation,
		impairment and
	Purchase/	reversal of
	production	impairment	Net carrying
EUR in millions	cost	losses	amount
Carrying amount as at 1 Jan. 2009	126	-64	62
Additions/reversals of impairment losses	16	0	16
Disposals	-39	38	0
Amortisation	—	-18	-18
Non-scheduled impairment losses	—	-15	-15

Carrying amount as at 31 Dec. 2009	103	-59	44

(50) Income tax assets

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Current income tax assets	25	33	-8
Deferred income tax assets	173	156	17

Total	198	189	9

The Current income tax assets derive from deductible taxes (investment income tax/solidarity surcharge) and tax receivables from advance tax payments during 2010. Deferred income tax assets mostly result from valuation differences relating to the balance sheet items listed below.
Analysis of Deferred Tax Assets by Balance Sheet Item

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Loans and advances to banks and customers (incl. risk provisions)	56	58	-2
Securities and investments	5	4	1
Intangible assets	23	23	0
Liabilities to banks and customers	0	5	-5
Other derivatives (liabilities)	45	27	18
Provisions	15	13	2
Other balance sheet items	28	16	12
Tax loss carryforwards	1	10	-9

Subtotal	173	156	17
Offset against deferred tax liabilities	0	0	0

Total	173	156	17

The use of existing tax loss carryforwards for the taxable group companies is not sufficiently probable, with the result that it was only possible to carry deferred tax assets to a limited extent.
(51) Other assets
Analysis of Other Assets by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Other assets and receivables	827	826	1
Prepaid expenses and deferred charges	468	676	-207

Total	1,296	1,502	-206

(52) Liabilities to banks
Analysis of Liabilities to Banks by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Money-market transactions	0	5	-4
Promissory note loans (Schuldscheindarlehen)	1,665	3,144	-1,479
Other liabilities	13,796	4,947	8,849

Total	15,461	8,095	7,365

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE securitisation platforms are included in Other liabilities.
(53) Liabilities to customers
Analysis of Liabilities to Customers by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Money market transactions	150	638	-488
Promissory note loans (Schuldscheindarlehen)	9,783	11,259	-1,477
Other liabilities	12,078	11,837	241

Total	22,011	23,734	-1,724

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE securitisation platforms are included in Other liabilities. Credit-linked notes issued on these platforms are included under Promissory note loans (Schuldscheindarlehen).
(54) Certificated liabilities
Analysis of Certificated Liabilities by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Money market issues	26,272	32,479	-6,206
Bonds and notes	331,712	288,950	42,762

Total	357,984	321,429	36,556

(55) Value adjustments from macro fair value hedge accounting

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Value adjustments to liabilities under macro fair value hedge accounting	141	27	114
The fair values attributable to hedged risks in the hedged portfolios in the “other liabilities” category are included in this item.

(56) Derivatives used for hedge accounting
Analysis of Derivatives with Negative Fair Values Designated for Hedge Accounting by Type of Hedging Relationship

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Micro fair value hedge accounting	6,017	9,016	-2,999
Macro fair value hedge accounting	12,174	10,461	1,714

Total	18,191	19,476	-1,285

Analysis of Derivatives with Negative Fair Values Designated for Hedge Accounting by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Interest-related derivatives	14,063	11,664	2,399
Currency-related derivatives	4,128	7,812	-3,684

Total	18,191	19,476	-1,285

Only Interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.
(57) Other derivatives
Analysis of Other Derivatives with Negative Fair Values by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Interest-related derivatives	1,270	1,203	67
Currency-related derivatives	3,351	5,584	-2,233
Credit derivatives	0	17	-17
Other derivatives	2	35	-33

Total	4,623	6,838	-2,215

Cross-currency swaps are presented under Currency-related derivatives.
(58) Provisions
Analysis of Provisions by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Provisions for pensions and similar commitments	1,042	993	49
Provisions for credit risks	484	355	130
Other provisions	764	717	47

Total	2,290	2,065	225

Development in Provisions for Pensions and Similar Commitments in Financial Year 2010

	Pension	Early	Partial
	obligations	retirement	retirement	Total
	(EUR in millions)
As at 1 Jan. 2010	984	3	6	993
Pension benefits paid	-34	-1	-1	-36
Additions	70	11	4	85
Service cost	23	11	3	38
Interest cost	44	0	0	44
Contributions by plan participants	4	0	0	4
Reversals	0	0	0	0

As at 31 Dec. 2010	1,020	13	9	1,042

The calculation of the pension entitlements which were vested as at the valuation reference date results in actuarial gains to be amortised of EUR 42 million (2009: EUR 101 million).

	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007	31 Dec. 2006
	(EUR in millions)
Projected benefit obligation under the pension commitments	980	884	771	769	854
Development in Provisions for Pensions and Similar Commitments in Financial Year 2009

	Pension	Early	Partial
	obligations	retirement	retirement	Total
	(EUR in millions)
As at 1 Jan. 2009	951	5	9	965
Pension benefits paid	-34	-1	-1	-36
Additions	67	0	0	67
Service cost	13	0	0	14
Interest cost	51	0	0	51
Contributions by plan participants	2	0	0	2
Reversals	0	-1	-2	-3

As at 31 Dec. 2009	984	3	6	993

The provisions for pensions and similar commitments are calculated on the basis of the 2005 G Heubeck actuarial tables and based on the following actuarial assumptions:
Actuarial Assumptions in % Per Annum.

	31 Dec. 2010	31 Dec. 2009
Technical discount rate	4.40	4.90
Rate of salary increases	3.00	2.90
Rate of pension increases	2.30	2.30
Rate of staff turnover	0.80	2.00
Development in risk provisions for lending business
For the development in risk provisions for lending business see Note 42 “Risk provisions for lending business”.

Development in Other Provisions in Financial Year 2010

	Obligations to	Other
	employees	provisions	Total
	(EUR in millions)
As at 1 Jan. 2010	28	689	717
Additions	2	98	100
Used amounts	-5	-37	-42
Reversals	-4	-7	-11
Transfers	0	0	0

As at 31 Dec. 2010	22	742	764

The obligations to employees show other long-term employee benefits including provisions for service anniversaries. Corresponding actuarial reports have been prepared for these obligations. Other provisions comprises obligations arising from the assumption of the tasks of the State Insurance Company of the German Democratic Republic in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung — SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben - BvS) reported under Other assets.
Development in Other Provisions in Financial Year 2009

	Obligations to	Other
	employees	provisions	Total
	(EUR in millions)
As at 1 Jan. 2009	24	484	508
Additions	10	231	241
Used amounts	-4	-28	-33
Reversals	-1	0	-1
Transfers	0	2	2

As at 31 Dec. 2009	28	689	717

(59) Income tax liabilities

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Current income tax liabilities	38	9	29
Deferred income tax liabilities	80	59	21

Total	118	68	50

The current income tax liabilities in 2010 are the result of additions to tax provisions at the level of taxable companies included in the consolidated financial statements. Deferred income tax liabilities mostly result from valuation differences relating to the balance sheet items listed below.
Development in Tax Provisions

	2010	2009
	(EUR in millions)
As at 1 Jan.	9	3
Additions	36	6
Used amounts	-4	0
Reversals	-2	0

As at 31 Dec.	38	9

Analysis of Deferred Tax Liabilities by Balance Sheet Item

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Other derivatives (assets)	45	27	18
Securities and investments	7	15	-8
Other balance sheet items	28	17	11

Subtotal	80	59	21
Offset against deferred tax assets	0	0	0

Total	80	59	21

(60) Other liabilities
Analysis of Other Liabilities by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Other liabilities	1,486	1,668	-182
Deferred income	420	316	104

Total	1,906	1,984	-78

The promotional subsidies granted to KfW through the ERP Special Fund based on the German Law to define the economic plan of the ERP Special Fund (ERP-Wirtschaftsplangesetz) in the amount of EUR 104 million (2009: EUR 178 million) were reported as deferred income.
(61) Subordinated liabilities
Analysis of Subordinated Liabilities by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Subordinated liabilities	3,247	3,247	0
As part of the new legislation governing ERP economic promotion as at 1 July 2007, the ERP Special Fund provided a subordinated loan to KfW in the amount of EUR 3,247 million. The loan consists of three tranches with different fixed-interest periods. The period during which capital is committed ends for all tranches as at 31 December 2017. Interest is charged on the tranches at an initial rate of 4.5% per annum.
(62) Equity
Analysis of Equity

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Subscribed capital	3,750	3,750	0
less uncalled outstanding contributions	-450	-450	0

Paid-in subscribed capital	3,300	3,300	0
Capital reserve	5,947	5,947	0
Promotional reserves from the ERP Special Fund	4,650	4,650	0
Reserve from the ERP Special Fund	977	893	84
Retained earnings	5,218	4,725	493
Statutory reserve under section 10 (2) KfW Law	1,838	1,574	264
Special reserve under section 10 (3) KfW Law	2,178	1,928	250
Special reserve less the special loss account from provisioning pursuant to section 17 (4) of the D-Mark Balance Sheet Law	21	21	0
Other retained earnings	1,181	1,202	-21

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Fund for general banking risks	600	46	554
Revaluation reserves	-257	-290	33
Balance sheet loss	0	-1,499	1,499

Total	15,784	13,121	2,663

Equity forms the basis for the economic resources available for risk coverage which are matched against the capital requirements derived from internal steering. For further information concerning equity, see the risk report of the group management report.

Notes on financial instruments
(63) Gains and losses from financial instruments by valuation category
The following tables show an analysis of the results from financial instruments included in the various income statement items organised by valuation category. In addition to interest and similar income and expenses reported in Net interest and commission income and loan processing fees included in Net commission income, contributions to income included in particular the risk provisions for lending business. Depending on measurement and designation for hedge accounting, the effects of fair value measurement, impairment losses and reversals of impairment losses and gains and losses from disposals are also included. The result from foreign currency translation is not included.

Gains and Losses from Financial Instruments by Valuation Category in Financial Year 2010

					Net
					gains/losses	Net
					from other	gains/losses
		Risk		Net	financial	from
		provisions for	Net	gains/losses	instruments at fair	securities	Net other
	Net interest	lending	commission	from hedge	value through	and	operating
	income	business	income	accounting	profit or loss	investments	income	Total
	(EUR in millions)
Loans and receivables	11,774	424	131	794	—	-22	0	13,101
Held-to-maturity investments	16	—	—	—	—	0	—	16
Other liabilities	-11,289	—	-12	-1,099	—	—	14	-12,387
Available-for-sale financial assets	286	—	0	40	—	23	—	349
Financial assets at fair value through profit or loss	188	—	101	—	338	—	—	627
Financial liabilities at fair value through profit or loss	-1,114	—	-81	—	-321	—	—	-1,516
Derivatives used for hedge accounting	2,021	—	—	47	—	—	—	2,068
Other derivatives	912	—	2	—	101	—	—	1,015

Total	2,794	424	141	-219	118	1	14	3,273

Gains and Losses from Financial Instruments by Valuation Category in Financial Year 2009

					Net
					gains/losses	Net
					from other	gains/losses
		Risk		Net	financial	from
		provisions for	Net	gains/losses	instruments at fair	securities	Net other
	Net interest	lending	commission	from hedge	value through	and	operating
	income	business	income	accounting	profit or loss	investments	income	Total
	(EUR in millions)
Loans and receivables	12,347	-972	134	1,243	—	-96	—	12,657
Held-to-maturity investments	21	—	—	—	—	-1	—	20
Other liabilities	-11,447	—	-10	2,916	—	—	13	-8,527
Available-for-sale financial assets	335	—	0	43	—	-21	—	357
Financial assets at fair value through profit or loss	303	—	151	—	1,156	—	—	1,610
Financial liabilities at fair value through profit or loss	-1,432	—	-119	—	1,004	—	—	-547
Derivatives used for hedge accounting	2,322	—	—	-4,515	—	—	—	-2,193
Other derivatives	256	—	4	—	-1,741	—	—	-1,481

Total	2,705	-972	160	-313	419	-117	13	1,896

(64) Balance sheet for financial instruments by valuation category
The following tables show the assets and liabilities from financial instruments included in the different balance sheet items organised by valuation category.
Financial Assets by Valuation Category as at 31 December 2010

				Value adjustments
	Loans and	Loans and	Risk provisions	from macro	Derivatives used
	advances to	advances to	for lending	fair value hedge	for hedge	Other	Securities and	Assets (financial
	banks	customers	business	accounting	accounting	derivatives	investments	instruments)
	(EUR in million)								(in %)
Loans and receivables	263,020	108,076	-5,422	7,478	—	—	19,023	392,175	89.4%
Held-to-maturity investments	—	—	—	—	—	—	1,089	1,089	0.2%
Available-for-sale financial assets	0	0	—	—	—	—	10,766	10,766	2.5%
Financial assets at fair value through profit or loss	402	23	—	—	—	—	4,329	4,754	1.1%
Derivatives used for hedge accounting	—	—	—	—	23,323	—	—	23,323	5.3%
Other derivatives	—	—	—	—	—	6,568	—	6,568	1.5%

Total	263,422	108,099	-5,422	7,478	23,323	6,568	35,207	438,675	100.0%

Financial Liabilities by Valuation Category as at 31 December 2010

				Value adjustments
				from macro	Derivatives used
	Liabilities to	Liabilities to	Certificated	fair value hedge	for hedge	Other	Other	Subordinated	Liabilities (financial
	banks	customers	liabilities	accounting	accounting	derivatives	liabilities	liabilities	instruments)
	(EUR in millions)									(in %)
Other financial liabilities	14,522	16,926	333,128	141	—	—	289	3,247	368,252	87.3%
Financial liabilities at fair value through profit or loss	939	5,085	24,856	—	—	—	—	0	30,880	7.3%
Derivatives used for hedge accounting	—	—	—	—	18,191	—	—	—	18,191	4.3%
Other derivatives	—	—	—	—	—	4,623	—	—	4,623	1.1%

Total	15,461	22,011	357,984	141	18,191	4,623	289	3,247	421,947	100.0%

Financial Assets by Valuation Category as at 31 December 2009

				Value adjustments
	Loans and	Loans and	Risk provisions	from macro	Derivatives used
	advances to	advances to	for lending	fair value hedge	for hedge	Other	Securities and	Assets (financial
	banks	customers	business	accounting	accounting	derivatives	investments	instruments)
	(EUR in million)								(in %)
Loans and receivables	241,017	99,362	-6,904	6,751	—	—	22,821	363,046	91.4%
Held-to-maturity investments	—	—	—	—	—	—	996	996	0.3%
Available-for-sale financial assets	0	0	—	—	—	—	7,295	7,295	1.8%
Financial assets at fair value through profit or loss	542	15	—	—	—	—	5,582	6,139	1.5%
Derivatives used for hedge accounting	—	—	—	—	14,622	—	—	14,622	3.7%
Other derivatives	—	—	—	—	—	5,023	—	5,023	1.3%

Total	241,559	99,376	-6,904	6,751	14,622	5,023	36,694	397,121	100.0%

Financial Liabilities by Valuation Category as at 31 December 2009

				Value adjustments
				from macro	Derivatives used
	Liabilities to	Liabilities to	Certificated	fair value hedge	for hedge	Other	Other	Subordinated	Liabilities (financial
	banks	customers	liabilities	accounting	accounting	derivatives	liabilities	liabilities	instruments)
	(EUR in millions)									(in %)
Other financial liabilities	7,005	17,738	295,955	27	—	—	263	3,247	324,234	84.6%
Financial liabilities at fair value through profit or loss	1,090	5,997	25,473	—	—	—	—	0	32,560	8.5%
Derivatives used for hedge accounting	—	—	—	—	19,476	—	—	—	19,476	5.1%
Other derivatives	—	—	—	—	—	6,838	—	—	6,838	1.8%

Total	8,095	23,734	321,429	27	19,476	6,838	263	3,247	383,109	100.0%

(65) Disclosures on the reclassification of financial assets
In 2008 and with retroactive effect from 1 July 2008, KfW Bankengruppe reclassified bonds and other fixed-income securities reported under Securities and investments (variable-interest asset-backed securities) with a volume of EUR 2,750 million (fair value as at the date of reclassification) from the “available-for-sale financial assets” valuation category to the “loans and receivables” valuation category.
The following table shows the carrying amounts of these reclassified financial assets and their fair values.

EUR in millions	31 Dec. 2010	31 Dec. 2009
Carrying amount (balance sheet)	1,369	2,135
Fair value	1,313	2,028
For the reclassified financial assets, a change of EUR 41 million (2009: EUR 107 million) in fair value would have been recorded directly in equity under Revaluation reserves, and net gains/losses from securities and investments of EUR 5 million (2009: EUR 11 million) would have been recorded as well.
Net gains/losses from Securities and investments include reversals of impairment losses and impairments on reclassified financial assets totalling EUR 4 million (2009: EUR 11 million); as in 2009, no realised gains and losses were recorded. Interest income from the reclassified securities is still received unchanged.
In 2009, in accordance with a resolution with prospective effect dated 17 February 2009, bonds and other fixed-income securities reported under Securities and investments (which serve to maintain liquidity through the use of repo transactions (repos) or open market transactions of the European Central Bank) with a volume of EUR 18,170 million (fair value as at the date of reclassification) were reclassified from the “available-for-sale financial assets” valuation category to the “loans and receivables” valuation category.
The following table shows the carrying amounts of the reclassified financial assets and their fair values.

EUR in millions	31 Dec. 2010	31 Dec. 2009
Carrying amount (balance sheet)	14,437	18,270
Fair value	13,838	18,208
For the reclassified financial assets, a change of EUR -547 million (2009: EUR 43 million) in fair value would have been recorded directly in equity under Revaluation reserves, and net gains/losses from securities and investments of EUR -4 million (2009: EUR -7 million).
Net gains/losses from Securities and investments includes realised gains and losses of EUR -4 million (2009: EUR -6 million) as well as reversals of impairments losses and impairments on reclassified financial assets of EUR -11 million (2009: EUR -1 million). Interest income from the reclassified securities is still received unchanged.
(66) Disclosures on the valuation methods used for financial instruments carried at fair value
The following tables show the financial instruments carried at fair value according to the valuation methods used.
Financial instruments allocated to the “quoted market prices” class are primarily bonds and other fixed-income securities reported under Securities and investments, for which prices from an active market are available.
Fair value measurement of OTC derivatives as well as borrowings accounted for under the fair value option is largely performed using valuation models with inputs that are observable on the market and are also usually the only relevant inputs, resulting in allocation to the “Valuation method based on observable market data (model)” class.
The “Valuation method based in part on unobservable market data” class largely comprises low-risk tranches of portfolio CDSs (with KfW as both protection seller and protection buyer) accounted for using the fair value option and reported under loans and advances or liabilities as well as securities and investments from equity finance business recorded at fair value through profit or loss, which are not listed or for which prices cannot be derived from similar financial instruments listed on an exchange.
Equity instruments included in — available-for-sale — securities and investments, for which the fair value could not be reliably determined, are also allocated to this class.
Financial Assets Carried at Fair Value as at 31 December 2010

		Valuation
		method based on	Valuation method
		observable	based in part on
	Quoted market	market data	unobservable market
	price	(model)	data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	42	308	52	402
Loans and advances to customers – recorded at fair value through profit or loss	0	13	10	23
Derivatives used for hedge accounting	0	23,323	0	23,323
Other derivatives	7	6,498	63	6,568
Securities and investments – available for sale	10,013	0	753	10,766
Securities and investments – recorded at fair value through profit or loss	2,398	1,511	420	4,329

Total	12,461	31,653	1,298	45,411

Financial Liabilities Carried at Fair Value as at 31 December 2010

		Valuation
		method based on	Valuation method
		observable	based in part on
	Quoted market	market data	unobservable market
	price	(model)	data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	0	874	65	939
Liabilities to customers – recorded at fair value through profit or loss	0	5,083	2	5,085
Certificated liabilities – recorded at fair value through profit or loss	137	24,719	0	24,856
Derivatives used for hedge accounting	0	18,188	3	18,191
Other derivatives	2	4,601	20	4,623
Subordinated liabilities – recorded at fair value through profit or loss	0	0	0	0

Total	140	53,465	90	53,694

Financial Assets Carried at Fair Value as at 31 December 2009

		Valuation
		method based on	Valuation method
		observable	based in part on
	Quoted market	market data	unobservable market
	price	(model)	data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	43	175	324	542
Loans and advances to customers – recorded at fair value through profit or loss	0	11	3	15
Derivatives used for hedge accounting	0	14,622	0	14,622
Other derivatives	7	4,990	26	5,023
Securities and investments – available for sale	6,606	45	645	7,295
Securities and investments – recorded at fair value through profit or loss	4,919	349	314	5,582

Total	11,575	20,192	1,313	33,079

Financial Liabilities Carried at Fair Value as at 31 December 2009

		Valuation
		method based on	Valuation method
		observable	based in part on
	Quoted market	market data	unobservable market
	price	(model)	data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	1	732	357	1,090
Liabilities to customers – recorded at fair value through profit or loss	0	5,995	2	5,997
Certificated liabilities – recorded at fair value through profit or loss	249	25,224	0	25,473
Derivatives used for hedge accounting	0	19,362	114	19,476
Other derivatives	13	6,826	0	6,838
Subordinated liabilities – recorded at fair value through profit or loss	0	0	0	0

Total	263	58,138	473	58,875

Development of Financial Assets Carried at Fair Value in Financial Year 2010, Using Valuation
Methods Based in Part on Unobservable Market Data

	Loans and	Loans and advances			Securities and
	advances to banks -	to customers -			investments -
	recorded at fair	recorded at fair		Securities and	recorded at fair
	value through	value through profit		investments -	value through
	profit or loss	or loss	Other derivatives	available for sale	profit or loss	Total
	(EUR in millions)
As at 1 Jan. 2010	324	3	26	645	314	1,313
A. Changes recognised in the income statement
Net interest and commission income	1	0	1	0	0	2
Contracts still valid at year-end	0	0	1	0	0	1
Net gains/losses from other financial instruments at fair value through profit or loss	-5	7	45	0	-38	8
Contracts still valid at year-end	-5	7	45	0	-45	2
Net gains/losses from securities and investments	0	0	0	-36	0	-36
Contracts still valid at year-end	0	0	0	-18	0	-18
Change in revaluation reserves	0	0	0	8	0	8
Contracts still valid at year-end	0	0	0	8	0	8

Total changes recognised in the income statement	-4	7	46	-27	-38	-17

B. Changes recognised directly in equity
Change of valuation method used	-268	0	0	32	120	-116
Additions	0	0	0	124	34	158
Disposals	0	0	-8	-29	-49	-86

Total changes recognised directly in equity	-268	0	-8	127	105	-44

Changes in the consolidated group	0	0	0	0	0	0
Exchange rate changes	0	0	-1	8	29	36
Other changes	0	0	0	0	10	10

As at 31 Dec. 2010	52	10	63	753	420	1,298

Development of Financial Liabilities Carried at Fair Value in Financial Year 2010, Using Valuation
Methods Based in Part on Unobservable Market Data

		Liabilities to
	Liabilities to banks	customers - recorded
	- recorded at fair	at fair value	Derivatives used
	value through	through	for hedge
	profit or loss	profit or loss	accounting	Other derivatives	Total
	(EUR in millions)
As at 1 Jan. 2010	357	2	114	0	473
A. Changes recognised in the income statement
Net interest and commission income	-1	0	3	0	2
Contracts still valid at year-end	0	0	0	0	-1
Net gains/losses from hedge accounting	0	0	3	0	3
Contracts still valid at year-end	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	6	0	0	19	24
Contracts still valid at year-end	6	0	0	20	25

Total changes recognised in the income statement	5	0	5	19	29
B. Changes recognised directly in equity
Change of valuation method used	-297	0	0	0	-297
Additions	0	0	0	-1	-1
Disposals	0	0	-116	1	-115

Total changes recognised directly in equity	-297	0	-116	0	-412
Changes in the consolidated group	0	0	0	0	0
Exchange rate changes	0	0	0	1	1
Other changes	0	0	0	0	0

As at 31 Dec. 2010	65	2	3	20	90

Development of Financial Assets Carried at Fair Value in Financial Year 2009, Using Valuation
Methods Based in Part on Unobservable Market Data

	Loans and	Loans and advances			Securities and
	advances to banks -	to customers -			investments -
	recorded at fair	recorded at fair		Securities and	recorded at fair
	value through	value through profit		investments -	value through
	profit or loss	or loss	Other derivatives	available for sale	profit or loss	Total
	(EUR in millions)
As at 1 Jan. 2009	150	46	142	497	320	1,155
A. Changes recognised in the income statement
Net interest and commission income	1	0	0	0	0	0
Contracts still valid at year-end	1	0	0	0	0	1
Net gains/losses from other financial instruments at fair value through profit or loss	155	-42	-28	0	-19	67
Contracts still valid at year-end	155	-42	-28	0	-18	67
Net gains/losses from securities and investments	0	0	0	-11	0	-11
Contracts still valid at year-end	0	0	0	-31	0	-31

Total changes recognised in the income statement	156	-42	-28	-12	-18	55
B. Changes recognised directly in equity
Change of valuation method used	19	0	-85	98	5	37
Additions	0	0	0	114	27	141
Disposals	0	0	-3	-50	-9	-61

Total changes recognised directly in equity	19	0	-88	162	23	116
Changes in the consolidated group	0	0	0	1	0	1
Exchange rate changes	0	0	0	-3	-11	-14

As at 31 Dec. 2009	324	3	26	645	314	1,313

Development of Financial Liabilities Carried at Fair Value in Financial Year 2009, Using Valuation
Methods Based in Part on Unobservable Market Data

		Liabilities to
	Liabilities to banks	customers - recorded
	- recorded at fair	at fair value	Derivatives used
	value through	through	for hedge
	profit or loss	profit or loss	accounting	Other derivatives	Total
	(EUR in millions)
As at 1 Jan. 2009	152	2	0	20	174
A. Changes recognised in the income statement
Net interest and commission income	1	0	0	0	1
Contracts still valid at year-end	1	0	0	0	1
Net gains/losses from other financial instruments at fair value through profit or loss	205	0	0	0	205
Contracts still valid at year-end	162	0	0	0	162

Total changes recognised in the income statement	205	0	0	0	205
B. Changes recognised directly in equity
Change of valuation method used	0	0	114	-20	94
Additions	0	0	0	0	0
Disposals	0	0	0	0	0

Total changes recognised directly in equity	0	0	114	-20	94
Changes in consolidated group	0	0	0	0	0
Effects of exchange rate changes	0	0	0	0	0

As at 31 Dec. 2009	357	2	114	0	473

In accordance with the valuation method defined for KfW Bankengruppe, the fair value reported in the statement of financial position is the best evidence of the fair value for those financial instruments allocated to the “Valuation method based in part on unobservable market data” class.
The following tables show how an alternative determination of relevant unobservable market data (liquidity discounts above all), i.e., values in best and worst case scenarios, would impact fair values for significant products allocated to this class, such as the portfolio CDSs (with KfW as protection seller and protection buyer) accounted for using the fair value option and the securities and investments from equity finance business recorded at fair value through profit or loss.
Sensitivity Analysis for the Financial Assets Carried at Fair Value Using Valuation Methods
Based in Part on Unobservable Market Data as at 31 December 2010

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	57	52	51
Loans and advances to customers – recorded at fair value through profit or loss	11	10	9
Securities and investments – recorded at fair value through profit or loss	492	420	348

Total	560	482	408

Sensitivity Analysis for the Financial Liabilities Carried at Fair Value, Using
Valuation Methods Based in Part on Unobservable Market Data as at 31 December 2010

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	63	65	72
Liabilities to customers – recorded at fair value through profit or loss	2	2	2

Total	65	67	73

Sensitivity Analysis for the Financial Assets Carried at Fair Value Using Valuation
Methods Based in Part on Unobservable Market Data as at 31 December 2009

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	356	324	314
Loans and advances to customers – recorded at fair value through profit or loss	5	3	3
Securities and investments – recorded at fair value through profit or loss	386	314	242

Total	747	641	559

Sensitivity Analysis for the Financial Liabilities Carried at Fair Value Using
Valuation Methods Based in Part on Unobservable Market Data as at 31 December 2009

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	345	357	397
Liabilities to customers – recorded at fair value through profit or loss	2	2	2

Total	347	359	399

(67) Fair values of financial instruments
In the following tables, the fair values of financial instruments are compared to their carrying amounts. Existing provisions for losses on loans and advances are deducted from the carrying amounts of loans and advances to banks and customers. The carrying amount of the subordinated liabilities comprises pro rata interest and value adjustments from micro fair value hedge accounting reported in Other liabilities.
Fair Values of Financial Instruments as at 31 December 2010

		Carrying
		amount
		(statement of financial
	Fair value	position)	Difference
	(EUR in millions)
Loans and advances to banks	270,522	263,222	7,300
Loans and advances to customers	105,496	102,878	2,618
Value adjustments from macro fair value hedge accounting	—	7,478	-7,478
Derivatives used for hedge accounting	23,323	23,323	0
Other derivatives	6,568	6,568	0
Securities and investments	34,312	35,207	-895

Assets	440,221	438,675	1,546

Liabilities to banks	15,508	15,461	47
Liabilities to customers	23,076	22,011	1,066
Certificated liabilities	360,085	357,984	2,100
Value adjustments from macro fair value hedge accounting	—	141	-141
Derivatives used for hedge accounting	18,191	18,191	0
Other derivatives	4,623	4,623	0
Subordinated liabilities	3,530	3,536	-6

Liabilities	425,013	421,947	3,067

Interest-related changes in value are also included in calculating the fair value of the financial instruments. Accordingly, when the comparison is made with the carrying amount, it is necessary to take account of the (interest-related) changes in value resulting from the recognition of loans and advances and borrowings in macro fair value hedge accounting.
Equity instruments included in Securities and investments, for which the fair value could not be reliably determined, are carried at cost allowing for impairment losses in the amount of EUR 627 million (2009: EUR 548 million); disposal in the subsequent year is possible on a case-by-case basis.

Fair Values of Financial Instruments as at 31 December 2009

		Carrying
		amount
		(statement of financial
	Fair value	position)	Difference
	(EUR in millions)
Loans and advances to banks	245,877	241,139	4,739
Loans and advances to customers	95,860	92,892	2,967
Value adjustments from macro fair value hedge accounting	—	6,751	-6,751
Derivatives used for hedge accounting	14,622	14,622	0
Other derivatives	5,023	5,023	0
Securities and investments	36,252	36,694	-442

Assets	397,635	397,121	513

Liabilities to banks	8,168	8,095	73
Liabilities to customers	24,784	23,734	1,050
Certificated liabilities	323,873	321,429	2,445
Value adjustments from macro fair value hedge accounting	—	27	-27
Derivatives used for hedge accounting	19,476	19,476	0
Other derivatives	6,838	6,838	0
Subordinated liabilities	3,486	3,509	-24

Liabilities	386,625	383,109	3,516

(68) Additional disclosures on liabilities to banks
Disclosures on Liabilities to Banks Designated at Fair Value Through Profit or Loss (Fair Value Option)

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Carrying amount	229	182	47
Repayment at maturity	740	360	380

Difference	511	178	333

Of the difference between the Repayment amount at maturity and the Carrying amount, EUR 392 million (2009: EUR 45 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.
(69) Additional disclosures on liabilities to customers
Disclosures on Liabilities to Customers Designated at Fair Value Through Profit or Loss (Fair Value Option)

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Carrying amount	5,064	5,992	-929
Repayment at maturity	8,809	9,509	-700

Difference	3,745	3,517	229

Of the difference between the Repayment amount at maturity and the Carrying amount, EUR 3,422 million (2009: EUR 3,172 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(70) Additional disclosures on certificated liabilities
Disclosures on Certificated Liabilities Designated at Fair Value Through Profit or Loss (Fair Value option)

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Carrying amount	24,856	25,473	-617
Repayment at maturity	38,232	42,514	-4,282

Difference	13,376	17,041	-3,665

Of the difference between the Repayment amount at maturity and the Carrying amount, EUR 9,536 million (2009: EUR 14,171 million) is attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.
(71) Additional disclosures on derivatives
Analysis of Derivatives by Counterparty

			Fair value		Fair value
	Par value		31 Dec. 2010		31 Dec. 2009
EUR in millions	31 Dec. 2010	31 Dec. 2009	positive	negative	positive	negative
OECD banks	641,633	564,383	28,113	21,142	18,068	24,910
Non-OECD banks	37	39	0	4	0	3
Other counterparties	35,675	30,053	1,613	1,653	1,480	1,394
Public sector	1,888	531	62	0	27	0

Total	679,233	595,006	29,788	22,799	19,575	26,308

The analysis includes stand-alone financial and credit derivatives which are presented in the items Derivatives used for hedge accounting and Other derivatives.
The volume of differences between the transaction price and model value arising from the use of a valuation technique that makes significant use of unobservable market data which have yet to be amortised over the life of the financial instrument amounts to EUR 20 million. Net gains/losses from derivatives not qualifying for hedge accounting includes amortisation effects in the amount of EUR 1 million.
The economic hedge effect of financial derivatives with a nominal volume of EUR 598 billion (2009: EUR 503 billion) is presented in accordance with IAS 39; the risk-mitigating impact of the remaining financial derivatives is not reflected in the accounts.
In 2009, KfW Bankengruppe had received collateral (in the form of securities) under derivative transactions, which could be resold or repledged at any time, even if the party furnishing collateral had not defaulted. The fair value of this collateral totalled EUR 166 million. The collateral has been neither resold nor repledged. No such collateral was accepted in 2010.
However, provision of liquid collateral totalling EUR 10,973 million (2009: EUR 1,523 million) was accepted, which was reported under Liabilities to banks and customers.
(72) Additional disclosures on the PROMISE/PROVIDE securitisation platforms
In 2009, KfW Bankengruppe had received collateral (in the form of securities) under platform transactions, which could be resold or repledged at any time, without the party furnishing collateral having defaulted. The fair value of this collateral totalled EUR 97 million. The collateral has been neither resold nor repledged. No such collateral was accepted in 2010.
However, provision of liquid collateral totalling EUR 106 million (2009: EUR 225 million) was accepted, which was reported under Liabilities to banks and customers.

(73) Disclosures on repurchase agreements
Disclosures on Repo Transactions

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Carrying amount of securities sold under repo transactions that continue to be recognised in securities and investments	804	620	184
Liabilities to banks (countervalue)	796	624	172
KfW Bankengruppe has pledged collateral (in the form of securities) under repo transactions which can be resold or repledged at any time, without the party furnishing collateral having defaulted. The carrying amount of this collateral totalled EUR 1 million (2009: EUR 1 million).
As in 2009, KfW Bankengruppe did not receive any collateral under repo transactions, which can be resold or repledged at any time, without the party furnishing collateral having defaulted.
As in 2009, no liquid collateral has been provided.
Disclosures on Reverse Repo Transactions

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Loans and advances to banks (countervalue)	18,664	18,116	548
Securities purchased under reverse repos are not recognised.
As in 2009, KfW Bankengruppe has not pledged any collateral under reverse repo transactions which can be resold or repledged at any time, without the party furnishing collateral having defaulted.
As in 2009, KfW Bankengruppe did not receive any collateral under reverse repo transactions, which can be resold or repledged at any time, without the party furnishing collateral having defaulted.
As in 2009, no liquid collateral has been provided in 2010.

Other notes
(74) Contingent liabilities and irrevocable loan commitments
Analysis of Contingent Liabilities by Class

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Contingent liabilities from financial guarantees	4,950	5,637	-688
Contingent liabilities from PROMISE/PROVIDE securitisation platforms	1,142	1,369	-227
Performance guarantees	53	43	10
Other contingent liabilities	837	480	357

Total	6,982	7,529	-548

Other contingent liabilities include payment obligations attributable to investments which are not fully paid up and do not have to be consolidated.
Volume of Irrevocable Loan Commitments

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Irrevocable loan commitments	65,276	50,360	14,916
Irrevocable loan commitments are mainly attributable to domestic promotional lending business as well as the portion of the loans to Greece that has not yet been paid out.
(75) Trust activities and administered loans
Analysis of Trust Activities by Class (Transactions in the Bank’s Own Name but for Third Party Accounts)

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Loans and advances to banks	2,008	2,038	-29
Loans and advances to customers	14,488	14,719	-231
Securities and investments	109	108	2

Assets held in trust	16,605	16,864	-259

Liabilities to banks	10	78	-68
Liabilities to customers	16,596	16,786	-191

Liabilities held in trust	16,605	16,864	-259

EUR 14,800 million (2009: EUR 14,988 million) of the Assets held in trust are attributable to the Promotion for developing and transition countries business area.
Volume of Administered Loans Granted (Loans in the Name and for the Account of Third Parties)

	31 Dec. 2010	31 Dec. 2009	Change
	(EUR in millions)
Administered loans	6,793	5,643	1,150

(76) Leasing transactions as lessee
Disclosures on Lessee Agreements as at 31 December 2010

	Due within	Due in between one	Due in more than
	one year	and five years	five years	Total
	(EUR in millions)
Finance leases
Future minimum leasing payments	4	6	0	10
Unearned finance income after remaining maturities	0	1	0	1
Present value of future minimum leasing payments	4	5	0	9
Operating leases
Future minimum leasing payments	6	14	0	20
Disclosures on Lessee Agreements as at 31 December 2009

	Due within	Due in between one	Due in more than
	one year	and five years	five years	Total
	(EUR in millions)
Finance leases
Future minimum leasing payments	5	4	0	9
Unearned finance income after remaining maturities	0	0	0	1
Present value of future minimum leasing payments	5	4	0	9
Operating leases
Future minimum leasing payments	11	5	0	16
(77) Average number of employees during the financial year

	2010	2009	Change
Employees (female)	2,227	2,086	141
Employees (male)	2,304	2,179	125

Total	4,531	4,265	266
Staff not covered by collective agreements	3,193	3,017	176
Staff covered by collective agreements	1,338	1,248	90
The average number of employees including temporary staff but without members of the Executive Board and trainees was calculated based on the levels at the end of each quarter.
(78) Compensation report
Overview of Total Compensation to Members of the Executive Board and Board of Supervisory Directors

	2010	2009	Change
	(EUR in thousands)
Members of the Executive Board	3,346	2,658	688
Former members of the Executive Board and their surviving dependents	4,026	3,619	407
Members of the Board of Supervisory Directors	176	160	16

Total	7,548	6,437	1,111

Compensation to the Executive Board
The compensation system for the KfW Executive Board is aimed at appropriately compensating members of the Executive Board for their duties and responsibilities. Executive Board contracts are drawn up based on the 1992 version of the policy for hiring executive board members at credit institutions of the Federal Government. The individual contracts contain adjustments.
Executive Board members who were appointed to the Executive Board prior to June 2009 currently receive annual salaries paid in twelve equal payments. They also receive a fixed end-of-year bonus paid annually upon approval of the annual financial statements by the Board of Supervisory Directors. Executive Board members who have been appointed or reappointed since June 2009 receive the fixed end-of-year bonus paid out as part of their monthly salaries.
Compensation of the Chief Executive Officer is an exception. He receives a variable end-of-year bonus of at least EUR 160,000 in addition to his fixed annual salary. This minimum bonus payment does not apply if KfW’s net income for a financial year is insufficient to ensure allocation to the statutory reserves.
The Executive Committee discusses the Executive Board compensation system, including contract components in detail, and regularly reviews the compensation system. The Board of Supervisory Directors resolves upon the basic structure of the Executive Board compensation system as proposed by the Executive Committee. Appropriateness of compensation was most recently reviewed in December 2010.
The following table shows total compensation, broken down into fixed and, where applicable, variable components and other forms of compensation, as well as allocations to pension provisions for the individual Executive Board members.

					Allocation to
		Variable	Other		pension
	Salary	compensation	compensation	Total	provisions
Dr Ulrich Schröder (Chief Executive Officer)	660.0	160.0	177.2	997.2	516.4
Dr Günther Bräunig	466.6	0	26.0	492.6	269.2
Dr Norbert Kloppenburg	466.6	0	52.0	518.7	270.2
Bernd Loewen	480.0	0	283.6	763.6	181.4
Dr Axel Nawrath	466.0	0	107.6	573.6	412.9

Total	2,539.2	160.0	646.5	3,345.8	1,650.1

Other compensation largely comprises contractually agreed fringe benefits. Executive Board members are entitled to a company car with driver services for business and personal use. Executive Board members reimburse KfW for using a company car with a driver for private purposes in accordance with applicable tax regulations. They are reimbursed for the costs of maintaining a secondary residence for business reasons under tax regulations. Based on a personal security scheme, costs for security measures at Executive Board members’ residences are covered to an appropriate extent and were therefore first reported in financial year 2010 under Other compensation.
Executive Board members are insured under a group accident insurance policy. Supplements are paid on health and long-term care insurance premiums. Executive Board members are covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Executive Board members and by a supplemental legal expenses insurance policy. These two policies are group insurance policies. The D&O policy protects against financial loss, which could arise from performance of duties as KfW Executive Board members. At present, there is no deductible. KfW Executive Board members acting in their management capacity are also protected by a special legal expenses group policy for employees covering criminal action brought against Board members.
Other compensation also includes compensation for exercising group mandates.
As all other executives, Executive Board members may also opt to participate in the deferred compensation program — a supplemental company pension scheme financed via tax-free salary conversion.
Benefits in kind that cannot be granted tax-free are subject to taxation as non-cash benefits for Executive Board members.

As at the end of 2010, there was one loan to a member of the Executive Board with an outstanding amount of EUR 81.4 thousand (2009: EUR 87.5 thousand). The interest rate is between 3% per annum and 4% per annum. No new loans were granted to Executive Board members in 2010 nor will any more be granted in future.
Executive Board members are entitled to pension payments after retiring from KfW. Pension commitments for Executive Board members as well as their surviving dependents are based on the 1992 version of the policy for hiring executive board members at credit institutions of the Federal Government.
Pension payments to former Executive Board members or their surviving dependents were as follows in 2010:

	Number	EUR in thousands
Former members of the Executive Board	20	3,318
Surviving dependents	10	708

Total	30	4,026

Provisions in the amount of EUR 48,515 thousand had been set up at the end of 2010 for pension obligations to former members of the Executive Board and their surviving dependents (2009: EUR 47,515 thousand). No loans were granted to former Executive Board members and their surviving dependents in 2010.
Compensation to members of the Board of Supervisory Directors
The amount of compensation to members of the Board of Supervisory Directors is determined by the supervisory authority in accordance with section 4 (5) of KfW’s by-Laws. Prior to the amendment to the by-Laws effective 1 January 2011, the term “Aufwandsentschädigung” (expense allowance) was used. With the last revision in May 2010, compensation to members of the Federal Government who are members of the Board of Supervisory Directors pursuant to section 7 (1) no. 2 KfW Law was set at EUR 0.00 for the first time for 2010. Moreover, compensation for the Chairman of the Board of KfW Supervisory Directors and his deputies was also set at EUR 0.00.
For 2010, compensation for other members of the Board of Supervisory Directors pursuant to section 7 (1) no. 3 — 6 KfW Law amounted to EUR 5.1 thousand per annum; compensation for membership on the Executive, Credit or Audit Committees, was a standard amount of EUR 0.6 thousand per annum for each member. Committee chairs received no special compensation.
Members who join during the year receive their compensation on a pro-rata basis.
A daily allowance (EUR 0.2 thousand per meeting day) is paid and travel expenses and applicable VAT are reimbursed upon request.
The following table provides details on the compensation paid to the Board of Supervisory Directors in 2010; stated amounts are net amounts in EUR thousands.

			Board of
		Dates of	Supervisory
		membership in	Directors	Committee	Daily
No.	Name	2010	membership	membership	allowance1)	Total
1.	Rainer Brüderle	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
2.	Dr Wolfgang Schäuble	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
3.	Ilse Aigner	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
4.	Anton F. Börner3)	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
5.	Christian Brand3)	1 Jan. – 31 Dec.	5.1	1.2	0.0	6.3
6.	Frank Bsirske3)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
7.	Prof Dr Hans Heinrich Driftmann3)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
8.	Prof Dr Kurt Faltlhauser2) 3)	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
9.	Axel Gedaschko2) 3)	1 Jan. – 31 Oct.	4.2	0.4	0.0	4.7
10.	Heinrich Haasis3)	1 Jan. – 31 Dec.	5.1	1.8	0.6	7.6
11.	Hubertus Heil3)	1 Jan. – 31 Dec.	5.1	0.5	0.2	5.8
12.	Gerhard P. Hofmann3)	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
13.	Bartholomäus Kalb3)	1 Jan. – 31 Dec.	5.1	1.2	0.4	6.7

			Board of
		Dates of	Supervisory
		membership in	Directors		Committee		Daily
No.	Name	2010	membership		membership		allowance1)	Total
14.	Roland Koch2) 3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
15.	Dr h.c. Jürgen Koppelin3)	1 Jan. – 31 Dec.	5.1		0.6		0.8	6.5
16.	Monika Kuban3)	1 Jan. – 31 Dec.	5.1		0.0		0.2	5.3
17.	Karoline Linnert2) 3)	1 Jan. – 31 Dec.	5.1		0.5		0.4	6.1
18.	Dr Helmut Linssen2) 3)	1 Jan. – 24 Aug.	3.4		0.7		0.0	4.1
19.	Dr Gesine Lötzsch3)	1 Jan. – 31 Dec.	5.1		0.5		0.8	6.4
20.	Claus Matecki3)	1 Jan. – 31 Dec.	5.1		0.0		0.2	5.3
21.	Dr Michael Meister3)	1 Jan. – 31 Dec.	5.1		0.6		0.6	6.3
22.	Franz-Josef Möllenberg3)	1 Jan. – 31 Dec.	5.1		1.2		0.6	6.9
23.	Hartmut Möllring2) 3)	1 Jan. – 31 Dec.	5.1		0.0		0.6	5.7
24.	Dirk Niebel	1 Jan. – 31 Dec.	0.0		0.0		0.0	0.0
25.	Dr Peter Ramsauer	1 Jan. – 31 Dec.	0.0		0.0		0.0	0.0
26.	Dr Norbert Röttgen	1 Jan. – 31 Dec.	0.0		0.0		0.0	0.0
27.	Alexander Rychter3)	1 Jan. – 31 Dec.	5.1		0.6		0.6	6.3
28.	Christine Scheel3)	1 Jan. – 31 Dec.	5.1		0.6		0.6	6.3
29.	Hanns-Eberhard Schleyer3)	1 Jan. – 31 Dec.	5.1		1.2		0.6	6.9
30.	Andreas Schmitz3)	1 Jan. – 31 Dec.	5.1		1.8		0.2	7.2
31.	Dr Werner Schnappauf3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
32.	Carsten Schneider3)	1 Jan. – 31 Dec.	5.1		0.5		0.8	6.4
33.	Michael Sommer3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
34.	Gerd Sonnleitner3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
35.	Marion Walsmann2) 3)	1 Jan. – 31 Dec.	5.1		0.0		0.0	5.1
36.	Dr Norbert Walter-Borjans2) 3)	15 Oct. – 31 Dec.	1.3		0.0		0.0	1.3
37.	Dr Guido Westerwelle	1 Jan. – 31 Dec.	0.0		0.0		0.0	0.0

Total			147.0	4)	19.1	4)	10.0	176.1	4)

1)	Reported for the first time in 2010 under Compensation paid to the Board of Supervisory Directors

2)	Amount determined by state law

3)	Amount not called as at 31 December 2010

4)	Including amounts not yet called
There are no pension obligations for members of the Board of Supervisory Directors.
In 2010, members of the Board of Supervisory Directors received no compensation for personal services provided.
No loans were granted to members of the Board of Supervisory Directors in 2010.
Members of the Board of Supervisory Directors are covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Supervisory Directors, and by a supplemental legal expenses insurance policy. These two policies are group insurance policies. The D&O policy protects against financial loss, which could arise from performance of duties as KfW Supervisory Directors. There is no deductible. KfW Supervisory Directors acting in that capacity are also protected by a special legal expenses group policy for employees covering criminal action brought against Supervisory Directors and by a group accident insurance policy.
(79) Related party disclosures
KfW Bankengruppe’s related parties, in accordance with IAS 24, include as legal entities the consolidated subsidiaries, the non-consolidated affiliated entities, jointly controlled entities, associated entities and the shareholdings for the Federal Government.
Natural persons considered related parties in accordance with IAS 24 include the members of the Executive Board and the Directors of KfW, the managing directors of all subsidiaries included in the financial statements and the members of the supervisory boards of certain consolidated subsidiaries.
KfW is a public law institution in which the Federal Republic of Germany (Federal Government) holds an 80% and the federal states a 20% stake. Any transactions with the Federal Government and the federal states in 2010 are covered by the rules and regulations set forth in the KfW Law. This also includes operations in which the Federal Republic of Germany has a state interest and which the Federal Government has assigned to KfW (mandated transactions in accordance with section 2 (4) KfW Law).
The business relationships between KfW and its affiliates and other natural persons considered related parties are primarily determined by the rules set out in the KfW Law, KfW’s by-Laws and by applying the principles of the Public Corporate Governance Code of the Federation (Public Corporate Governance Kodex des Bundes). The conditions and prices are in line with standard market conditions and are concluded in accordance with KfW’s general conditions for its loan programmes open to the general public.
(80) Auditor’s fees

	2010	2009	Change
	(EUR in thousands)
Audit	1,635	1,834	-198
Other audit-related services	237	40	197
Tax advisory services	156	329	-173
Other services	677	278	399

Total	2,706	2,481	225

(81) Disclosures on shareholdings
Subsidiaries Included in the Consolidated Financial Statements

		Equity (IFRS)
Name/registered office	Capital share	as at 31 Dec. 2010
	%	(EUR in millions)
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany (www.kfw-ipex-bank.de)	100.0	2,601
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	100.0	1,858
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany (www.deginvest.de)	100.0	1,877
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	100.0	286
KfW Beteiligungsholding GmbH, Bonn, Germany	100.0	277
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	100.0	19
Investments Included in the Consolidated Financial Statements Using the Equity Method

		Equity
Name/registered office	Capital share	as at 31 Dec. 2010
	%	(EUR in millions)
Railpool Holding GmbH & Co. KG, Munich, Germany	50.0	12
Railpool GmbH, Munich, Germany	50.0	1
Microfinance Enhancement Facility S.A., Luxembourg	16.7	98
Green for Growth Fund, Southeast Europe S.A., Luxembourg	17.3	58
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich, Germany	49.0	4
The leasing company Railpool GmbH was formed in 2008 as an asset manager for rail vehicles, and has been included in the consolidated financial statements as a jointly controlled entity accounted for using the equity method (with the equity share increased by the pro rata net income share) since financial year 2009. KfW IPEX-Bank holds a 50% share in Railpool GmbH and actively supports building up this company. Railpool Holding GmbH & Co. KG was already accounted for using the equity method in the consolidated financial statements in 2008. Railpool Holding GmbH & Co. KG covers all of the key elements in providing leasing for locomotives and other railway vehicles via various operating companies. Details of the areas of operation as well as a summary of financial information can be found on the respective companies’ websites (http://www.railpool.eu).

Microfinance Enhancement Facility S.A. (MEF), an associated entity, is also accounted for using the equity method. The Promotion for developing and transition countries business area is responsible for MEF, a KfW investment in a refinancing facility for microfinance institutions.
Green for Growth Fund, Southeast Europe (GGF, formerly Southeast Europe Energy Efficiency Fund) and AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG have newly been included in the consolidated financial statements as associated entities accounted for using the equity method. GGF is a fund to promote SME and private household investment in energy efficiency and renewable energy in the Western Balkans and in Turkey (business area: Promotion for developing and transition countries). The Eigenkapitalfonds für deutschen Mittelstand initiated by KW Bankengruppe and Commerzbank serves to provide equity for the sustainable development of higher turnover SMEs (business area: KfW Mittelstandsbank).
Special Funds Included in the Consolidated Financial Statements

Name	Capital share	Fund volume (IFRS) as at 31 Dec. 2010
	%	(EUR in millions)
Frankfurt I	100.0%	1,052
Atlantik	100.0%	1,088
The investments held in the special security funds are mostly part of KfW Bankengruppe’s strategic asset management. The special funds Frankfurt I, München I and Atlantik existed at the beginning of 2010. The special fund München I was merged with the special fund Frankfurt I after fund assets were transferred within KfW Bankengruppe in the third quarter of 2010. The special fund Cologne established in connection with the IKB sale in 2008 is no longer included in the consolidated financial statements as realisation of the portfolio investments has been completed.
Affiliated entities not included in the consolidated financial statements
Five affiliated entities, nine associated entities, four jointly controlled entities and four special purpose vehicles of minor significance to the presentation of the financial position and performance of KfW Bankengruppe have not been consolidated; instead they are shown in the statement of financial position under Securities and investments. These companies account for 0.1% of KfW Bankengruppe’s total assets.
List of KfW Bankengruppe Shareholdings as at 31 December 2010
KfW shareholdings

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Fully consolidated affiliated entities included in the consolidated financial statements
1	DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH	Cologne, Germany	100.0	EUR	1	1,604,535	268,230
2	KfW Beteiligungsholding GmbH	Bonn, Germany	100,0	EUR	1	275,972	95,744
3	KfW IPEX-Beteiligungsholding GmbH	Frankfurt am Main, Germany	100.0	EUR	1	1,625,985	351

B. Affiliated entities not included in the consolidated financial statements
4	Astra Grundstücksgesellschaft mbH & Co. Bauträger KG	Frankfurt am Main, Germany	100.0	EUR	1	1,500	33
5	KfW International Finance Inc. i. L.	Delaware, USA	100.0	USD	1.3362	0	0

C. Jointly controlled entities not included in the consolidated financial statements
6	Berliner Energieagentur GmbH	Berlin, Germany	25.0	EUR	1	3,285	405
7	DENA-Deutsche Energie-Agentur GmbH	Berlin, Germany	26.0	EUR	1	4,861	1,113

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

D. Other shareholdings
8	AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG 1)	Munich, Germany	49.0	EUR	1	n.a.	n.a.
9	Deutsche Post AG	Bonn, Germany	30.5	EUR	1	8,273,000	693,000
10	eCapital Technologies Fonds II GmbH & Co. KG	Münster, Germany	24.8	EUR	1	14,125	-1,445
11	Mittelstandsfonds Hamburg MHH GMBH & CO. KG	Hamburg, Germany	24.9	EUR	1	6,601	639
12	POST 2012 Carbon Credit Fund CV	Amsterdam, Netherlands	20.0	EUR	1	82	-101
13	Galaxy SARL	Luxembourg	20.0	EUR	1	67,702	-34,967

Shareholdings of KfW IPEX-Bank GmbH

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Affiliated entities not included in the consolidated financial statements
1	Sperber Rail Holdings Inc. 1)	Wilmington, USA	100.0	USD	1.3362	n.a.	n.a.

B. Jointly controlled entities included in the consolidated financial statements
2	Railpool GmbH	Munich, Germany	50.0	EUR	1	942	-1,969
3	Railpool Holding GmbH & Co. KG	Munich, Germany	50.0	EUR	1	-246	-2,201

C. Jointly controlled entities not included in the consolidated financial statements
4	Movesta Development Capital Beteiligungsgesellschaft mbH	Düsseldorf, Germany	50.0	EUR	1	2,625	-1,433
5	Canas Leasing Ltd.	Dublin, Ireland	50.0	USD	1.3362	0	0

D. Other shareholdings
6	Freighter Leasing S.A.	Luxembourg	22.2	USD	1.3362	15,268	1,633

Shareholdings of tbg Technologie-Beteiligungs-Gesellschaft mbH

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Company name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Affiliated entities not included in the consolidated financial statements
1	Strategic European Technologies N.V.	‘s-Hertogenbosch, Netherlands	52.0	EUR	1	20,372	11,551

B. Other shareholdings
2	ASMEC Advanced Surface Mechanics GmbH	Rossendorf, Germany	20.8	EUR	1	65	-118
3	AURELIA Technologie-Fonds I GmbH & Co. Beteiligungen KG	Frankfurt am Main, Germany	24.6	EUR	1	7,717	-2,837
4	BioM VC GmbH & Co. Fonds KG	Munich, Germany	19.4	EUR	1	2,177	-8
5	Business-Angel-Beteiligungsgesellschaft mbH & Co. KG	Hannover, Germany	23.8	EUR	1	3,870	1,882
6	cv cryptovision GmbH	Gelsenkirchen, Germany	24.8	EUR	1	565	-288
7	eCapital New Technologies Fonds AG & Co.Unternehmensbeteiligungsgesellschaft KG	Münster, Germany	24.8	EUR	1	3,076	133
8	FAMA Fassaden GmbH	Zottelstedt-Apolda, Germany	24.7	EUR	1	92	74
9	FIB Fonds für Innovation und Beschäftigung Rheinland Pfalz UBG mbH	Mainz, Germany	24.0	EUR	1	2,844	-67

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Company name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

10	Heidelberg Innovation GmbH & Co. BioScience Venture KG	Heidelberg, Germany	25.0	EUR	1	2,230	-1,735
11	IMH Venture Capital Berlin GmbH	Berlin, Germany	25.0	EUR	1	422	-287
12	infoRoad GmbH	Heroldsberg, Germany	22.5	EUR	1	-24	1,138
13	i42 Informationsmanagement GmbH	Mannheim, Germany	20.9	EUR	1	66	-97
14	KTB Technologie Beteiligungsgesellschaft mbH & Co. KG	Hemmingen, Germany	36.7	EUR	1	3,896	-4,501
15	Medizin Forum AG	Bad Nauheim, Germany	24.9	EUR	1	72	-9
16	MicroVenture GmbH & Co. KGaA Beteiligungsgesellschaft	Düsseldorf, Germany	23.3	EUR	1	6,349	-187
17	Premium Bodywear AG	Wittgensdo, Germany	24.0	EUR	1	394	78
18	RS Reengineering Softwaredesign AG	Berlin, Germany	23.3	EUR	1	-122	52
19	Saarländische Wagnisfinanzierungsgesellschaft mbH	Saarbrücken, Germany	20.4	EUR	1	6,384	150
20	Sachsen LB V.C. GmbH & Co. KG	Leipzig, Germany	24.8	EUR	1	9,387	-450
21	Sepiatec GmbH	Berlin, Germany	21.9	EUR	1	51	-220
22	SHS Gesellschaft für Beteiligungen mbH & Co. Mittelstand KG	Tübingen, Germany	24.8	EUR	1	5,642	-457
23	S-ReFIT AG	Regensburg, Germany	21.5	EUR	1	28,741	258
24	Technologie Beteiligungsfonds Bayern GmbH & Co. KG	Munich, Germany	25.0	EUR	1	4,752	371
25	Technologie Beteiligungsfonds Bayern Verwaltungs GmbH	Munich, Germany	25.0	EUR	1	32	2
26	Tübinger Seed Fonds KG	Tübingen, Germany	21.9	EUR	1	638	-3
27	TVM Medical Ventures GmbH & Co. KG	Munich, Germany	23.3	EUR	1	6,789	-387
28	Venture Capital Thüringen GmbH & Co. KG	Erfurt, Germany	25.0	EUR	1	2,050	-2,780

Shareholdings of KfW IPEX- Beteiligungsholding GmbH

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Company name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Affiliated entities fully consolidated in KfW Bankengruppe’s financial statements (Fully consolidated affiliated entities includes in the consolidated financial statements)
1	KfW IPEX-Bank GmbH	Frankfurt am Main, Germany	100.0	EUR	1	2,559,402	144,694

Shareholdings of KfW Beteiligungsholding GmbH

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Affiliated entities fully consolidated in KfW Bankengruppe’s financial statements
1	Finanzierungs- und Beratungsgesellschaft mbH	Berlin, Germany	100,0	EUR	1	13,291	1,299
2	tbg Technologie-Beteiligungsgesellschaft mbH	Bonn, Germany	100.0	EUR	1	316,300	0

B. Affiliated entities not included in the consolidated financial statements
1	Astra Grundstücksgesellschaft mbH	Frankfurt am Main, Germany	100.0	EUR	1	58	0

Shareholdings of Deutsche Investitions- und Entwicklungsgesellschaft (DEG)

					Exchange
					rate EUR
					1.00
					= ... CU 4)
					(as at 31	Equity in	Net income
No.	Name	Place	Capital share	CC 3)	Dec. 2010)	TCU 2)	in TCU 2)

A. Other shareholdings
1	PCC-DEG Renewables GmbH	Duisburg, Germany	40.0	EUR	1	7,438	-115
2	Banque Nationale de Dévelopement Agricole	Bamako, Mali	21.4	XOF	655.957	14,673,751	2,019,012
3	Corporate Leasing Company Egypt	Cairo, Egypt	22.2	EGP	7.75839	109,156	23,208
4	Tourism Promotion Services Ltd.	Kigali, Ruanda	29.1	RWF	791.21	6,299,016	-41,315
5	Banyan Tree Growth Capital	Port Louis, Mauritius	27.0	USD	1.3362	16,828	-91
6	The SEAF Central and Eastern Europe Growth Fund	Washington, USA	25.0	USD	1.3362	10,467	-158
7	Kendall Court Mezzanine (Asia) Bristol Merit Fund L.P.	Cayman Islands	24.4	USD	1.3362	14,203	1,567
8	Tolstoi Investimentos S.A.	Sao Paulo, Brazil	38.0	BRL	2.218	69,129	-13,086
9	Acon Latin American Opportunities Fund-A, L.P.	Washington, USA	40.0	USD	1.3362	303	-1,444
10	H&Q Philippine Holdings, Inc.	Manila, Philippines	50.0	PHP	58.3360	42,042	5,025
11	Benetex Industries Ltd.	Dhaka, Bangladesh	28.3	BDT	94.3236	278,214	8,763
12	Langfang Hess Building Materials Machinery, Co. Ltd.	Langfang, China	40.0	CNY	8.8220	37,290	4,874
13	Jade Cargo International Co. Ltd.	Shenzhen, China	24.0	CNY	8.8220	-671,444	13,209
14	The New Baghlan Sugar Company Ltd.	Baghlan-e Sonhati, Afghanistan	30.3	AFN	45.7600	880,160	-12,673
15	HaPe International Ningbo Ltd.	Ningbo, China	37.5	CNY	8.8220	77,857	8,523
16	Wanfeng MotorcycleWheel Co. Ltd.	Xinchang, China	34.8	CNY	8.8220	519,976	119,684
17	Ace Power Pvt. Ltd.	Colombo, Sri Lanka	26.0	LKR	148.2780	4,283,276	1,125,226
18	OJSC Tourism Promotion Services	Dushanbe, Tajikistan	21.0	TJS	5.8832	-59	-90
19	PT Avrist Assurance	Jakarta, Indonesia	23.0	IDR	12,041.8700	905,092,000	147,073,000
20	TOO Knauf Gips Kaptschagaij GmbH	Kapshagaij, Kazakhstan	40.0	KZT	197.24	5,957,699	1,797,831
21	PII TOW Ukrspon LLC	Kiev, Ukraine	22.6	EUR	1	1,104	315
22	Tirana Airport Partners SHPK	Rinas, Albania	31.7	EUR	1	33,313	3,246
23	Center-Invest Bank	Rostov-on-Don, Russia	22.5	RUB	40.82	5,442,300	66,614
24	TOO Isi Gips Inder	Inderborskij, Kazakhstan	40.0	KZT	197.24	1,392,651	23,121
25	Emerging Europe Leasing and Finance (EELF) B.V.	Amsterdam, Netherlands	25.0	EUR	1	13,401	-79

Footnotes

1.	The company is in the start-up phase. No financial statements have been prepared yet.

2.	Financial statements prepared in accordance with local financial reporting framework

3.	ISO currency code

4.	CU - Currency units in local currency

Reprint of the Auditor’s Report
Based on the final results of our audit we issued the following unqualified auditor’s report dated March 8, 2011
“Auditor’s Report
We have audited the consolidated financial statements prepared by KfW, Frankfurt am Main, comprising the statement of comprehensive income, statement of financial position, statement of changes in equity, statement of cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2010. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB (Handelsgesetzbuch “German Commercial Code”) and supplementary provisions of the Law concerning KfW (KfW Law) are the responsibility of KfW’s Executive Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch “German Commercial Code”) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany (IDW)). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the KfW Law and give a true and fair view of the net assets, financial position and results of operations of KfW Bankengruppe in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.”
Frankfurt am Main, 8 March 2011
KPMG AG
Wirtschaftsprüfungsgesellschaft

Mock	Schweitzer
Wirtschaftsprüfer	Wirtschaftsprüfer

(German Public Auditor)	(German Public Auditor)

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Bernd Loewen
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

By:	/s/ Dr. Günther Bräunig
	Name:	Dr. Günther Bräunig
	Title:	Member of the Executive Board

     Date: April 8, 2011

EXHIBIT INDEX

Exhibit	Description

(e)	Auditor’s consent

(i)	By-laws of KfW of May 1, 2011 (English language translation)